Exhibit 99.1

ABOUT THIS DOCUMENT

This document, which is dated December 7, 2022 and appears as Exhibit 99.1 to our Form 6-K, filed with the United States Securities and Exchange Commission (the “SEC”) on December 7, 2022, is intended to be incorporated by reference into the prospectus included in our registration statement on Form F-3, to be filed with the SEC on the date hereof, and any future prospectus filed by us with the SEC to the extent such prospectus states that it incorporates by reference this document.

We have historically conducted our business through Sono Motors GmbH, which became a wholly- owned subsidiary of Sono Group N.V. after a corporate reorganization: We were incorporated pursuant to the laws of The Netherlands as Sono Motors Finance B.V. on October 23, 2020 as a wholly-owned subsidiary of Sono Motors GmbH. As part of the corporate reorganization that was completed on November 27, 2020, our then-existing shareholders contributed all of their shares in Sono Motors GmbH to Sono Motors Finance B.V. in exchange for newly issued ordinary shares of Sono Motors Finance B.V. In addition, the sole issued and outstanding ordinary share in Sono Motors Finance B.V. at that time, which was held by Sono Motors GmbH, was canceled (ingetrokken). As a result, Sono Motors GmbH became a wholly-owned subsidiary of Sono Motors Finance B.V. and the then-existing shareholders of Sono Motors GmbH became the shareholders of Sono Motors Finance B.V. Also on November 27, 2020, Sono Motors Finance B.V. was converted into a public company with limited liability under Dutch law (naamloze vennootschap), and changed its legal name from Sono Motors Finance B.V. to Sono Group N.V. A portion of the newly issued ordinary shares of Sono Group N.V. was also converted into high voting shares in the share capital of Sono Group N.V.

Immediately prior to the pricing of our initial public offering (“IPO”) on November 16, 2021, we issued additional ordinary shares to all of our existing shareholders, having the effect of a share split. Each of our existing shareholders received 0.71 additional ordinary shares per ordinary share or high voting share held by them immediately prior to the pricing of our IPO, rounded down to the nearest integer. This resulted in an issuance of 25,468,644 ordinary shares to our existing shareholders. These ordinary shares were issued for no consideration. The nominal value of these ordinary shares was charged against our reserves.

Unless otherwise indicated or the context otherwise requires, all references in this document to “Sono Motors,” the “Company,” “we,” “our,” “ours,” “ourselves,” “us” or similar terms refer to (i) Sono Motors GmbH, together with its subsidiary Sono Motors Finance B.V. at that time, prior to the further implementation of the aforementioned corporate reorganization, (ii) Sono Motors Finance B.V., together with its subsidiary, as of the completion of the exchange of all ordinary shares in Sono Motors GmbH for newly issued ordinary shares in Sono Motors Finance B.V. and prior to the conversion of Sono Motors Finance B.V. into Sono Group N.V. and (iii) Sono Group N.V., together with its subsidiary, after the aforementioned corporate reorganization, in which Sono Motors Finance B.V. was converted into Sono Group N.V.

RISK FACTORS

You should carefully consider the risks and uncertainties described below and the other information in this document, in our most recent annual report on Form 20-F and in our other reports on Form 6-K filed with the United States Securities and Exchange Commission (the “SEC”) before making an investment in our securities. Our business, financial condition or results of operations could be materially and adversely affected if any of these risks occurs, and as a result, the market price of our ordinary shares could decline and you could lose all or part of your investment.

This document also contains forward-looking statements that involve risks and uncertainties. See “Information Regarding Forward-Looking Statements.” Our actual results could differ materially and adversely from those anticipated in these forward-looking statements as a result of certain factors, including the risks facing our Company.

Risks Related to Our Industry

Our success and future growth is dependent upon the market’s willingness to adopt solar electric vehicles.

The demand for our vehicles will highly depend upon the demand for and adoption of electric vehicles in general and solar electric vehicles in particular. The market for electric vehicles, particularly solar electric vehicles, is still rapidly evolving, characterized by rapidly changing technologies, price and other competition, evolving government regulation and industry standards, as well as changing or uncertain consumer demands and behaviors. Factors that may influence the adoption of electric vehicles in general, and solar electric vehicles in particular, include:

●	perceptions about the effectiveness of solar technology deployed in electric vehicles;
●	perceptions about electric vehicle quality, safety, design, performance and cost, especially if adverse events or accidents occur that are linked to the quality or safety of electric vehicles;
●	perceptions about vehicle safety in general, including the use of advanced technology, such as vehicle electronics, solar power, storage and regenerative braking systems;
●	the range limit over which electric vehicles may be driven on a single battery charge and the speed at which batteries can be recharged;
●	technical innovations concerning battery capacity and ability to hold its charge;
●	improvements in the fuel economy of internal combustion engines;
●	the availability of and service for electric vehicles;
●	the degree of environmental consciousness of consumers;
●	access to charging stations, standardization of electric vehicle charging systems and consumers’ perceptions about convenience and cost to charge an electric vehicle;
●	changes in the relative cost of electricity, oil, gasoline and hydrogen;
●	government regulations and economic incentives promoting fuel efficiency and alternate forms of energy;
●	the availability of tax and other governmental incentives to purchase and operate electric vehicles or future regulation requiring increased use of nonpolluting vehicles; and
●	macroeconomic factors.

While other car manufacturers such as Tesla, Inc., have successfully commercialized pure battery electric vehicles (“BEVs”), electric vehicles with a self-recharging component based on solar modules have not yet been introduced into the car market and remain commercially unproven. The Sion, the solar electric vehicle we are currently developing, may therefore not be as well accepted by the market as expected or not accepted at all and may not be able to claim the market position we hope for.

Developments in vehicle technology may adversely affect the demand for solar electric vehicles.

The automotive industry, particularly the e-mobility segment, is strongly technology driven and many established and new car manufacturers have entered or plan to enter the market for alternative fuel vehicles.

We expect competition in our industry to intensify in the future in light of regulatory initiatives and promotion, advancement of and increased demand for alternative fuel technologies and continuing consolidation in the worldwide automotive industry. Significant developments in alternative technologies, such as hydrogen fuel cell technology or advanced diesel, ethanol, or compressed natural gas or improvements in the fuel economy of the internal combustion engine, may materially and adversely affect solar electric vehicles. Other fuels or sources of energy may emerge as customers’ preferred alternative to our vehicle platform. Developments in battery technology, such as solid state batteries, may make solar technology superfluous. Any such development could threaten the successful commercialization of solar electric vehicles. Any failure by us to develop new or enhanced technologies or processes, or to react to changes in existing technologies or innovations of competitors, could result in the loss of competitiveness, negatively impact revenue and lead to a loss of market share.

The automotive market is highly competitive and we may not be among the first to serve the mass market with an electric vehicle with solar power capability.

The automotive market in general, and the automotive mass market in particular, are highly competitive and we are not the only company seeking to develop and offer a solar powered car. We believe that our solar module technology provides a competitive advantage and could, together with other factors, place us among the first to provide an electric vehicle (partly) powered by solar energy at a comparably low entry- price. However, numerous competitors strive to offer e-mobility affordable to the masses and several other market players are currently experimenting with solar charging technology, including manufacturers with established brands and significantly greater financial resources than us such as Tesla, Toyota and Hyundai. Some of our competitors benefit from greater financial resources, more extensive development, manufacturing, marketing and service capabilities, own manufacturing assets, greater brand recognition and a larger number of managerial and technical personnel. If competitors’ vehicles are brought to market at an affordable price or other material competitive (technological) advantage, we may experience a significant reduction in potential market share and reduction in expected revenue streams, which could impact our ability to successfully market the Sion or other models. Products from our competitors, particularly from low-cost electric car manufacturers, may successfully compete with or surpass the performance of our vehicles at more competitive prices.

We expect competition in our industry to intensify in the future, particularly in light of increased demand for alternative fuel and a regulatory push for electric vehicles (e.g., CO2 target emission regulations and tax or other monetary incentives), as well as declining battery prices. Continuing globalization may lead to additional potential competitors in emerging economies. Factors affecting competition include manufacturing efficiency, vehicle price, product quality, performance and features, design and styling, innovation and development time, reliability, safety, energy economy, charging options, customer service and financing terms. Increased competition may lead to lower vehicle unit sales and increased inventory, which may result in price pressure. We may not be able to successfully compete in our markets. For example, competitors may build affordable electric vehicles with solar power technology or may achieve competitive advantages before us. If the Sion is not among the first to market, this could significantly impact our ability to successfully launch the Sion and establish the Sono brand. Even if the Sion is among the first to market, we cannot assure that customers will choose our vehicles over those of our competitors, or over traditional BEVs or fossil fuel powered vehicles.

Demand in the automobile industry is highly volatile.

The markets in which we plan to compete have been subject to considerable volatility in demand. Demand for automobile sales depends to a large extent on general, economic, political and social conditions in a given market and the introduction of new vehicles and technologies. Difficult macroeconomic conditions, such as decreases in per capita income and level of disposable income, increased and prolonged unemployment or a decline in consumer confidence as a result of the COVID-19 pandemic, as well as spending reductions by businesses, could have a material adverse effect on demand for our vehicles. As a new automobile manufacturer, we have significantly less financial resources than more established automobile manufacturers to withstand changes in the market and disruptions in demand or to maintain operations as we seek to reach establishment of our brands and significant sales.

Demand for electric vehicles may also be affected by factors directly impacting automobile prices or the cost of purchasing and operating automobiles such as sales and financing incentives, prices of raw materials, parts and components, cost of fuel and governmental regulations, including tariffs, import regulation and other taxes. Volatility in demand may lead to lower vehicle unit sales and increased inventory, which may result in downward price pressure and adversely affect our business, prospects, financial condition and results of operation.

Risks Related to Our Business and Operations

We are an early-stage company with a history of significant losses and expect continuing losses for the foreseeable future, which lead to continued reliance on significant external financing and raise substantial doubt about our ability to continue as a going concern.

We are in the process of developing a solar electric vehicle, the Sion. We are still in the pre-production phase of our vehicles and preparing for commercial production. While we seek to increase monetization of our technology, we do not expect to generate any material revenue from vehicle sales until the commercial serial production of our vehicles, which we currently plan to commence in the first quarter of 2024. Our result for the six months ended June 30, 2022 was a loss for the period of €61.0 million and our result for the year ended December 31, 2021 was a loss for the period of €63.9 million. We have incurred net losses since our inception in March 2016, resulting in an accumulated deficit of €208.1 million as of June 30, 2022 compared to €147.1 million as of December 31, 2021. We will continue to incur significant expenses as we expand and refine our technology, continue our development of the Sion and seek street certification. We will also incur expenses related to preparations for the commercialization of the Sion, increasing our sales and marketing activities with the goal of building our brand, and adding infrastructure and personnel to support our growth. In addition, we currently incur various expenses from, for example, general administrative functions, our headquarters and costs relating to being a public company. We will not be able to cover our expenses with revenues at least until such time at which we begin material deliveries of the Sion and significantly increase the scale of our operations. Reservations essentially lock-in the purchase price for reservation holders. Elevated inflation levels will mean that our production cost will increase, reducing our expected margins at least for those vehicles that will be sold to reservation holders. Furthermore, we expect to incur additional substantial expenses in the foreseeable future as we intend to expand our business and product portfolio and invest in the design and development of new car models. These activities, which we consider vital to the development of our business, may result in prolonged losses. There is no guarantee that we will reach meaningful revenue levels or profitability or even that we will be able to continue as a going concern. Our ability to reach profitability in the future will not only depend on our ability to complete the development of and successfully commercialize the Sion but also on our ability to control our expenses and capital expenditures and manage our costs efficiently. If we are unable to achieve profitability, we may have to reduce the planned scale of our operations, which may impact our business growth and adversely affect our financial condition and results of operations. In addition, our continuous operation and our ability to continue as a going concern depend on our capability to obtain sufficient external equity or debt financing. If we do not succeed in doing so, we may need to curtail our operations, which could adversely affect our business, results of operations, financial position and cash flows.

We expect to continue to generate operating losses for the foreseeable future until the start of production of the Sion and possibly later. While we seek to increase monetization of our technology, we do not anticipate that we will generate commercial revenue or positive operating cash flows from vehicle sales of the Sion until the start of production or later.

Our ability to continue as a going concern is largely dependent on our ability to raise additional funds through debt or equity transactions, additional advance payments, or other means, and ultimately, to achieve serial production of the Sion. It is uncertain if sufficient financing can be obtained to continue as a going concern and further to achieve serial production of the Sion. Please also refer to Note 3.1 to the interim condensed consolidated financial statements included as Exhibit 99.2 in this Form 6-K.

There is no historical basis for reliably assessing the demand for our vehicles, our ability to develop, manufacture, and deliver the Sion or any other car model that we may roll out in the future, and our future profitability. There can be no assurance that the Sion, or any other model that we may roll out in the future, will be commercially successful or that we will be able to scale our operations. We have no reliable basis for the prediction of our future revenues and to appropriately budget for our expenses, and we may have limited insight into future trends that may emerge and affect our business. We need substantial funding for capital expenditure and additional development activities for the start of serial production. The estimated costs and timelines that we have developed to reach commercial production of our vehicles are subject to inherent risks and uncertainties involved in the transition from a start-up company focused on development activities to the commercial- scale manufacture and sale of vehicles in a mature industry. You should consider our business and prospects in light of the risks and challenges we face as a new entrant into our industry, including, but not limited to:

●	our ability to successfully launch the commercial production and sales of the Sion and to continuously advance our current and develop new technologies;

●	develop and manufacture safe, reliable and quality vehicles that appeal to customers, the challenges relating to the delivery and servicing of a large volume of vehicles;
●	raise funding and required to develop our business and reach commercial operation;
●	our ability to turn profitable and build a well-recognized and respected brand cost-effectively;
●	the ability to expand our vehicle line-up and navigate the evolving regulatory environment;
●	improve and maintain our operational efficiency, set up and manage our supply chain efficiently and adapt to changing market conditions, including technological developments and changes in our competitive landscape; and
●	find the necessary qualified personnel, build up and scale functioning structures within our Company as well as manage our growth effectively.

Our ability to develop vehicles is unproven and we may fail to finalize development and realize the commercialization of the Sion within the intended timeframe, budget or at all.

Our success will depend in large part on our ability to execute our plans to develop and produce the Sion. The successful development of the Sion is and will be subject to various risks and it will be difficult for us to develop other car models. We will need to implement technology that ensures that solar modules placed in different locations of the body work well together. Our vehicles will incorporate various other complex components, which requires substantial engineering and development efforts. Our efforts may not be successful and we may not be able to realize all advertised specifications of the Sion such as, for example, the advertised battery range or daily solar based range of our vehicles or the bi-directional charging functionality. We will have to finalize development of the electric powertrain and its components, which will be crucial for the range capacities of our vehicles. We also need to finalize the development of our infotainment and driver information system, where we face issues obtaining sample components in sufficient quantity and in a timely manner due to lock-downs in China and limited availability of semiconductor chips. This limited availability of semiconductor chips could also impact our ability to reach the start of production on our anticipated timeline. We further have to secure the supply of necessary components on acceptable terms. Components will be sourced from a large number of suppliers and there can be assurance that these components work together seamlessly. We will also need to engage in substantive testing, collision and safety activities, which we have not yet started. In order to keep our timeline, some of these testing, collision and safety activities will have to take place in parallel, leaving little to no room for error. The Sion will need to pass relevant safety standards and will need to meet stringent and constantly evolving safety and road certification requirements, potentially in various jurisdictions, and there is no guarantee that our vehicles will receive the required street certification from relevant authorities. We will also need to ensure that our technology and specifications can be applied to serial production. For example, in the course of building our SVVs (generation 3), we became aware of risks associated with industrial-scale production of our body structure. While we believe that we have found a solution at limited additional cost and without significant impact on expected production capacity, there can be no assurance that our solution fully addresses the issues or that similar engineering issues will not emerge in the future. Given the complexities involved in developing and testing a solar electric vehicle for the mass market, there is no guarantee that we will be able to finalize the development of the Sion within the given timeframe or budget. Vehicle manufacturers often experience delays in the release of new products and any further delay in the financing, development or regulatory approval of our vehicles could materially damage our brand, business, prospects, financial condition, results of operations, and cash flows, and could lead to material liquidity constraints.

We may even conclude that finalization of the development is not feasible and that we have to abandon the project, due to, for example, a change in the regulatory framework, lack of feasibility, engineering issues, lack of supplier capacity or availability, lack of customer demand or our inability to secure sufficient capital. In such a case, we may not be able to amortize any investments made until the relevant point in time at which such a decision is made. We may have invested significant resources and time into the development of the Sion, our technology or solutions and may also have entered into contractual arrangements with suppliers or other partners in such a context under which we may be subjected to continuous payment or other obligations irrespective of our decision to abandon the relevant underlying project. Any such decision to discontinue the development or offering of the Sion or any of our technologies or solutions would lead to significant losses.

Even if we finalize the Sion and launch series production, we may find engineering errors, defects or areas that need improvement. Also, technological changes or changes in supplier components may require us to change the Sion. There can be no assurance that we will be able to implement any such changes in a timely manner or that these changes will not trigger any follow-on issues.

We will initially depend largely on a single car model, the Sion.

We intend to initially derive the majority of our revenues from the production and sale of a single car model, the Sion. Our success and future profitability will substantially depend on the Sion’s commercial success and market acceptance. We intend to rely on a one-variant only approach and may decide not to make marketing-driven improvements or changes during the first years of production of the Sion. Car manufacturers have historically provided a variety of vehicle models in their fleets and new and improved vehicles were introduced frequently. To the extent that our product offering does not meet consumer expectations, or cannot be achieved on our projected timelines as well as cost and volume targets, our future profitability may be adversely affected. There is no guarantee that we will be able to market the Sion at the price and with the technical capabilities we currently envisage. We anticipate the purchase price of the Sion to be a significant competitive advantage, but the historical and current net sales prices of the Sion will not allow us to generate a profit initially (not including expected revenues from CO2 pooling, aftersales, the monetization of our solar technology or other expected revenues). Any increase of the net sales price for the Sion may negatively impact demand for the Sion and our reputation. We may need to make further upward adjustments of the sales price of the Sion as we finalize its development due to changes in technical specifications, production or component costs or otherwise, which may result in higher than anticipated sourcing or production cost. In addition, our standard configuration with a standard price for our vehicles may not be as effective as we intend. We intend to deliver our vehicles with technology features that may be offered as costly add-ons by our competitors. Customers may prefer personalized features based on diversified tastes and needs and we may not be able to meet various customer needs. We may have overestimated the demand for the Sion and if the production volume of our vehicles is lower than originally planned this may negatively affect the costs per car produced. We may have overly focused or may continue to overly focus on (perceived) key strengths and selling points of the Sion, such as its expected affordability and environmental friendliness, while neglecting other material product aspects or components, such as our vehicles’ passive or active safety, including driver assistance systems, or standard parts such as brakes or airbags, which may negatively affect our vehicles’ overall performance, safety, reputation and sales volume. In addition, our intended distribution model is different from the distribution models typically used by other car manufacturers, as we plan to sell vehicles directly to our customers over the internet, rather than through traditional dealerships or company- owned retail stores. This direct sales model may result in lower sales due to customer reluctance to rely on web- based vehicle purchasing, which is particularly relevant for us as we are still in the process of developing our brand and depend on the initial success of the Sion. There can also be no assurance that we will be able to broaden our portfolio by successfully developing additional car models. The currently envisaged start of the production of the Sion is in the first quarter of 2024 and customers may be unwilling to wait and decide to purchase other products that are or will be available earlier.

Customers may cancel their reservations for the Sion without penalty.

We have recorded reservations from potential customers for the Sion. At times, we have indicated that if we sell every Sion that has been reserved, we would have revenues of a certain amount. However, our customers may cancel a reservation without penalty according to our general terms and conditions, if no binding purchase agreement has been concluded by an agreed deadline. The relevant deadline agreed on with the customers reflected the start of serial production envisaged by us at the time the relevant reservations were made. The timing of such permitted cancellations varies, as we have amended our general terms and conditions extending the relevant cancellation deadline to reflect delays of the intended commencement of serial production of our vehicles. We have also asked some of our customers to agree to amendments of our terms and conditions that extended the date at which customers may cancel a reservation. However, not all customers who previously placed a reservation have yet accepted such amended terms and conditions. According to our terms and conditions, customers have the right to cancel their reservations without penalty at the time at which we ask them to sign a binding purchase agreement for a Sion.

To date, none of our customers has entered into a binding purchase agreement with us for our vehicles and we do not expect binding purchase agreements to be signed, at the earliest, until one year prior to the expected delivery date of a vehicle to the relevant customer. In the event of a customer’s cancellation we are obligated to refund any advance payments already paid in connection with the reservation; thus, a significant number of reservation cancellations could impact our liquidity. The anticipated lead times between customer reservations and the expected first delivery of the Sion may exacerbate the risk of cancellations. We have already had to delay the start of production, which has resulted in some cancellations, and any further delay in the launch of serial production may lead to additional cancellations. In order to mitigate the effect of delays of the expected start of the production of the Sion on our customers, we had entered into a cooperation with a traditional car manufacturer and for a limited period offered our customers the option to convert a portion of their advance payment into a lease arrangement for another electric vehicle at a discount until the delivery of the Sion. We have recently renewed this offer to our customers under slightly modified conditions and, in addition, alternatively offered them to lease a vehicle at discounted conditions from a start-up car rental company, which claims to focus on sustainability. However, such cooperation and offers expose us to additional costs, obligations and risks, and there is no guarantee that such initiatives will ultimately have the intended effect on customer loyalty.

In addition, even if we enter into binding purchase agreements with our customers, customers may, under certain circumstances, terminate such purchase agreement within two weeks after its conclusion under a principle of EU law relating to consumer protection in relation to distance contracts (Fernabsatzverträge) that do not involve face-to- face contact between us and customers. This principle would generally obligate us to take back the sold vehicle and refund the customer’s purchase price. Such principles applicable to distance contracts also apply to reservations. We may have also accidentally accepted reservations by customers from jurisdictions into which we will or may not be allowed to deliver our vehicles, leading to the cancellation of such reservations and the potential for reputational damage. As a result, there is no assurance that reservations will ultimately result in the purchase of a vehicle or that we actually realize our revenue expectations. Any projected revenue derived from reservations is based on a number of assumptions, including a projected purchase price for our vehicles. If the purchase price of our vehicles ends up being lower than anticipated, we may not achieve our projected level of revenue, even if all of our cars currently reserved are sold or otherwise commercialized.

We intend to benefit from additional revenue opportunities, but may not be able to commercialize these platforms.

Apart from generating revenue from sales of the Sion, we also plan to generate revenue from CO2 pooling and the monetization of our solar technology.

Under the relevant EU regulations, a car manufacturer may enter into CO2 pooling arrangements with other car manufacturers to avoid, or reduce, penalty payments, if it pools its emissions with those of manufacturers of zero- or low-emission vehicles. The economic benefit is shared among the pooling participations, potentially providing a manufacturer of zero- or low-emission vehicles with an additional source of revenue. However, it remains uncertain whether such CO2 pooling will be legally feasible in the future after the start of the serial production of our vehicles. The relevant regulatory framework may change and/or other car manufacturers may be less dependent on CO2 pooling than we expected. The unavailability, reduction or elimination of any relevant government and economic incentives could have a material adverse effect on the development of the e-mobility market, our business, prospects, financial condition and operating results. In addition, our potential to benefit from CO2 pooling may be lower than anticipated if traditional car manufacturers develop and produce their own alternative fuel vehicles to reduce their fleet-wide average emissions or if competitors would enter into CO2 pooling arrangements with traditional car manufacturers before us.

We also intend to monetize our technology based on licensing arrangements with third parties and royalty payments and we may also consider the development, general contracting and sale of certain selected solar components to third parties. However, there is no guarantee that we will be able to successfully finalize the development and commence commercialization of our technology on a large scale, particularly if our technologies are not as well received, functional or efficient as expected or should we face significant competition with respect to our technologies. The licensing of our technologies also requires patent-based or similar legal protection and there is no guarantee that we will obtain such protection in a timely manner, in the relevant jurisdictions or at all. We may fail to identify technical innovations that could be patentable and, accordingly, may fail to protect them via patents. In addition, we have already received purchase orders or entered into several letters of intent for partnerships, including with manufacturers of trailers, autonomous electric shuttles, trains, trucks, buses and boats. There is, however, no guarantee that we will be able to enter into final and binding commercial agreements with such manufacturers and ultimately monetize our technology.

We intend to deploy technologies and solutions in our vehicles, including our solar module technology, which may not be fully functional or available on our anticipated schedule or at all, and may remain unproven and pose additional risks.

The Sion will make use of certain of our technological innovations and solutions, including our solar module technology, our maximum power point tracker central unit (“MCU”), our on-board charger, our power sharing solution and our software and mobile application solution that is tailored to our power sharing solution and provides the backbone for our car-sharing and ride-pooling networks. We also plan to offer our own aftersales, self-service system based on an online database providing manuals and tutorials. The development of our technologies and solutions is ongoing. The functionality, usability and availability of our technologies and solutions in the day-to-day use of our vehicles and at scale is unproven. Our technology has not yet been tested in industrial production. The relevant production machines that turn our technology into actual products at industrial scale have not yet been developed. There is no guarantee that our vehicles will initially perform as expected under daily driving conditions or that we will be able to detect and fix any potential weaknesses in our vehicles’ technology, hardware or software prior to commencing serial production. For example, our solar modules and/or our batteries may not provide the expected additional range advantage compared to traditional BEVs or may be less reliable or more expensive to produce than expected. In addition, our solar modules may be subject to accelerated corrosion due to the impact of thermal expansion. An early prototype version of our integrated solar modules rippled and showed optical deviations when intensely exposed to the sun for an extended period of time. While we believe that we have found the reason for these issues, we cannot guarantee that they will not recur. In addition, partial exposure of our solar modules to sun may cause sections not exposed to sun to become very hot, which may lead to bodily harm should persons touch these sections. Defects in our integrated solar modules may cause fires and bodily harm. Furthermore, defects or inappropriate use of our power sharing solutions and insufficient safety measures could lead to bodily harm, short circuits and fire damage to our vehicles or any device or facility they are connected to. Also, any of our hardware or software solutions may contain errors, bugs, vulnerabilities or design defects or may be subject to technical limitations that may compromise the functionality of our vehicles or offering. Some errors, bugs, vulnerabilities, or design defects inherently may be difficult to detect and may only be discovered after commercialization of our vehicle has begun. For example, we recently discovered that the maximum point power tracker solution used for our retrofit solutions needs improvement to enhance the energy captured by the solar modules. A dynamic environment, such as a mobility application, may lead to partial shading and rapidly changing irradiance circumstances, which our maximum power point tracker solution does not yet address effectively. Additional risks may result from the use of any of our other technologies or solutions in jurisdictions where such use is not lawful and which we may not successfully control. For example, our power sharing solution may be used in jurisdictions where any of such power sharing options may not be lawful thereby exposing us or individuals to significant liability risks. Our car-sharing and ride-pooling offering may be subject to restrictive laws on passenger transportation and may also be overall less accepted by our customers than anticipated or compared to similar commercial offerings such as Zipcar or Share now.

Any of the technologies we intend to use in the Sion or solutions we expect to offer may not be available or fully functional at the time of the first deliveries of our vehicles or at all. There is no guarantee that our aftersales and self-service database will be fully functional or include all required manuals, tutorials or other relevant content to address all customer concerns and issues at the beginning of the market introduction of the Sion. Our self-service approach may be less accepted by our customers than expected. Customers may prefer an all-around carefree service and we may also not be able to successfully establish and offer a service partner network to our customers for an all-around carefree service for their vehicles as currently intended, in time or at all. In addition, questions concerning the warranty for repairs carried out by customers are still unresolved. Our car-sharing and ride-pooling application is based on complex information technology and may, for example, not be fully functional when first introduced or may not offer all relevant functions. Any impairment to the function or availability of our software applications may limit offerings associated with it and may make our car- and ride-sharing networks, as well as power sharing solutions, unavailable or less practical. Furthermore, not all of our technologies, such as our car- sharing and ride-pooling software application, are or will be protected by patents, which may negatively affect our ability to, directly or indirectly, realize or monetize such technologies.

We depend on the adequate protection of our intellectual property, which can be difficult and costly.

We invest significant resources in the development of technologies and hold several patents relating to our technological innovations to be included in the Sion, such as our solar module technology, ventilation system and our energy management system for vehicles. We consider these technologies and the related patents to be crucial for the commercial success of our vehicles. To establish and protect our rights in our technology, we rely on a combination of patents, trade secrets (including know-how), copyrights, trademarks, intellectual property licenses, employee and third-party nondisclosure agreements and other contractual rights.

The measures we take to protect our intellectual property from unauthorized use by others, including current or former suppliers, partners or employees, may not be effective for various reasons. Any patent applications we submit may not result in the issuance of patents, the scope of our issued patents may not be broad enough to protect our proprietary rights or our issued patents may be challenged and/or invalidated by our competitors. Any successful challenge to any of our intellectual property rights could deprive us of rights necessary for the successful commercialization of our vehicles or any technology relating thereto. Challenges to our patents could impair or eliminate our ability to collect future revenues and royalties on our technologies. The patent prosecution process is expensive, time consuming and complicated, and we and our future licensors may not be able to file, prosecute or maintain all necessary or desirable patent applications at a reasonable cost or in a timely manner or in all jurisdictions where protection may be commercially advantageous. It is also possible that we and our future licensors may fail to identify patentable aspects of our research and development output before it is too late to obtain patent protection. We filed and intend to continue to file trademark applications in relevant jurisdictions but may be unable to register our trademarks or otherwise protect them. For example, we have failed in some jurisdictions to obtain protection for our circle with a dot in the middle, if it is not combined with other distinctive elements. In China, our trademark application for our circle with a dot in the middle, the Sono name, and the combination of the Sono name and our circle with a dot in the middle has been objected to. In the United States, our application to register “Driven by the Sun” as a trademark has been denied. In addition, we are in ongoing discussions with an American developer and manufacturer of audio products, who filed oppositions against various trademarks that have been filed by us after a rebranding process, and a producer of telescopic sights who also filed oppositions against the same trademarks that have been filed by us after the rebranding process. With both opponents, we are in negotiation to find an amicable solution. Therefore, for the oppositions that have been filed by these opponents, an extension of the cooling-off period has been filed. Our efforts to register a trademark may be subject to oppositions and if a third-party were to register our trademarks, or similar trademarks, in a jurisdiction where we have not successfully registered such a trademark, it could create a barrier to the successful commercialization of our vehicles. For example, in Europe, there are on-going attempts to register the Company’s slogan or other marks in relation to transport vehicles by land, air, or water. Failure to adequately protect our intellectual property rights could result in our competitors offering similar products, potentially resulting in the loss of some of our competitive advantage as well as a decrease in our revenue, which would adversely affect our business, prospects, financial condition and operating results.

Even if we hold valid and enforceable patents or other intellectual property rights, the legal systems of certain countries, including certain developing countries, may not favor the enforcement of these rights or otherwise offer the same degree of protection as do the laws in the EU or United States, which could make it difficult for us to stop the infringement, misappropriation, or other violation of our patents or other intellectual property rights. Further, policing the unauthorized use of our intellectual property in various jurisdictions around the world may be difficult and require significant resources.

We have applied for patent protection relating to our technological innovations to be included in the Sion in certain jurisdictions. While we generally consider applying for patents in those countries where we intend to make, have made, use, or sell patented products, we may not accurately assess all the countries where patent protection will ultimately be desirable. If we fail to timely file a patent application in any such country, we may be precluded from doing so at a later date. Furthermore, our pending patent applications may be challenged by third parties or such applications may not eventually be issued by the applicable patent offices as patents. In addition, the patents issued as a result of our foreign patent applications may not have the same scope of coverage as our patents in the EU or United States.

Changes in the patent laws or their interpretation in the relevant jurisdictions may reduce our ability to protect our inventions and enforce our intellectual property rights. More generally, these changes could affect the value of our patents and other intellectual property. Our efforts in seeking patent protection for our technology could be negatively impacted by any such changes, which could have a material adverse effect on our existing patent rights and our ability to protect and enforce our intellectual property rights in the future. In particular, our ability to stop third parties from making, using, selling, offering to sell or importing products that infringe our intellectual property rights will depend in part on our success in obtaining and enforcing patent claims that cover our technology, inventions and improvements.

In some cases, we rely upon unpatented proprietary manufacturing expertise, continuing technological innovation, and other trade secrets to develop and maintain our competitive position. While we generally will enter into confidentiality agreements with our employees and third parties to protect our intellectual property, our confidentiality agreements could be breached and may not provide meaningful protection against improper use of our trade secrets or other proprietary information. There can be no assurance that third parties will not seek to gain access to our trade secrets or other proprietary information. In addition, adequate remedies may not be available in the event of unauthorized use or disclosure of our trade secrets or other proprietary information. Violations by others of our confidentiality agreements and the loss of employees who have specialized knowledge and expertise could harm our competitive position and cause our sales and operating results to decline as a result of increased competition.

Our patent applications may not lead to the granting of patents or desired protection in time or at all, which may have a material adverse effect on our ability to prevent others from commercially exploiting products similar to ours.

We cannot be certain that we are the first inventor of the subject matter to which a particular patent application pertains. If another party has filed a patent application pertaining to the same subject matter as we have, we may not be entitled to the protection sought by our patent application. Patent applications in many jurisdictions are typically not published until several months after filing and we cannot be certain that we were the first to make the inventions claimed in any of our issued patents or pending patent applications, or that we were the first to file for protection of the inventions set forth in our patents or patent applications. As a result, we may not be able to obtain or maintain protection for certain inventions and may face similar risks in other jurisdictions should we expand our operations, including in significant vehicle markets such as the United States and China.

Further, the scope of protection of issued patent claims is often difficult to determine. As a result, we cannot be certain that the patent applications that we file will issue, or that our issued patents will afford protection against competitors with similar technology. In addition, our competitors may seek to bypass our issued patents, which may adversely affect our business, prospects, financial condition or operating results. We cannot offer any assurances about which, if any, patents will issue, the breadth of any such patents or whether any issued patents will be found invalid or unenforceable or will be threatened by third parties.

We have no experience with using common vehicle platforms, such as our “one base” vehicle platform, in the design and manufacture of our vehicles.

The Sion is engineered on a common vehicle platform (“one base”), which means that we intend to use this platform for new vehicle types and the planned expansion of our product portfolio. We have no experience with using a common platform in the design and manufacture of vehicles. The design of the Sion and our “one base” platform is not complete. We may make changes to the design of the Sion or the platform that may make it more difficult to use the platform for future vehicles. There is no guarantee that we will be able to use the “one base” platform to bring future vehicle models to market faster or at lower cost or that there will be sufficient customer demand for additional vehicle variants of this platform.

Any delay in commercial production of the Sion could adversely affect us.

The start of the commercial production of the Sion has been delayed and is currently envisaged for the first quarter of 2024, with pre-series production planned for 2023. Any delay in the scheduled production, manufacture or commercial release of the Sion due to, for example, our inability to successfully complete the development of the Sion, obtain sufficient financing, comply with relevant regulatory provisions and obtain street certification for the Sion or any failure by our suppliers or business partners to meet agreed upon timelines could reduce interest in our vehicles and subject the Sion to unfavorable changes in the regulatory environment over time, such as legal requirements to include certain driver assistance technologies in our vehicles, which may be costly or difficult and costly to implement.

Any delay in the production or delivery of the Sion as currently envisioned or any other future car model could adversely affect our growth prospects or even threaten our future existence as a business. Any delay in the financing, design and launch of the Sion or other car models that we may roll out in the future could lead to the cancellation of reservations or termination or non-extension of relationships with any of our business partners and may materially damage our brand, business, prospects, financial condition and operating results. In order to mitigate the effect of delays of the expected start of the production of the Sion on our customers, we had entered into a cooperation with a traditional car manufacturer and for a limited period offered our customers the option to convert parts of their advance payment into a lease arrangement for another electric vehicle at a discount until the delivery of the Sion. We renewed this offer to our customers in 2021 under slightly modified conditions and, in addition, alternatively offered them to lease a vehicle at discounted conditions from a start-up car subscription company that claims to focus on sustainability. However, such cooperation and offers expose us to additional costs, obligations and risks, including reputational risks, and there is no guarantee that such initiatives will ultimately have the intended effect on customer loyalty. Any future delay of the start of series production of our vehicles could force us to set up similar initiatives, which could lead to substantial cash outflows and negatively affect our financial results, reputation and business.

We may not be able to develop manufacturing processes and capabilities within our projected costs and timelines.

Our asset-light business model provides for the outsourcing of the production of our vehicles and the sourcing of off-the-shelf components from suppliers, as well as outsourced logistics and delivery management based on low inventories. We have no experience to date in manufacturing vehicles, including through our production partner, or in supply chain management. We do not know whether we will be able to secure efficient, low-cost manufacturing capabilities and to implement automated manufacturing processes. We also may not be able to secure reliable sources of component supply. Off-the-shelf components sourced may not meet the requirements for our use cases. Many of our components are still at a prototype stage and have not undergone series production feasibility checks. Any failure to meet the required quality, price, engineering, design and production standards, as well as the production volumes, may negatively impact our ability to successfully mass market the Sion or other future car models. The injection-molding based production process of our solar module technology or other relevant production technologies may not be as efficiently scalable as expected or, if scaled, may lead to a higher number of product defects than anticipated (due to, for example, increased breakage of solar cells during the injection molding process). Even if we are successful in developing our high volume manufacturing capability and processes and reliably source our component supply, we do not know whether we will be able to do so in a manner that avoids significant delays and cost overruns, including as a result of factors beyond our control such as problems with suppliers or logistics, or in time to meet our vehicle commercialization schedules or to satisfy the requirements of customers. Any failure to develop such manufacturing processes and capabilities within our projected costs and timelines could have a material adverse effect on our business, prospects, operating results and financial condition.

Our ability to manufacture vehicles of sufficient quality and appeal to customers on schedule and at scale is unproven and still evolving and we may not be able to commercialize our vehicles.

Our success will depend in large part on our ability to execute our plans to market and sell the Sion as well as other car models that we may roll out at a later point in time. There is no guarantee that we will be able to successfully commercialize the Sion or other potential future car models in time or at all.

The successful conclusion of the commercial introduction, as well as the rollout of future car models, is and will be subject to various risks, including with respect to:

●	customer acceptance of our brand and the Sion and willingness to purchase our vehicles instead of more established brands;
●	our ability to secure necessary funding to complete development and launch of the Sion and maintain our operating expenses until we generate sufficient revenue to meet our costs;

●	the third-party production partner (Valmet Automotive) we plan to use being able to manufacture the Sion or other cars within defined design, tolerances, quality and quantity specifications;
●	our other business partners, such as suppliers and logistics services providers, providing their products and services according to our needs and specifications;
●	the scalability of our operations and the production of the Sion;
●	long- and short-term durability of the relevant e-mobility technology, particularly our proprietary solar module technology based on polymer technology, and other related components in the day-to-day wear and tear of the vehicles;
●	compliance with environmental, workplace safety and similar regulations;
●	securing necessary components and raw materials for our vehicles on acceptable terms and in a timely manner;
●	delays and disruptions in the delivery process of our suppliers or other business partners;
●	our ability to attract, recruit, hire and train and retain skilled employees;
●	quality controls;
●	delays or disruptions in our supply chain;
●	impacts of inflation, including an increase in energy costs;
●	other delays and cost overruns; and
●	unforeseen market developments in a rapidly evolving market environment.

We have yet to acquire the adequate hard tooling, i.e., metal tools that offer high repeatability and reproduction accuracy as well as high processing speed and tool stability, for the long-term serial production of our vehicles according to our timelines and may not be able to procure such tooling in time or at all, particularly if we do not secure the required funding. The currently envisaged start of the production of the Sion will include a first series of vehicles manufactured with soft tooling, which are plastic or aluminum tools that result in greater dimensional tolerances and higher tool wear, but are much simpler and thus more cost-effective to produce. Soft tools will not allow for the production of our vehicles at the required quality and quantity in the long-run. We will not be able to secure the production of vehicles according to our timelines and demands without hard tooling. There is also no guarantee that we will be able to successfully ramp up the production of the Sion once its serial production has been started.

We depend on Valmet Automotive for production of the Sion.

We initially intended for the Sion to be produced by NEVS, in Trollhättan, Sweden. In April 2022, we announced that we would switch to Valmet Automotive in Uusikaupunki, Finland. This change in the envisaged contract manufacturer contributed to an increase in our funding needs and led to a delay in the intended date for start of production. There is no guarantee that the transition from NEVS to Valmet Automotive will run as expected. Our funding needs may increase or there may be a further delay in the intended start of production. Valmet Automotive may not manufacture vehicles that correspond to our specifications and quality expectations or that Valmet Automotive will be able to ramp up production volumes as quickly as currently expected. In addition, outsourcing generally requires the sharing of material proprietary knowledge, trade secrets and other sensitive information and we or Valmet Automotive may not be able to implement effective measures to adequately protect our proprietary information, or other intellectual property, against misadministration, misuse, misappropriation, unauthorized access or loss.

Our asset-light business model provides for the sourcing of off-the-shelf components from suppliers based on a single-source approach.

Various standard automotive parts of the Sion will be off-the-shelf components developed by, and sourced from, third-party suppliers. With respect to our suppliers we currently rely on a “single-source” approach and have selected, or intend to select, one single supplier for a specific car component. This makes our supply chain and the production of our vehicles particularly dependent on the performance of our suppliers and increases the risks of interruption. Our operations will be negatively affected if one of our suppliers experiences capacity constraints and is not in a position to deliver the required quantities of a certain component or part. Single-sourcing also increases the bargaining power of the relevant suppliers, which may expose us to abusive conduct, may prevent us from entering into long-term supply agreements with guaranteed pricing or may require us to accept disadvantageous economic or legal conditions. We may also be forced to stop production should a supplier fail to provide required certifications for its products or should the supplier be accused of infringing or misappropriating third-party intellectual property rights. Many suppliers depend on a small number of established car manufacturers. Suppliers may be significantly impacted and may be forced to close their operations, should any of these established car manufacturers lose significant market share or file for bankruptcy. If we need to replace a supplier or if a supplier terminates its relationship with us, there is no guarantee that we will be able to find adequate substitute products or suppliers in time or at all. In addition, COVID-19-related measures or effects may also affect the availability of products, components and materials. For example, increased demand for semiconductor chips in 2020, due in part to the COVID-19 pandemic, and increased demand for consumer electronics that use these chips, has resulted in a severe global shortage of such chips in 2021, which has continued in 2022. Any failure to secure semiconductor chips in sufficient volumes may negatively impact production volumes of the Sion. In addition, as a result of the COVID-19 pandemic, elevated inflation levels or the ongoing transformation of the automotive industry, suppliers may encounter financial difficulties, which could lead to a reduction in the products offered by them or may lead to these suppliers ceasing to do business. As a result, we may be required to find replacement suppliers, which may increase our production cost and could lead to a delay in the envisaged start of production of the Sion. Furthermore, it is possible that the supplier does not have the right to sell the relevant product to us, for example, because the supplier lacks the intellectual property rights to the design or because the supplier has an exclusivity agreement with another vehicle manufacturer, which we could force us to discontinue production or sales of the Sion, to replace the part or to change the design of the Sion, which could result in significant delays and costs or make the production of the Sion impossible altogether. Suppliers may change their products or may go out of business, resulting in limited or no availability of replacement parts to repair our vehicles.

Our vehicles depend on the development, production, performance and durability of batteries being engineered by a single supplier.

The competitiveness and performance of our vehicles depend on the supply and performance of batteries. We have engaged a supplier with the development and production of our lithium-iron phosphate batteries. We are fully dependent on this supplier and any delay or disruption in the development and production of, as well as the supply of batteries from, such supplier could significantly delay or disrupt our own envisioned timelines or the production of our vehicles. Our timeline for the development and production of our vehicles as well as the timeline for the development of the batteries by the supplier are tightly aligned and we may not be able to replace such supplier or its batteries in time or at all without any significant delay or disruption of our own operations should this supplier not be able to develop and deliver batteries on time or at the required quality or quantities. Any change in the technology used by our supplier may lead to a delay in our development timeline. We may not be able to change our battery supplier in a timely manner or at all.

The production of lithium-iron phosphate batteries is exposed to multiple risks, which may not be adequately addressed by our arrangement with our supplier. These risks include the inability or unwillingness of battery manufacturers to build or operate battery cell manufacturing plants to supply the numbers of lithium-iron phosphate blade cells required to support the growth of the electric vehicle industry as demand for such blade cells may increase steeply, a disruption in the supply of lithium-iron phosphate blade cells due to quality issues or recalls by the battery blade cell manufacturer and an increase in the cost of raw materials used in lithium-iron phosphate cells.

Based on calculations performed by us, we currently expect that the batteries developed by our supplier and to be used in our vehicles will provide a range based on the WLTP standard of up to 305 kilometers, or up to 190 miles, until they have to be recharged. These specifications reflect our current development targets, and there is no guarantee that the batteries will actually have such a range or will represent the state of the art once being integrated in and delivered with the Sion. Even if the batteries sourced from such supplier generally perform as expected, there is no guarantee that we will be able to successfully integrate them in our vehicles and that they will show the same performance in our vehicles as generally specified by the supplier. In addition, based on our simulations, we currently expect a certain decline in the Sion’s battery capacity over its lifespan, which will lead to a decrease in the range of our vehicles. Other factors such as usage, time and stress patterns may also impact the battery’s ability to hold a charge, which would decrease our vehicles’ range. Such battery deterioration and the related decrease in range may negatively influence potential customer decisions and may adversely affect the commercialization of the Sion and our business operations.

We depend on a single supplier for production of a central component of our solar panels; quality concerns could delay our expected start of production.

One of the key distinctive features of the Sion and many of our solar projects will be their integrated solar panels to capture energy from the sun. We have engaged a single supplier for engineering services for the manufacturing process and production of a central component of our solar panels, the photovoltaic labels. We are currently dependent on this supplier and any delay or disruption in the engineering work or production of photovoltaic labels could significantly delay or disrupt our envisaged timelines or the production of our vehicles. We are in an ongoing dialogue with our supplier concerning product quality. For example, the latest samples for our prototyping received from our supplier did not conform to our technical requirements or quality expectations for the state of the current development. Our supplier may not be in a position to improve the quality so that it meets our expectations within the required timeframe or at all. Quality issues, including issues with performance and durability, may delay the Sion’s expected start of production, negatively impact our reputation or require us to engage in costly repair work. In addition, our current dependence on this supplier means that any disruption in the supplier’s ability to continue its business operations, or any change in the supplier’s willingness to continue as our supplier, may also delay the Sion’s expected start of production and require us to invest substantial time and resources to find a replacement supplier. Given the technology and hardware needed to produce photovoltaic labels, we may not be able to replace such supplier in the short term if we decide to do so. To meet the agreed development or production deadlines and quantities, our current supplier or any replacement supplier may need to invest substantial amounts. There is no assurance that our supplier or any replacement supplier has secured or will be able to secure access to sufficient funding.

Increases in costs, disruption of supply or shortage of raw materials or certain products could harm our business.

Once commercial production of the Sion begins, Valmet Automotive, which is expected to produce our vehicles, or any of our suppliers may experience increases in the cost or a sustained interruption in the supply or shortage of raw materials required for the production of our vehicles or certain parts or components used in them. Our vehicles depend on various raw materials and products, including aluminum, steel, carbon fiber, non-ferrous metals (such as copper) or anti-freeze heat transfer fluid based on propane diol, corrosion inhibitors, certain polycarbonate blends and computer chips. The prices for these materials and products may fluctuate depending on market conditions, inflation levels and energy prices. Some products, such as computer chips, may not be available at all in the short term.

Substantial increases in the prices for raw materials and/or increases in freight charges would increase our operating costs and could reduce our margins if the increased costs cannot be recouped through increased vehicle prices. There can be no assurance that we will be able to recoup increasing costs of raw materials by increasing vehicle prices.

We intend to outsource logistics management of our operations to 3PL and potentially 4PL services providers.

We plan to outsource the inbound and outbound logistics management of our operations to 3PL services providers that will provide comprehensive supply chain, transport, distribution management and execution services while we may also engage a 4PL services provider who will oversee the transportation and logistics operations of our 3PL services companies. Involving external logistics providers entails risks. These include delays, the inefficient logistics management by a 3PL or 4PL services provider or trade restrictions, embargos or COVID-19-related measures affecting supply chain management, including cross border shipments.

We have yet to enter into contractual agreements with many of our prospective suppliers and business partners and may have to renegotiate these agreements as we scale our business.

We need to finalize our contractual arrangement with many of our prospective suppliers and business partners. Our arrangement with Valmet Automotive, the third-party manufacturer expected to produce the Sion, is of a preliminary and basic nature and various aspects of our commercial and legal relationship with Valmet Automotive, as well as details of the production of the Sion, will have to be clarified and stipulated in a final contract manufacturing agreement with Valmet Automotive in advance of the production of our vehicles. Negotiations with Valmet Automotive may consume significant resources and time and there is no guarantee that such negotiations will be concluded successfully. In the negotiations, we may agree to terms and conditions that are less favorable to us than expected. For example, the production cost per single car may be ultimately higher than currently expected due to various factors many of which are beyond our control. We may be subject to unfavorable rules on the transfer of risk with respect to our vehicles or supplied components or disadvantageous payment terms. Any failure to finalize our arrangement with Valmet Automotive in a timely manner may lead to a delay in the production and delivery of the Sion. Terms and conditions (including production cost) of any contractual arrangement, including any preliminary contractual arrangement, may have to be again renegotiated due to a lapse of time or a change in material circumstances should we not be able to realize the anticipated timelines. In addition, our preliminary arrangement with Valmet Automotive provides that increasing from annual production volumes of 25 thousand vehicles to 43 thousand vehicles may require additional investments of €100 million and is subject to mutual agreement of the parties. Accordingly, if we wish to increase production volumes in the future, we will not be able to do so without the agreement of Valmet Automotive.

We have yet to conclude contractual agreements with many other suppliers and other prospective business partners and may not be able to reach such agreements on favorable terms, in a timely manner or at all. Prospective suppliers and business partners may end their relationship or negotiations with us for various reasons. Many of the suppliers we involve, or intend to involve, are well-known market players with significant bargaining power and whose position towards us is bolstered due to our single-source approach. We, on the other hand, are not an established business and have limited market power. We may therefore not be able to successfully assert our own interests and may have to enter into contracts with significantly disadvantageous terms and conditions, such as unfavorable prices, limitations on remedies in cases of breach of contract, unfair liquidated damages provisions or broad termination rights allowing our business partners to end their relationship with us at will. If we successfully launch and market the Sion, we will seek to scale our operations. We may have to renegotiate, amend or extend our relationships with our business partners and there is no guarantee that we will be successful in doing so. We may incur substantial additional costs and expenses should we have to amend our business model to scaled operations and we may even fail to do so.

The involvement of numerous third parties in our operations and processes adds significant complexity.

The involvement of numerous third parties in our operations and processes adds significant complexity and dependency. There is no guarantee that we will reach the required synchronization among all these parties to successfully produce our vehicles and scale our operations. The logistics processes in our business model (including in-bound logistics such as the shipping of car components from various suppliers to Valmet Automotive’s factory for the assembly of various auto parts, as well as out-bound logistics such as the delivery of our vehicles to customers or hubs) may be more complex, complicated and costly than originally anticipated. The high degree of involvement of third parties is challenging for our IT-systems and interfaces. In response to the resulting complexity, we decided to introduce a new enterprise resource planning software, SAP S4/HANA. The introduction of SAP S4/HANA may be more time consuming and/or costly than we currently expect. Further vulnerability to our operations is added by the fact that we intend to run the production of the Sion as a one-variant-only model based on a low inventory and “just in time” strategy, which requires particularly precise coordination among Valmet Automotive, our suppliers, the 3PL and 4PL services providers and us as well as prompt delivery by all of the foregoing. We will not maintain a back stock of inventory or material and any supply chain issue, such as price increases in raw materials, shortages, natural disasters, trade disputes or political tensions can adversely affect our operations.

We depend on the acceptance of our brand and any negative publicity relating to any of our business partners and their products or services could have a significant negative impact on our business and reputation.

Our business and prospects heavily depend on our ability to develop, maintain, and strengthen our Sono brand. The automobile industry is intensely competitive and introducing a new vehicle brand to compete with existing, established brands presents significant challenges. Many of our current and potential competitors, particularly car manufacturers headquartered in the United States, EU, Japan and China, have greater name recognition, broader customer relationships and substantially greater marketing resources than we do. Establishing our vehicle brand requires substantial resources and we may not succeed in establishing, maintaining and strengthening our brand. We do not intend to maintain a dealership network, which could negatively affect our brand recognition, customer awareness or our ability to provide satisfactory levels of customer service. Our brand and reputation could be severely harmed by negative publicity with respect to us, our directors, officers, employees, shareholders, peers, business partners, customers or our industry in general. Any actual or alleged misconduct by, or negative publicity relating to, any of our business partners and their products or services could have a significant negative impact on our business and reputation whether or not such publicity is directly related to their collaboration with us. Our ability to successfully build our brand could also be adversely affected by any negative perception about the quality of our business partners’ products or services, if, for example, a certain car component to be used in the Sion does not meet required safety standards or lacks the required or promoted functionality. This aspect is particularly relevant with respect to prominently marketed parts such as the electric batteries for our vehicles. For example, if the batteries show higher than expected self-discharge or provide less than the promoted range, our reputation could be negatively affected and we may be faced with claims for damages. Furthermore, customers may customize their vehicles after delivery or change the charging infrastructure with aftermarket products, which may cause our vehicles not to operate properly, which, in turn, may create negative publicity and could harm our business.

If the Sion or any of our future vehicles fail to perform as expected, our ability to market our electric vehicles could be harmed.

The Sion, or any of our future vehicles, may not perform as expected or may require repair. The Sion will consist of and its performance depend on various complex components supplied by various suppliers, assembled by a third-party manufacturer. There is no guarantee that all product specifications of the Sion, which reflect our current expectations and development targets, will actually be realized at the time of the first deliveries of our vehicles or at all. The software used to operate our vehicles is complex and may contain defects and errors when first introduced. Our asset-light business model and the intended production of our vehicles by Valmet Automotive pose particular challenges to our quality management processes. Our quality management system may not be effective or sufficient and the number of defective vehicles may be substantially higher than anticipated. There can be no assurance that we will be able to detect and fix any defects in the vehicles’ hardware or software prior to commencing customer sales. The risk that we do not detect defects before the launch of the Sion and that the Sion will not comport with previously defined product specifications is heightened by our limited experience in designing, developing and manufacturing cars. We may experience product recalls in the future, which could result in the incurrence of substantial costs relating to, for example, return shipping for defective vehicles and costs associated with the repair of the underlying product defect. Any product recall may consume a significant amount of our resources. Any product defects or any other failure of our vehicles to perform as expected could harm our reputation and result in adverse publicity, lost revenue, delivery delays, product recalls, product liability claims and significant warranty and other expenses, and could have a material adverse impact on our business, financial condition, operating results and prospects.

We make significant use of various communication channels for our public relations activities, including our website and social media, and such activities may expose us to various risks.

We are a young company and increasing brand awareness as well as a close relationship to our community are of utmost importance to us. We keep our community regularly informed and updated about our latest and most important milestones, including the development progress of the Sion, the onboarding of new suppliers and business partners, our technologies or other initiatives involving our community. The information and updates are provided through various online channels (including Facebook, Instagram, Twitter and our website and blog). We have devoted and will continue to devote significant time to such publicity work. However, there is no guarantee that our actions and promotional activities will achieve the expected results. Our continuous online activities and the focus on a close relationship with our community could make us more vulnerable than other companies to negative publicity should any of the information shared by us turn out to be unpopular or incorrect. Unfavorable publicity, including due to possibly incorrect content or statements on our website or other channels, a delay in the development and production of the Sion beyond the currently targeted date for the start of serial production or achievements of our competitors, may adversely affect our reputation, impair the relationship to our community and undermine the trust and credibility we have established.

Any perception that our advertisements were overly positive or that we do not live up to our promises may damage our reputation and adversely affect our business.

Not all the specifications and product details we have promoted in our advertisements or public statements may be actually feasible or ultimately implemented in the Sion. There is no guarantee that all product specifications of the Sion, which we advertised and which reflect our current expectations and development targets, will actually be realized at the time of the first deliveries of our vehicles or at all. If advertised key characteristics of our vehicles, such as a specified range advantage based on our solar modules, a certain range of our batteries and a specific entry-price, turn out to be ultimately unrealistic, unfeasible or false, we may be exposed to negative publicity, reputational damage, cancellations, lower orders or even legal claims and litigation. For example, we advertised an interior design element of the Sion based on the integration of selected moss into the dashboard and center console of the vehicle to complement the air filter’s activity. The filter effect of the moss is, however, uncertain. In addition, a key aspect of the Sion is the range that we advertise, including the incremental range offered by the solar panels on the vehicle, and so if the Sion does not perform as advertised this could significantly impact our brand and reputation. Our public communications also may have contained, or may contain in the future, incorrect information or statements or may be subject to misperception. We often advertise our vehicles with rather general characteristics and specifications that are subject to interpretation, such as “green,” “environmentally friendly” or “battery reach” and any statement relating thereto may spark discussions, challenges or legal claims should any of our customers or other third party have an understanding of these characteristics and specifications that differs from ours.

We also have made and may continue to make commitments to our community aiming at its involvement, such as the announcement that we would reserve one seat in our supervisory board for a community member or that customers would be particularly rewarded for their loyalty. Our brand, reputation and credibility could be significantly harmed should we ultimately not be able to realize or implement any such commitment or statement, in part or in full or as originally contemplated, due to tax, legal, practical or any other reasons and our business may be adversely affected or subjected to litigation or legal proceedings. Any negative publicity, negative customer feedback or reputational damage, whether substantiated or not, may be significantly accelerated through social media due to its immediacy, general anonymity and accessibility as a means of communication. Any of the foregoing could adversely affect our business.

Our advertisements may not have complied in the past and may not comply in the future with all relevant legal requirements.

We cannot guarantee that all of our public statements that qualify as advertisements, or whole advertising campaigns, comply with legal requirements under competition law or other laws, rules or regulations, such as the requirement to include statements on fuel consumption and CO2 emissions in certain advertisements. Any non-compliance could lead to administrative fines and may result in us being required to discontinue a campaign. We may also be forced to publicly correct incorrect statements. Any of the foregoing could adversely affect our reputation and brand and our business.

Our distribution model is different from the distribution model typically used by other car manufacturers.

We intend to sell our vehicles directly to our customers over the internet rather than through traditional dealerships or company-owned retail stores. This model of vehicle distribution is relatively new and its long-term effectiveness is unproven. It subjects us to substantial risk as it requires, in the aggregate, significant expenditures and provides for slower expansion of our distribution and sales systems than may be possible by utilizing the traditional dealership system. For example, we will not be able to utilize long established sales channels developed through a dealership system to increase our sales volume. Moreover, we will be competing with car manufacturers with well established distribution channels. The implementation of our direct sales model will also be subject to numerous significant legal challenges, including obtaining permits and approvals from relevant authorities, and we may not be successful in addressing these challenges. In addition, there are substantial automotive franchise laws in place in many markets around the world and we might be exposed to significant franchise dealer litigation risks. Our success will depend in large part on our ability to effectively develop our own sales channels and marketing strategies and our inability to successfully implement such a distribution model could adversely affect our business, reputation, results of operations, financial condition and prospects.

We have no experience servicing our vehicles. If we are unable to address the service requirements of our customers, our business will be materially and adversely affected.

We intend to offer our own innovative aftersales service and maintenance platform that will also focus on economical repairs and “do-it-yourself” instructions based on an online database and video manuals accessible for our customers and independent car workshops while we also plan to maintain our own network of cooperating service partners.

However, we do not have experience servicing, repairing or maintaining our vehicles. There is no guarantee that our innovative service concept will be successful and be able to meet customers’ needs or preferences. Traditional car manufacturers typically maintain a broad network of car dealerships where customers can bring their vehicles for servicing and maintenance. Certain car repairs, such as, for example, of the engine control unit or coil springs, of the air conditioning system or brake plumbing and reservoir, are complex and involve toxic substances. Any such repairs, which are complex and/or include hazardous substances, should generally not be conducted by lay persons and are not suitable for do-it-yourself maintenance. In addition, servicing electric vehicles is different from servicing vehicles with internal combustion engines and requires specialized skills, including high voltage training and servicing techniques. The Sion will be equipped with complex hardware and software and the integrated solar module technology adds additional complexity to potential repair work. Depending on the specific kind of repair, service or maintenance work required for one of our cars, our customers may not be able to engage in such work by themselves and may find the experience offered by our platform unsatisfactory. Our customers may also become involved in accidents while attempting to engage in such work without professional assistance or may be required to hire qualified experts at their own expense. Further, we are currently reviewing the future warranty regime of our vehicles and intend to avoid material conflicts between such warranty regime and our self-service platform. However, there is no guarantee that we will ultimately be able to fully reconcile our future warranty regime with our “do-it- yourself” maintenance approach and any repair or act conducted directly by our customers or a third-party service provider on our vehicles could negatively affect the warranty rights of our customers or any other rights they may have. Any such insufficiency of our self-service platform may negatively affect customers’ view of our approach, the public image of user-friendliness of our vehicles, impact the number of vehicles sold and subject us to lawsuits.

In November 2022, we entered into an agreement with the Bosch Automotive Aftermarket division (“Bosch”), which entitles us to negotiate arrangements with independent car repair workshops that operate within the framework of the Bosch Car Service repair concept (the “Bosch workshops”). However, there can be no assurance that we will be able to partner with a sufficiently high number of these Bosch workshops to achieve our goal of establishing a Germany- and, subsequently, a Europe-wide service network, which offers repair, servicing, maintenance and warranty service to our customers. Even if we manage to partner with Bosch workshops, while this are likely to have sufficient experience in servicing vehicles in general, they will initially only have limited experience in servicing our vehicles. If our cooperation with Bosch does not render the desired results, we may need to find further suitable external partners and enter into service arrangements with them on terms and conditions acceptable to us in order to offer our customers adequate service and maintenance of our vehicles. If we are unable to successfully address the service and maintenance requirements of our customers, our business, reputation, results of operations, financial condition and prospects will be materially and adversely affected.

Product recalls could materially adversely affect our business, prospects, operating results and financial condition.

Our vehicles are complex products that include innovative and complex hardware and software components whose reliability and durability in the day-to-day wear and tear of our vehicles remains untested. In the future, we may, voluntarily or involuntarily, initiate a recall if any of our vehicles prove to be defective or noncompliant with applicable relevant vehicle safety standards. Relevant defects may include, for example, defective batteries, a lack of durability of our solar modules, intense heat development or thermal expansion of our modules, as well as defective brakes or airbags. Any product recall in the future may result in adverse publicity and damage our brand. Such recalls could involve significant expense and diversion of management attention and other resources and could adversely affect our business, prospects, financial condition and results of operations.

Insufficient warranty reserves to cover future warranty claims could materially adversely affect our business, prospects, financial condition and operating results.

We plan to offer a customary warranty for our vehicles. Our vehicles will be equipped with innovative and complex hardware and software, which may make them vulnerable to quality issues and/or warranty claims, particularly as we rely on an outsourced manufacturing approach where we only have limited control over processes. Once the Sion is in production, we will need to maintain warranty reserves to cover warranty-related claims. If our warranty reserves are inadequate to cover future warranty claims, we may become subject to significant and unexpected warranty expenses. There can be no assurances that then- existing warranty reserves will be sufficient to cover all claims.

Our vehicles will make use of lithium-iron phosphate battery cells and solar modules, which both pose certain health and safety risks.

The batteries to be used in the Sion will make use of lithium-iron phosphate chemistry packed in the form of blade cells. On rare occasions, the blade cells can rapidly release stored energy. Any such uncontrolled and unintended outburst of energy may ignite, or cause damage to, nearby materials as well as other blade cells. Once the Sion is commercially available, any incident involving rapid release of energy from blade cells that causes damage or injury could subject us to lawsuits, product recalls or redesign efforts, any of which would be time consuming and expensive. Also, negative public perceptions regarding the suitability of lithium-iron phosphate cells for automotive applications or any future incident involving lithium-iron phosphate cells, such as a vehicle or other fire, even if such incident does not involve our vehicles, could seriously harm our business and reputation.

Once manufacturing of our vehicles commences, our production partner (Valmet Automotive) may have to store a significant number of batteries at its facilities. Even if our production partner has implemented safety procedures related to the handling of the batteries, a safety issue or fire related to the batteries could disrupt operations. Such damage or injury could lead to adverse publicity and potentially a safety recall. Moreover, any failure of a competitor’s electric vehicle or energy storage product may cause indirect adverse publicity for us and our products. Such adverse publicity could negatively affect our brand and harm our business, prospects, financial condition and operating results.

Solar modules may also pose various risks to the environment. Solar modules include components and complex systems that can fail, such as switches, fuses and wiring feeding the solar modules’ power into our vehicles’ systems. In addition, solar panels are made of chemical and potentially toxic materials, such as arsenic and cadmium, in a process that generates many toxic byproducts such as hexafluoride. These products are dangerous for the environment as well as for humans. Furthermore, solar modules may catch fire due to, for example, spontaneous combustion, either from the parts within the modules or in the surrounding environment, due to the high levels of heat produced by the device. Solar modules that catch fire may produce heat, smoke and toxic byproducts, may lead to the destruction of the vehicle or may cause bodily harm. In addition, excessive heat may significantly reduce the power output of our solar modules and negatively affect our vehicles range. Excessive heat may also lead to thermal expansion and deformation of solar modules, which can negatively affect their functionality or damage the exterior of our vehicles.

We will not be able to influence, control or predict the actions of customers and third parties engaging in car- sharing or ride-pooling.

We will not be able to influence, control or predict the actions of customers and third parties using our technologies and innovations. We may be unable to provide a safe environment for drivers, customers or any third party exposed to our car-sharing and ride-pooling offering. Any inappropriate conduct, misconduct or criminal activity (including accidents, vandalism, cases of sexual abuse bodily harm or theft) in connection with our car-sharing and ride-pooling platform or our vehicles may significantly impair our customers’ experience, damage our brand and reputation and may expose us to legal claims. We intend to obtain insurance coverage that addresses various risks relating to our car-sharing and ride-pooling offering but there is no guarantee that we will be able to obtain such insurance coverage in a timely manner, on favorable terms, with the required scope of protection or at all. In addition, there can be no assurance that any coverage we obtain will be sufficient to cover potential claims. We may also decide to discontinue our car-sharing and ride-pooling offering at any given point in time should the offering turn out to be unprofitable, not be accepted by customers or face significant legal challenges. For example, an intense use of our car-sharing and ride-pooling platform may subject us or individuals to laws governing the (public) transport of passengers or similar laws together with the relevant legal implications.

Any unauthorized control or manipulation of our vehicles’ systems could result in loss of confidence in us and our vehicles and harm our business.

Our vehicles will contain complex information technology systems and built-in data connectivity, positioning us to install periodic remote updates to improve or update functionality. We also intend to deploy our own proprietary software and mobile application solution that will provide access to our car-sharing and ride-pooling networks as well as the bidirectional power sharing solution. We have designed, implemented and tested security measures intended to prevent unauthorized access to our information technology networks, our vehicles and related systems. However, hackers may attempt to gain unauthorized access to modify, alter and use such networks, vehicles and systems to gain control of or to change our vehicles’ functionality, user interface and performance characteristics, or to gain access to data stored in, or generated by, our networks, systems or vehicles. Future vulnerabilities could be identified and our efforts to remediate such vulnerabilities may not be successful. Any leakage or loss of data may expose us to liability risks with respect to suppliers or employees as well as customers regarding personal data.

Any unauthorized access to or control of our networks, systems and vehicles or their systems, illegal use of software or any loss of customer or other personal data could result in legal claims or proceedings. In addition, regardless of their veracity, reports of unauthorized access to our vehicles, systems or data, as well as other factors that may result in the perception that our vehicles, systems or data are capable of being “hacked,” could negatively affect our brand and harm our business, prospects, financial condition and operating results.

Interruption or failure of information technology and communications systems could disrupt our business and affect our ability to effectively provide our services.

We utilize information technology systems and networks as well as cloud computing services to process, transmit and store electronic information in connection with our business activities. We manage and maintain our applications and data utilizing a combination of on-site systems as well as externally managed data centers and cloud-based data centers. We utilize third-party security and infrastructure service providers to manage our information technology systems and data centers. These applications and data encompass a wide variety of business-critical information, including research and development information, commercial information, and business and financial information as well as personal data of customers or employees. In addition, we also rely on independent third-party service providers, such as Google, which play an important role for our offering, marketing channels and overall presence. Our data of any kind stored on the cloud services and on individual devices could be lost due to improper handling, insufficient commissioning of third parties to create backup copies, or due to damage or accidental or intentional deletion by our employees. Our data could also fall into the hands of third parties, whether through espionage, hacking or due to incorrect operation of the systems.

Despite the implementation of security measures by us or our service partners, our or our service partners’ systems as well as any relevant third-party service provider will be vulnerable to damage or interruption from, among others, fire, terrorist attacks, natural disasters, power loss, telecommunications failures, computer viruses, computer denial of service attacks or other attempts to harm our systems. The relevant data centers could also be subject to break-ins, sabotage and intentional acts of vandalism causing potential disruptions. Some of our or our service providers’ systems will not be fully redundant, and our disaster recovery planning cannot account for all eventualities.

Any problems with or insufficiencies of our or our service providers’ data centers or services could result in lengthy interruptions of our or our service providers’ information technology systems and could also affect our vehicles. Cyber threats are persistent and constantly evolving. Such threats have increased in frequency, scope and potential impact in recent years. Information technology evolves rapidly and we or our service providers may not be able to address or anticipate all types of security threats, and may not be able to implement preventive measures effective against all such security threats. The techniques used by cyber criminals change frequently, may not be recognized until launched, and can originate from a wide variety of sources, including outside groups such as external service providers, organized crime affiliates, terrorist organizations, or hostile foreign governments or agencies. There can be no assurance that we or our service providers, contractors or consultants will be successful in preventing cyberattacks or successfully mitigating their effects. Similarly, there can be no assurance that any third-party service provider will be successful in protecting our confidential and other data that is stored on their systems. In addition, we may suffer reputational harm or face litigation or adverse regulatory action as a result of cyberattacks or other data security breaches and may incur significant additional expense to implement further data protection measures. Any disruption of the networks and services of independent third-party service providers could also negatively affect our operations, accessibility or offering.

Vehicle sales are influenced by interest rate levels and availability of credit for vehicle financing and a substantial increase in interest rates could materially and adversely affect demand for our vehicles.

In certain regions, including the EU, financing for new vehicle sales has been available at relatively low interest rates for several years due to, among other factors, expansive government monetary policies. The recent increase in inflation rates will likely lead to a change in monetary policies and rising interest rates, which may in turn lead to an increase of market rates for new vehicle financing and negatively affect demand for our vehicles. Additionally, if consumer interest rates increase substantially or if financial service providers tighten lending standards or restrict their lending to certain classes of credit, customers may not desire or be able to obtain financing to purchase or lease our vehicles. As a result, a substantial increase in customer interest rates or tightening of lending standards could have a material adverse effect on our business, prospects, financial condition, results of operations, and cash flows.

We may face risks associated with our growth strategy and international operations, including unfavorable regulatory, political, tax and labor conditions, which could harm our business.

Our initial market will be central Europe, with a particular focus on Germany. In the future, we intend to expand our geographic coverage beyond these markets, including to the United States and China. Due to our intention to expand our operations internationally, we may face risks associated with our growth strategy, including possible unfavorable regulatory, political, tax and labor conditions, which could harm our business, as well as incurring significant expenditures necessary for road certification in such new markets. Our operations will be subject to the local legal, political, regulatory and social requirements and economic conditions in the relevant jurisdictions. There is no guarantee that we will obtain road certifications for our vehicles in the relevant markets or at all. We have not yet checked the feasibility of a rollout of the Sion or other potential products in all the markets we may tap in the future and may identify political, regulatory, operational or practical hurdles, which may render an expansion into such a market unfeasible.

We have no experience to date selling our vehicles. Any international sales would require us to make significant expenditures, including the potential hiring of local employees and potential establishment of local offices or facilities, in advance of generating any revenues. We are subject to a number of risks associated with international business activities that may increase our costs, impact our ability to sell our electric vehicles and require significant management attention and which we may not have adequately addressed or not addressed at all as of today. These risks include:

●	conforming our vehicles to various international regulatory requirements where our vehicles are sold, including potential additional road or other certification requirements;
●	difficulty in staffing and managing foreign operations;
●	misconceptions and/or false assumptions about foreign local markets;
●	difficulty in establishing our brand and attracting customers in new jurisdictions;
●	foreign labor laws, regulations and restrictions as well as strikes or work stoppages organized by labor unions relevant for us, our suppliers or business partners;
●	foreign government taxes, regulations and permit requirements, including foreign taxes that we may not be able to offset against taxes imposed upon us in Germany or The Netherlands, and foreign tax and other laws limiting our ability to repatriate funds to The Netherlands;
●	fluctuations in foreign currency exchange rates and interest rates, including risks related to any interest rate swap or other hedging activities we undertake;
●	foreign government trade restrictions, tariffs and price or exchange controls;
●	changes in diplomatic and trade relationships; and
●	political instability, natural disasters, war or events of terrorism.

If we fail to successfully address these risks, our business, prospects, operating results and financial condition could be materially harmed.

If we fail to manage our future growth effectively, we may not be able to market and sell our vehicles successfully.

Any failure to manage our future growth effectively could materially and adversely affect our business, prospects, operating results and financial condition. Our internal organization currently follows a “teal” approach that advocates employee autonomy, self-organization and organic adaptation to business growth. This organizational approach may prove less efficient or impractical as our business grows and organic adaptation of our internal organization to our growing operations may fail. We may have to invest significant additional resources and focus our attention on adapting our internal organization, function and processes which may cause distraction from our operations and negatively affect our business. We may not be able to hire an adequate number of new and qualified employees to support our growth strategy.

If we are unable to attract and retain key employees and hire qualified management, technical and vehicle engineering personnel, our ability to compete could be harmed.

The car industry is rapidly evolving, particularly in the area of e-mobility, and a carmaker’s profitability depends on technological innovation and resources. Our success in such an environment depends, to a large extent, on our management and the ability to retain our key personnel. We are a founder-led business. We depend on the skills and visions of our founders. We benefit from the expertise and knowledge of our research and development team and our competitiveness could be significantly impaired should we be unable to retain the head of our research and development team or any other team member. Any temporary or permanent unavailability or any unexpected loss of one or more of our founders, management members or key employees could adversely affect our business and competitiveness.

Our success also depends, in part, on our continuing ability to identify, hire, attract, train and develop highly qualified personnel. We may have to hire a significant additional number of employees in order to be able to finalize the development of the Sion and start its serial production according to our currently envisioned timelines. We may not succeed in hiring employees in sufficient numbers or at all, as our vehicles are based on a different technology platform than traditional internal combustion engines and individuals with sufficient training in electric vehicles, particularly vehicles using solar technology, are scarce, and as a result, we will need to expend significant time and money to train available employees. Competition for qualified employees is intense, and our ability to hire, attract and retain them depends, among others, on our profitability and ability to provide competitive compensation. We have a limited operating history and our brand and reputation as an employer are not as developed as that of established car manufacturers. We have not yet generated any material revenues, significantly depend on external financing and may not be able to offer potential employees attractive or competitive remuneration.

We may therefore not be able to attract, integrate, develop or retain qualified personnel in sufficient quantities or at all. Any failure to do so could adversely affect our business, including the execution of our global business strategy. Unqualified or unreliable personnel may also expose us to various risks not directly related to our operations, such as violations against insider trading laws, the misappropriation of trade and business secrets or personal data from our technology infrastructure, material incorrect entries in our accounting systems, weak management of our customer or supplier relationships or logistics management.

We are exposed to various liability risks resulting from past or existing employment relationships and labor laws.

We employ an increasing number of employees and expect our workforce to grow significantly in the short-term. However, a significant number of employees decided to leave us and we also had to terminate employment relationships with numerous individuals in the past due to various reasons. We are exposed to liability and other risks related to former employees. For example, former employees may assert that the termination of their employment relationship by us was not justified under applicable law and may seek re-employment, monetary compensation or damages. In addition, despite their termination, former employees may still claim to be, fully or partially, entitled to certain benefits granted to them while they were still employed with us, such as, for example, certain incentives, bonuses or pension entitlements.

The management of a growing workforce poses various risks and challenges, particularly in the EU and Germany, where the vast majority of our workforce is located. The labor laws in Germany are complex and rather employee-friendly. For example, the German Working Time Act (Arbeitszeitgesetz) sets out a strict framework for, among others, the length of working shifts and resting breaks, the definition of working days and holidays, work on holidays, compensation and the obligation of employers to record working times of employees. There can be no assurance that we have complied or will comply in all material aspects with applicable labor laws, which may lead to the imposition of material fines or even criminal liability and may significantly negatively affect our reputation.

We face risks related to health epidemics, including the recent COVID-19 pandemic, which could have a material adverse effect on our business and results of operations.

We face various risks related to public health issues, including epidemics or pandemics, such as COVID-19. The impact of COVID-19, including changes in consumer and business behavior, pandemic fears and market downturns, and restrictions on business and individual activities, has created significant volatility in the global economy and led to reduced economic activity. The spread of COVID-19 has also created a disruption in the manufacturing, delivery and overall supply chain of vehicle manufacturers and suppliers, and has led to a global decrease in vehicle sales in markets around the world. Various aspects of our business cannot be conducted remotely and thus may not be carried out during work-from-home periods. The pandemic may also affect the interest of our customers in our innovative car-sharing and ride-pooling networks to which each Sion will be connected. Our car-sharing and ride-pooling solution as currently envisioned may not be compliant in all aspects with relevant or potential legislation related to COVID-19 or any other pandemic, concerning aspects such as minimum distance, the maximum number of persons allowed in a confined space or others. Any cases of infections that could be traced back to the use of one of our shared vehicles, or any other car-sharing services, whether through our fault or not, could adversely affect our reputation, customers’ interest and trust in our sharing services, as well as car-sharing services in general.

The spread of COVID-19 has caused us to modify our business practices (including employee travel, work from home and cancellation or reduction of physical participation in sales activities, meetings, events and conferences), and we may take further actions as may be required by government authorities or that we determine to be in the best interests of our employees, customers, suppliers, manufacturing partners and others business partners. There is no certainty that such actions will be sufficient to mitigate the risks posed by the virus or otherwise be satisfactory to government authorities. If significant portions of our workforce are unable to work effectively, including due to illness, quarantines, social distancing, government actions or other restrictions in connection with the COVID-19 pandemic, our operations will be impacted. Measures taken to address the spread of COVID-19 may also lead to a trend to work-from-home, which could result in lower demand for cars and could negatively impact our sales and marketing activities.

The extent to which the COVID-19 pandemic impacts our business, prospects and results of operations will depend on future developments, which are highly uncertain and cannot be predicted, including, but not limited to, the duration and spread of the pandemic, its severity, the existence or emergence of potentially more infectious or harmful variants, the actions to contain the virus or mitigate its impact, the effect and penetration of vaccinations, the availability of medication and how quickly and to what extent normal economic and operating activities can resume. The COVID-19 pandemic could limit the ability of our customers, suppliers, third-party manufacturing partners and other business partners to perform, including third-party suppliers’ ability to provide components and materials used in our vehicles. We may also experience an increase in the cost of raw materials used in our commercial production of vehicles. Even after the COVID-19 pandemic has subsided, we may continue to experience an adverse impact to our business as a result of its global economic impact, including any recession that has occurred or may occur in the future.

Difficult macroeconomic conditions, such as decreases in per capita income and level of disposable income, increased and prolonged unemployment, or a decline in consumer confidence as a result of the COVID-19 pandemic could have a material adverse effect on the demand for our vehicles. Under difficult economic conditions, potential customers may seek to reduce spending by forgoing our vehicles for other traditional options, increase use of public and mass transportation options or may choose to keep their existing vehicles, and cancel reservations.

There are no comparable recent events which may provide guidance as to the effect of the spread of COVID-19 and a pandemic, and, as a result, the ultimate impact of the COVID-19 pandemic or a similar health epidemic is highly uncertain and subject to change. We do not yet know the full extent of COVID-19’s impact on our business, our operations or the global economy as a whole. However, the effects could have a material impact on our results of operations, and we will continue to monitor the situation closely.

Our operations could be adversely affected as a result of disasters or unpredictable events.

Our operations could be disrupted, among others, by natural disasters such as earthquakes, fires or explosions, pandemics and epidemics, power outages, terrorist attacks, cyberattacks, war or other critical events. This also applies to the operations of our suppliers and other business partners. Some of our production sites may be, should we geographically expand our operations, in regions that could be affected by natural disasters such as flooding or earthquakes. Disruptions may also result from possible regulatory or legislative changes in the relevant jurisdictions of our, our suppliers’ or our business partners’ operations.

In February 2022, Russia invaded Ukraine across a broad front. In response to this aggression, governments around the world have imposed severe sanctions against Russia. These sanctions disrupted the manufacturing, delivery and overall supply chain of vehicle manufacturers and suppliers. We cannot yet foresee the full extent of the sanction’s impact on our business and operations and such impact will depend on future developments of the war, which is highly uncertain and unpredictable. The war could have a material impact on our results of operations, liquidity, and capital management. We will continue to monitor the situation and the effect of this development on its liquidity and capital management. At the same time, we have taken actions to maintain operations and to secure our supply chain.

Risks Related to Our Financial Position

We will have to raise substantial additional funds in the short term and potentially beyond, which may not be available to us when we need them on acceptable terms or at all.

According to our current estimates, we currently expect to need additional funds of at least €240 million until the start of the production of the Sion, which we currently envisage to begin in the first quarter of 2024 (based on soft tooling production to be subsequently replaced by hard tooling), for additional development activities, the initiation of serial production and obtaining of street certification and to finance overhead costs until then. In order to meet the targeted date for the start of production, we will need to raise substantial additional funds in the short term . We may not be able to raise the required funds in a short time frame, or at all. These funds are required for the completion of the development and testing of the Sion, the acquisition of the relevant production and supplier tooling for the Sion (such as test-benches, manufacturing equipment for parts, machinery for body construction and final assembly) and our operational expenditures. We have been and are actively considering various financing options, including registered offerings of newly issued shares and other equity securities. In addition, we have relied and will continue to rely on advance payments and other payments from existing and new customers, including by soliciting interest through targeted campaigns. We face challenges in raising the required funding in a timely manner or at all, including due to the challenging capital markets and economic environment. Therefore it is uncertain whether we will be successful in obtaining sufficient funding to meet our targeted date for the start of production, continue development of the Sion or even continue as a going concern. Any delay of the start of production may lead to higher funding needs. See also “— Risks Related to Our Business and Operations — Our ability to develop vehicles is unproven and we may fail to finalize development and realize the commercialization of the Sion within the intended timeframe, budget or at all.”

Our funding needs may even increase beyond our current projections should we have to significantly change the design and development of the Sion due to, for example, undiscovered design flaws, lacking certification of, or a need to reengineer, car components, the replacement of one of our suppliers, a higher need for personnel than planned, or regulatory changes regarding, for example, increased safety standards, such as a requirement for a certain driver assistance system. Shifts in the timeline due to a lack of required financing or development taking longer than originally anticipated may also increase our external financing requirements. We would also have to secure additional financing should we decide to grow and expand our product portfolio and operations. Inflation and other external factors, such as supply shortage as a result of the Russo-Ukrainian war, may also lead to an increase in our funding needs.

We may find that our efforts related to the growth of our operations are more expensive than we currently anticipate or may not be available at all, and these efforts may not result in revenues, which would further increase our losses and external financing needs. If we are unable to raise required funding, we may not reach commercial operations. Our ability to generate revenue and achieve profitability in the future depends in large part on our ability, alone or with our business partners, to achieve milestones and to successfully complete the development of, obtain the necessary regulatory approvals for, and commercialize, our vehicles and/or solar technologies. We may never succeed in these activities and may never generate revenue from vehicle sales that is significant enough to achieve profitability. Even if we achieve profitability in the future, we may not be able to sustain profitability in subsequent periods.

If we cannot raise additional funds when we need them or at all, our financial condition, results of operations, business and prospects could be materially adversely affected and we may not be able to successfully finalize, market and commercialize the Sion. See “— Risks Related to Our Business and Operations — We are an early-stage company with a history of significant losses and expect continuing losses for the foreseeable future, which lead to continued reliance on significant external financing and raise substantial doubt about our ability to continue as a going concern.”

We may not be able to obtain or agree on acceptable terms and conditions for all or a significant portion of the government grants, loans and other incentives for which we may apply, which may negatively affect our ability to reach funding goals.

We may apply for federal and state grants, loans and tax incentives under various government programs designed to stimulate the economy or to support the production of electric vehicles and related technologies. We anticipate that there may be new opportunities for us to apply for grants, loans and other incentives from the German federal or state government(s), the EU or other governments or quasi-governmental organizations.

Our ability to obtain funds or incentives from these sources is subject to the availability of funds under applicable programs and approval of our applications to participate in such programs. The application process for these funds and other incentives will likely be highly competitive. We cannot assure you that we will be successful in obtaining any of these grants, loans and other incentives. If we are not successful in obtaining any of these additional incentives and unable to find alternative sources of funding to meet our planned capital needs, our business and prospects could be materially adversely affected.

The unavailability, reduction or elimination of government and economic incentives or imposition of any additional taxes or surcharges could have a material adverse effect on the development of the e-mobility market, our business, prospects, financial condition and operating results.

Many governments have established e-mobility funding programs, government subsidies, tax benefits and other economic purchase incentives in relation to the acquisition of electric vehicles. Any reduction, elimination or discriminatory application of government funding programs or subsidies and other economic incentives or imposition of any additional taxes and surcharges may negatively impact the competitiveness of the electric vehicle industry generally or the Sion in particular.

We do not expect to pay any dividends in the foreseeable future.

We currently intend to retain our future earnings, if any, for the foreseeable future, to fund the completion of development of the Sion and start of its serial production, as well as the growth of our business. We currently do not intend to pay any dividends to holders of our ordinary shares. As a result, capital appreciation in the price of our ordinary shares, if any, will be your only source of gain on an investment in our ordinary shares.

Regulatory, Legal and Tax Risks

We are subject to substantial regulation and unfavorable changes to, or failure by us to comply with, these regulations could substantially harm our business and operating results.

Electric vehicles as well as certain of our innovative solutions are subject to substantial regulation under international, national, regional, and local laws. We expect to incur significant costs in complying with these regulations. In addition, additional regulatory costs or hurdles may materialize in the future as we expand our operations, as we have not yet assessed all relevant legal aspects of our operations and current business model with respect to the relevant legal framework of all jurisdictions we may conduct business in. For example, our car-sharing and ride-pooling solution as currently envisioned may not be feasible in all relevant jurisdictions and may conflict with local laws on the transport of passengers. For example, customers who offer ride-pooling on a regular basis in return for payment may require a governmental license for the transport of persons in certain jurisdictions. Furthermore, our power sharing solutions to be included in our vehicles, which may allow for transfer of power from a vehicle in return for a payment, may have to comply with calibration laws in certain jurisdictions and any violations could have significant implications for any individual making use of such a solution or us.

Furthermore, regulations related to the electric vehicle industry and alternative energy are evolving and we face risks associated with changes to these regulations, including, but not limited to, increased sensitivity by regulators to the needs of established automobile manufacturers with large employment bases, high fixed costs and business models based on the internal combustion engine, which could lead them to pass regulations that could reduce the compliance costs of such established manufacturers or mitigate the effects of government efforts to promote electric vehicles. Regulators may specifically support selected established automobile manufacturers in their transition from internal combustion engine technologies to alternative technologies, which may distort competition in the e-mobility market. In addition, the adoption of new or amendment of existing regulations or frameworks regarding the subsidization of electric vehicles or the promotion of alternative fuel concepts could negatively affect demand for our vehicles or electric vehicles in general. Furthermore, changes to the regulations governing the assembly and transportation of battery cells could increase the cost of battery cells or make such commodities more difficult to obtain.

To the extent laws change, our vehicles may not comply with applicable international, national, regional or local laws, which would have an adverse effect on our business. Compliance with changing regulations could be burdensome, time consuming and expensive. To the extent compliance with new regulations is cost prohibitive, our business, prospects, financial condition and operating results would be adversely affected.

We may face regulatory and other challenges attempting to sell our vehicles directly to customers.

Our business plan includes the direct sale of the Sion to our customers via pre-orders that can be placed on our website in order to provide a cost-efficient marketing approach and save dealer margins. Certain jurisdictions, which may become relevant for our operations in the future, require a license to sell vehicles within that jurisdiction, prohibit carmakers from directly selling vehicles to customers or require a physical dealership within that jurisdiction to deliver vehicles to customers. We have not performed complete legal analyses for all potentially relevant jurisdictions in which we may sell our vehicles.

As a result, we may not be able to sell and deliver our vehicles in each relevant jurisdiction where we, currently or in the future, plan to market our vehicles, which would adversely affect our business, prospects, financial condition and operating results. In addition, the online-based marketing and sale of our vehicles to our customers may trigger local taxing obligations for our customers or us, depending on the jurisdiction from which a car is ordered, which we may not have yet considered and may make our option less attractive to customers in key markets or impose additional financial burdens.

Furthermore, our distribution model is not common in the automotive industry today and is relatively new and unproven, therefore subjecting us to substantial risk as it requires, in the aggregate, significant expenditures and provides for slower expansion of our distribution and sales systems than may be possible by utilizing the traditional dealer franchise system. For example, we will not be able to utilize long established sales channels developed through a franchise system to increase our sales volume. Moreover, we will be competing with car manufacturers with well established distribution channels. Established car manufacturers or dealer associations may challenge or litigate any governmental license or other authorization allowing us to directly sell our vehicles or may engage in regulatory and/or legislative efforts to interpret laws or propose laws that, if enacted, would prevent us from directly selling our cars to customers. Our success will depend in large part on our ability to effectively develop our own sales channels and marketing strategies. Any workaround to realize our direct sales strategy could add significant complexity and, as a result, costs to our business.

We are subject to various environmental laws and regulations that could impose substantial costs upon us.

Our operations, are or will be subject to international, national, regional and/or local environmental laws and regulations, including, in the jurisdictions in which we intend to sell our products, laws relating to the use, handling, storage, disposal and human exposure to hazardous materials (including the German Federal Soil Protection Act (Bundes-Bodenschutzgesetz), the US Comprehensive Environmental Response, Compensation and Liability Act, Regulation (EC) no. 1907/2006 (REACH). Furthermore we will be affected by the Extended Producer Responsibility, an EU policy approach under which producers are given a significant responsibility  —  financial and/or physical  —  for the treatment or disposal of post-consumer products. We may be or become subject to various environmental, social and governance-related regulations in the future, such as the EU Corporate Sustainability Reporting Directive, EU Taxonomy for sustainable activities or the Act on Corporate Due Diligence Obligations in Supply Chains (“Lieferkettensorgfaltspflichtengesetz”, LkSG) including as a result of recent legislative or regulatory initiatives. Environmental and health and safety laws and regulations can be complex, and we expect that we will be affected by future amendments to such laws or other new environmental and health and safety laws and regulations, which may require us to change our operations, potentially resulting in a material adverse effect on our business, prospects, financial condition and operating results.

These laws can give rise to liability for administrative oversight costs, cleanup costs, property damage, bodily injury, fines and penalties. Capital and operating expenses needed to comply with environmental laws and regulations can be significant, and violations may result in substantial fines and penalties, third-party damages, suspension of production or a cessation of our operations.

We may be involved in legal proceedings based on the alleged violation of intellectual property rights, such as patent or trademark infringement claims, which may be time-consuming and cause us to incur substantial costs.

Technological innovation will be a crucial aspect of success on the electric vehicle market. We have been granted four patents for our technologies and intend to continue to file additional patent applications in the future. As the number of competitors in the electric vehicle market increases, and as the number of patents issued in this area grows, the possibility of patent infringement claims against us increases. While we are not aware that our technologies infringe the proprietary rights of any third party, we do not regularly conduct freedom to operate searches. We may also in-license patents and other intellectual property from third parties, including suppliers and service providers, and we may face claims that our use of this in-licensed technology infringes the intellectual property rights of others. In such cases, we will seek indemnification from our licensors. However, our rights to indemnification may be unavailable or insufficient to cover our costs and losses.

We may be required to participate in interference, derivation or opposition proceedings that concern disputes regarding priority of inventions disclosed in our patents. Determining patent infringement by a product, as well as priority of inventions and other patent-related disputes, involves complex legal and factual issues and the outcome is often uncertain. We have not conducted any significant search of patents issued to third parties, and third-party patents containing claims covering our technology or methods that predate our patents may exist. Because of the number of patents issued and patent applications filed in our technical areas or fields (including some pertaining specifically to electric vehicles), our competitors or other third-parties may assert that our technology and the methods we employ in the use of products incorporating our technology are covered by patents held by them. In addition, because patent applications can take many years to issue and because publication schedules for pending applications vary by jurisdiction, we may not be aware of certain patent applications that are currently pending, which applications may result in issued patents that our technology or other future products would infringe. Also, because the claims of published patent applications can change between publication and patent grant, there may be published patent applications that may ultimately issue with claims that we infringe.

The Sion will make use of complex hardware and software solutions and we may not have the resources to sufficiently assess potential infringements of third-party patents or other intellectual property rights. Our ability to successfully commercialize the Sion may be significantly impaired should any of its components violate third parties’ intellectual property rights, particularly with respect to our key technologies, such as our solar technology. The scope of patent claims is subject to construction based on interpretation of the law, the written disclosure in a patent and the patent’s prosecution history. Our interpretation of the relevance or the scope of a patent or a pending application may be incorrect. Established car manufacturers or other market players may invest significant resources and capital to protect their intellectual property and scan the market for potential violations. There is a heightened risk that inquiries or legal proceedings based on the alleged violation of intellectual property rights are initiated by established car manufacturers that develop and test technologies similar to ours and that have much more resources and funds than us. Other companies owning patents or other intellectual property rights relating to technologies relevant for us, such as battery packs, solar modules, power sharing solutions or electronic power management systems may also allege infringement of such rights. In addition, we may also be exposed to claims from individuals who were or are engaged in the design and development of our vehicles or technologies. The publicity interest we receive as a public company draws significant attention to us and likely generally increases the risks of such claims and legal proceedings, no matter whether such claims lack the required merits or not or are of merely fraudulent nature.

In response to a determination that we have infringed upon a third party’s intellectual property rights, we may be required to do one or more of the following:

●	cease or delay development, production, sales or use of the Sion or any other of our vehicles that incorporate the asserted intellectual property in general or in certain jurisdictions;
●	pay substantial damages, settlements or ongoing royalties;
●	obtain a license from the owner of the asserted intellectual property right, which license may not be available on reasonable terms or at all;
●	enter into cross-licenses with our competitors; or
●	redesign one or more aspects or systems of our vehicles, which may require us to invest substantial resources in the redesign process.

In addition, we may be required to indemnify our customers and distributors against claims relating to the infringement of intellectual property rights of third parties related to our products. Third parties may assert infringement claims against our customers or distributors. These claims may require us to initiate or defend protracted and costly litigation on behalf of our customers or distributors, regardless of the merits of these claims. If any of these claims succeed, we may be forced to pay damages on behalf of our customers or distributors, or may be required to obtain licenses for the products or services they use. If we cannot obtain all necessary licenses on commercially reasonable terms, our distributors may be forced to stop distributing our products or services, and our customers may be forced to stop using our products or services.

The outcome of intellectual property litigation is subject to uncertainties that cannot be adequately quantified in advance. Because of the substantial amount of discovery required in certain jurisdictions in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. If we are required to obtain a license from any third party in order to use the infringing technology and continue developing, manufacturing or marketing our vehicles, we may not be able to obtain such required license on commercially reasonable terms or at all, including due to competitors being unwilling to provide us a license under any terms. A successful claim of infringement of intellectual property against us could therefore materially adversely affect our business, prospects, operating results and financial condition. Any litigation or claims, whether valid or invalid, could result in substantial costs and diversion of resources and we have not yet created any reserves for litigation related to intellectual property.

If our trademarks and trade names are not adequately protected, we may not be able to build name recognition in our markets of interest, which may adversely affect our business.

Our trademark registrations and applications are valuable assets and may be challenged, infringed, circumvented or declared generic or determined to infringe a third party’s trademarks. In March 2022, we filed eight new trademarks with the European Union Intellectual Property Office. Each of those new trademarks has been opposed by two separate opponents. We may not be able to protect our rights to these trademark registrations or applications, which may be necessary to build name recognition among potential collaborators or customers in our markets of interest. For example, we have failed in some jurisdictions to obtain protection for our circle with a dot in the middle, if it is not combined with other distinctive elements. In China, objections have been filed to our trademark application for our circle with a dot in the middle, the Sono name, and the combination of the Sono name and our circle with a dot in the middle. Equally, there can be no assurance that we will be successful in registering additional or replacement trademarks if we were to engage in a rebranding. At times, competitors may adopt trademarks or trade names similar to ours, thereby impeding our ability to build brand identity and possibly leading to market confusion. In addition, there could be potential trademark infringement claims brought by owners of other trademarks or trademarks that incorporate variations of our trademark registrations or applications. We have not conducted any availability searches for trademarks to assess whether our trademark registrations would not infringe a third party’s trademarks, or whether our trademark applications would be successfully registered. We can provide no assurance that our pending trademark applications will be approved. Successful third-party challenges to the use of any of our trademarks may require us to rebrand our business or certain products or services associated therewith.

Over the long term, if we are unable to establish name recognition based on our trademarks, then we may not be able to compete effectively and our business may be adversely affected. We may fail to adequately maintain the quality of our products and services associated with our trademarks, and any loss to the distinctiveness of our trademarks may cause us to lose certain trademark protection, which could result in the loss of goodwill and brand recognition in relation to our name and products. In addition, we may license our trademarks to third parties, such as distributors. Though these license agreements may provide guidelines for how our trademarks may be used, a breach of these agreements or misuse of our trademarks by these licensees may jeopardize our rights in or diminish the goodwill associated with our trademarks. Our efforts in enforcing or protecting our trademarks may be ineffective and could result in substantial costs and diversion of resources and adversely affect our business.

We may be subject to claims that our employees have wrongfully used or disclosed alleged trade secrets of their former employers or claims asserting ownership of what we regard as our own intellectual property.

Some of our employees were previously employed at other companies that may have proprietary rights related to our business. Some of these employees may have executed proprietary rights, non-disclosure and noncompetition agreements in connection with such previous employment. Although we try to ensure that such individuals do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or these employees have used or disclosed intellectual property, including trade secrets or other proprietary information, of their former employers. We are not aware of any such disclosures, or threatened or pending claims related to these matters, but in the future, litigation may be necessary to defend against such claims. If we fail to defend any such claims, we may lose valuable intellectual property rights or personnel, and may be required to pay monetary damages and be enjoined from conducting our business as contemplated. Even if we are successful in defending against such claims, litigation can be expensive and time-consuming.

Intellectual property rights do not necessarily address all potential threats to our competitive advantage.

The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations, and may not adequately protect our business or permit us to maintain our competitive advantage.

For example:

●	others may be able to make products or processes that are identical or similar to any product or process we may develop and commercialize or utilize similar intellectual property or technologies that we now or may in the future own or have in-licensed;
●	we or our future licensors or collaborators might not have been the first to make the inventions covered by the patents or pending patent applications that we own or have in-licensed;
●	we or our future licensors or collaborators might not have been the first to file patent applications covering certain of our or their inventions;
●	others may independently develop similar or alternative intellectual property or technologies or duplicate any of our intellectual property or technologies without infringing our owned or in-licensed intellectual property rights;
●	it is possible that our pending patent applications or those that we may own or in-license in the future will not lead to issuance of patents;
●	patents that we own or have in-licensed may be held invalid or unenforceable, including as a result of legal challenges by our or our licensors’ competitors;

●	our competitors might conduct research and development activities in countries where we do not have patent rights and then use the information learned from such activities to develop competitive products or processes for sale in our major commercial markets;
●	we may not develop additional trade secrets or proprietary know-how that is patentable;
●	the patents of others may have an adverse effect on our business; and
●	we may choose not to file a patent in order to maintain certain trade secrets or proprietary know-how, and a third party may subsequently file a patent covering such trade secrets or proprietary know-how.

Should any of these events occur, they could have a material adverse effect on our business, financial condition, results of operations and reputation.

We intend to retain certain personal data about our customers and may be subject to various privacy laws.

The Sion will, and our other future car models may, be equipped with complex information technology. The Sion will be connected to car-sharing and ride-pooling networks and our customers may access their car and define the terms of shared use via our own application. We intend to use our vehicles’ technology systems to log information about each vehicle’s use (including the vehicle location, usage patterns of car-sharing and ride-pooling options, data on defects and repairs) in order to aid us in vehicle diagnostics, repair and maintenance. We may also use such data for marketing purposes and to induce customers to ensure proper vehicle maintenance or promote car-sharing or ride-pooling. Our customers may object to the use of this data, which may increase our vehicle maintenance costs and harm our business prospects.

Our customers’ information in conducting our business may subject us to legislative and regulatory burdens and requirements in the European Economic Area (“EEA”) and the United States of America that could require notification of data breaches, restrict our use of such information and hinder our ability to acquire new customers or market to existing customers. We have not yet implemented a comprehensive set of internal- or external-facing written data protection and privacy policies, procedures and rules. Non-compliance or a major breach of our network security and systems could have serious negative consequences for our business and future prospects, including possible fines, penalties and damages, reduced customer demand for our vehicles, and harm to our reputation and brand. For instance, Regulation (EU) 2016/679 of the European Parliament and of the Council of April 27, 2016 on the protection of natural persons with regard to the processing of personal data and on the free movement of such data (the General Data Protection Regulation, “GDPR”) imposes strict limitations on the processing of personal data. The GDPR and other data privacy laws regulate when and how personal data may be collected, for which purposes it may be processed, for how long such data may be stored and to whom and how it may be transferred. The GDPR contains strict requirements for obtaining the consent of data subjects (i.e., the persons to whom personal data relates) to the use and processing of their personal data and also requires the implementation of appropriate technical and organizational measures, depending on the nature of the processing activities, and imposes certain documentation obligations relating to data processing activities. The GDPR also imposes various obligations in the context of processing of data, including, among others, far-reaching transparency, data minimization, storage limitations, privacy by design and privacy by default obligations, data security, integrity and confidentiality obligations. In addition, it may require data protection impact assessments where the data processing is likely to result in a high risk to the rights and freedoms of individuals. In case of a violation of the provisions of the GDPR, we could be subject to fines of up to €20,000,000 or up to 4% of our total worldwide annual turnover of the preceding financial year, whichever is higher, and other administrative penalties. We may also be liable should any individual who has suffered financial or non-financial damage arising from our infringement of the GDPR exercise their right to receive compensation against us. Furthermore, adverse publicity relating to our failure to comply with the GDPR could cause a loss of goodwill, which could have an adverse effect on our reputation, brand, business and financial condition. In addition, local authorities may construe new regulations in a way that is even more restrictive and there is no guarantee that we will be able to comply with such restrictive approaches.

There is a risk that personal data that we process could become public if there were a security breach in respect of such data and, if such security breach were to occur, we could face liability under data protection laws, including the GDPR, and lose the goodwill of our customers, which may have a material adverse effect on our reputation, brand, business and financial condition.

We are exposed to the risk of litigation or other legal proceedings that could cause us to spend substantial resources and disrupt our business.

We are exposed to the risk of product liability claims, regulatory action and litigation if any defect of our vehicles is alleged to have caused loss or injury. The automobile industry generally experiences an abundance of product liability claims. We face the risk of significant monetary exposure to product liability claims in the event our vehicles do not perform as expected or contain design, manufacturing, or warning defects, and to claims without merit, or in connection with malfunctions, resulting in personal injury or death. Product liability claims could arise, for example, from malfunctions, defects, quality issues relating to, or abuse of, any of our technologies implemented in or offered with our vehicles, or defects, quality issues or malfunctions related to any components used in our vehicles, such as batteries, airbags or brakes. Our risks in this area are particularly pronounced given the limited field experience of our vehicles and because we are a new entrant into the market. Any product liability claims or corresponding regulatory actions against us could result in increased costs and could adversely affect our reputation and our perception by our customers. We may not be able to secure product liability insurance coverage on commercially acceptable terms, at reasonable costs when needed, or at all and insurance coverage might not be sufficient to cover all potential product liability claims.

We may also face litigation and legal proceedings based on advertisements or other public statements should such statements turn out to be unrealistic, unfeasible or false or should the overall advertised performance or specifications of our vehicles deviate from such advertisements or public statements. For example, we publicly communicated that our vehicles will have a battery range of approximately 305 kilometers, or up to 190 miles and a weekly solar based range of up to 245 kilometers, or up to 152 miles. However, these specifications indicate our current expectations and development targets with respect to the battery- and solar-based range of our vehicles until the series production of our vehicles and there is no guarantee that our vehicles will ultimately achieve these specifications, which depend on the success of the development efforts of our battery supplier and/or us.

In addition, in connection with a crowdfunding campaign launched in December 2019, our three founders Laurin Hahn, Navina Persteiner and Jona Christians announced that they would contribute their profit participation rights associated with their shares in Sono Motors GmbH (while the voting rights associated with the underlying shares would remain with the founders), equaling 64.07% of all profit participation rights at that time, into a “community pool” from which certain monetary benefits in the form of so-called Sono Points would then be awarded. The founders intended such monetary benefits in the form of Sono Points to be allocated among already existing customers and new customers who placed a reservation for a vehicle, depending, with respect to new customers, on the timing of the reservation and the amount of the advance payment of the relevant new customer. The Sono Points would represent participating entitlements concerning dividends, liquidation proceeds and proceeds from the sales of shares attributable to the community pool. However, a legal assessment later revealed substantial legal obstacles in the concept as envisioned by our founders and that it was not feasible from a tax perspective. Our founders, together with their external advisors, have in the meantime developed an alternative structure for the granting of Sono Points to our customers as originally envisioned with respect to the shares in Sono Group N.V. pursuant to which our three founders will each contribute their relevant shares in Sono Group N.V. into limited partnerships controlled by a founder and governed by German law (Kommanditgesellschaften) and will enter into contractual sub-arrangements with the relevant Sono Point beneficiaries regarding their monetary participation entitlements. However, this alternative structure remains subject to further assessment and final approval, including by, among others, German tax authorities. There is no guarantee that this structure will be ultimately feasible or that our founders may be able to offer a feasible structure for the granting of Sono Points at all. In addition, the current alternative structure for the granting of Sono Points focuses on tax issues under German law and may not adequately cover any other relevant issues in connection with the communication during the crowdfunding campaign regarding Sono Points. In particular, our founders may not be able to address issues and financial or any other burdens with respect to Sono Points of any customers who were or are not located in Germany. In addition, not all aspects of the scheme originally envisioned by our founders for granting the Sono Points may be fully and adequately reflected in the alternatively developed structure and/or the alternatively developed structure may incorporate new structural elements or otherwise substantially deviate to the disadvantage of customers from what our founders originally contemplated and publicly communicated. For example, under the alternative structure, Sono Points will be forfeited, if a customer terminates his/her reservation and the relevant Sono Points will fall back to the founders and not lead to a proportionate increase of Sono Points (or participations in the community pool) of the remaining customers. Further, the shares underlying the Sono Points and contributed into the community pool may generally be transferred by the founders under certain conditions, which may negatively affect the actual value of participation entitlements associated with Sono Points. In addition, the alternative structure allows the allocation of additional Sono Points to new customers, which would result in the dilution of the participation entitlements of existing customers. Therefore, not all customers who were previously promised Sono Points may ultimately receive Sono Points at the terms and conditions originally communicated or at all. Disappointed customers who may not receive Sono Points at the terms and conditions originally promised or at all and/or other members of our community may initiate lawsuits against our founders or us and may trigger waves of negative publicity should we not be able to offer, in full or in part, a feasible structure for the granting of Sono Points in all relevant jurisdictions. Further, we cannot preclude that Sono Group N.V. or Sono Motors GmbH will be held liable with respect to any possible significant obligations or claims under the Sono Points scheme.

We may or will be, as the case may be, subject to anti-corruption, anti-bribery, anti-money laundering, financial and economic sanctions and similar laws and our compliance systems may not be sufficient to adequately prevent or detect legal, financial and operational risks.

Our business may or will be subject to various laws and regulations relating to, among other things, prevention of illegal employment, bribery and corruption, and money laundering, as well as compliance with antitrust, data protection (particularly the

GDPR), consumer protection, minimum wage regulations, various criminal as well as export control regulations and trade and economic sanctions and embargoes on certain countries, persons, groups and/or entities, projects and/or activities. We are reliant on the compliance of our employees and the members of our management board, our contractors, consultants, agents, vendors and (other) collaboration partners with applicable laws and compliance policies implemented by us.

However it cannot be excluded that our employees, the members of the management board, our contractors, consultants, agents, vendors and (other) collaboration partners have committed or will commit criminal, unlawful or unethical acts (including corruption) or that our compliance and risk management and its monitoring capabilities may prove insufficient to prevent or detect any breaches of the law. Any such acts or breaches of law could result in whistle-blower complaints, adverse media coverage, (criminal) investigations, significant civil, administrative, and criminal penalties and damage claims, disgorgement or other sanctions, (collateral) consequences, remedial measures and legal expenses, and cause considerable damage to our reputation, thereby negatively affecting our business, results of operations, financial condition and future business opportunities.

We may become subject to additional Dutch and German taxes, in particular, due to the statutory seat of Sono Group N.V. in The Netherlands.

There is a risk that the German tax authorities classify Sono Group N.V. as Dutch tax resident. If the German tax authorities conclude that Sono Group N.V. is not, has ceased, or ceases to be (also as a consequence of the change of facts or the law), a German tax resident, it could, inter alia, become subject to German exit taxation. This could have serious German tax consequences, including German exit taxes or the increase of German withholding taxes on dividends received by the Company. Such German exit taxes could lead to the taxation of the built-in gains in the assets (e.g., intellectual property or goodwill) of Sono Group N.V.

If we do pay dividends, we may need to withhold tax on such dividends payable to holders of our shares in both Germany and The Netherlands.

We currently do not intend to pay any dividends to holders of our ordinary shares. However, if we do pay dividends, we may need to withhold tax on such dividends in both Germany and The Netherlands.

As an entity incorporated under Dutch law, any dividends distributed by us are subject to Dutch dividend withholding tax based on Dutch domestic law. However, on the basis of the 2012 Convention between the Federal Republic of Germany and the Kingdom of The Netherlands for the avoidance of double taxation with respect to taxes on income, or the “double tax treaty between Germany and The Netherlands,” The Netherlands will be restricted in imposing these taxes if we are also a tax resident of Germany and our effective management is located in Germany. This withholding tax restriction does, however, not apply, and Dutch dividend withholding tax is still required to be withheld from dividends, if and when paid to Dutch resident holders of our ordinary shares and non-Dutch resident holders of our ordinary shares that have a permanent establishment in The Netherlands to which their shareholding is attributable. As a result, upon a payment of dividends, we will be required to identify our shareholders in order to assess whether there are Dutch residents (or non-Dutch residents with a permanent establishment in The Netherlands to which the ordinary shares are attributable) in respect of which Dutch dividend tax has to be withheld. Such identification may not always be possible in practice. If the identity of our shareholders cannot be determined, withholding of both German and Dutch dividend tax may occur upon a payment of dividends.

Furthermore, the withholding tax restriction referred to above is based on the current reservation made by Germany under the Multilateral Convention to Implement Tax Treaty Related Measures to Prevent Base Erosion and Profit Shifting (“MLI”), with respect to the tie-breaker provision included in Article 4(3) of the double tax treaty between Germany and The Netherlands, or the MLI tie-breaker reservation. If Germany changes its MLI tie-breaker reservation, we will not be entitled to any benefits of the double tax treaty between Germany and The Netherlands, including the withholding tax restriction, as long as Germany and The Netherlands do not reach an agreement on our tax residency for purposes of the double tax treaty between Germany and The Netherlands, and, as a result, any dividends distributed by us during the period no such agreement has been reached between Germany and The Netherlands may be subject to withholding tax both in Germany and The Netherlands.

We may become taxable in a jurisdiction other than Germany and this may increase the aggregate tax burden on us.

Since our incorporation we have had, on a continuous basis, our place of “effective management” in Germany. We will therefore qualify as a tax resident of Germany on the basis of German domestic law. As an entity incorporated under Dutch law, however, we also qualify as a tax resident of The Netherlands on the basis of Dutch domestic law. However, based on our current management structure and the current tax laws of the United States, Germany and The Netherlands, as well as applicable income tax treaties, and current interpretations thereof, we should qualify solely as a tax resident of Germany for the purposes of the double tax treaty between Germany and The Netherlands due to the “effective management” tie-breaker included in Article 4(3) of the double tax treaty between Germany and The Netherlands and the current MLI tie-breaker reservation.

The test of “effective management” is largely a question of fact and degree based on all the circumstances, rather than a question of law. Nevertheless, the relevant case law and OECD guidance suggest that our Company is likely to be regarded as having become a German tax resident from incorporation and remaining so if, as our Company intends, (i) most meetings of its management board are prepared and held in Germany (and none will be held in The Netherlands) with a majority of management board members present in Germany for those meetings; (ii) at those meetings there are full discussions of, and decisions are made regarding, the key strategic issues affecting our Company and its subsidiaries; (iii) those meetings are properly minuted; (iv) a majority of our management board members, together with supporting staff, are based in Germany; and (v) our Company has permanent staffed office premises in Germany. We may, however, become subject to limited income tax liability in other countries with regard to the income generated in the respective other country, for example, due to the existence of a permanent establishment or a permanent representative in such other country.

The applicable tax laws or interpretations thereof may change, including the MLI tie-breaker reservation. Furthermore, whether we have our place of effective management in Germany and are as such tax resident in Germany is largely a question of fact and degree based on all the circumstances, rather than a question of law, which facts and degree may also change. Changes to applicable laws or interpretations thereof, changes to applicable facts and circumstances (for example, a change of directors or the place where board meetings take place), or changes to applicable income tax treaties, including a change to the MLI tie-breaker reservation, may result in us becoming (also) a tax resident of The Netherlands or another jurisdiction. See “— If we do pay dividends, we may need to withhold tax on such dividends payable to holders of our shares in both Germany and The Netherlands.” As a consequence, our overall effective income tax rate and income tax expense could materially increase, which could have a material adverse effect on our business, results of operations, financial condition and prospects, which could cause our share price and trading volume to decline. In addition, as a consequence, dividends distributed by us, if any, may become subject to dividend withholding tax in more than one jurisdiction, although double taxation of income and the double withholding tax on dividends may be reduced or avoided entirely under the double tax treaty between Germany and The Netherlands or under a double tax treaty between The Netherlands and the respective other country.

We may become a passive foreign investment company (“PFIC”), which could result in adverse United States federal income tax consequences to United States investors.

Based on the projected composition of our income and valuation of our assets, including goodwill, we believe that we were not a PFIC in our prior taxable year and we do not expect to be a PFIC for our current taxable year or in the future, although there can be no assurance in this regard. The determination of whether or not we are a PFIC is made on an annual basis and will depend on the composition of our income and assets from time to time. Specifically, we will be classified as a PFIC for United States federal income tax purposes if either: (1) 75% or more of our gross income in a taxable year is passive income, or (2) the average percentage of our assets by value in a taxable year which produce or are held for the production of passive income (which includes cash) is at least 50%.

Although we do not expect to become a PFIC, our PFIC status is a factual determination that is made annually and thus may be subject to change. It is therefore possible that we could become a PFIC in a future taxable year. In addition, our current position that we are not a PFIC is based in part upon the value of our goodwill which is based on the market value of our shares. Accordingly, we could become a PFIC in the future if there is a substantial decline in the value of our shares.

If we are or were to become a PFIC, such characterization could result in adverse United States federal income tax consequences and burdensome reporting requirements to a holder of ordinary shares if such holder is a United States investor.

Risks Related to Our Company’s Status

We have and will continue to incur increased costs as a result of operating as a public company, and our management has and will continue to be required to devote substantial time to new compliance initiatives and corporate governance practices.

As a public company we have and will continue to incur significant legal, accounting and other expenses that we did not incur as a private company, including, but not limited to, costs and expenses for management board members’ and supervisory board members’ fees, increased directors and officers insurance, investor relations, and various other costs of a public company. The Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of Nasdaq and other applicable securities rules and regulations impose various requirements on public companies, including establishment and maintenance of effective disclosure and financial controls and corporate governance practices. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations have and will continue to increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect that these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance.

While we are already subject to Sections 302 and 906 of the Sarbanes-Oxley Act, we currently are not yet required to comply with Section 404(a) or (b) of the Sarbanes-Oxley Act. Pursuant to Section 404 (a) of the Sarbanes-Oxley Act, beginning with our annual report on Form 20-F for the year ending December 31, 2022, we are required to furnish a report by our management on our internal control over financial reporting. Pursuant to Section 404 (b) of the Sarbanes-Oxley Act, once we are no longer an emerging growth company, we will be required to also include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm.

To achieve compliance with Section 404(a) of the Sarbanes-Oxley Act, we are engaged in documenting and evaluating our internal control over financial reporting, which is both costly and challenging. In this regard, we will need to continue to dedicate internal resources, have engaged outside consultants and are adopting a detailed work plan to assess and document the adequacy of internal control over financial reporting. We will continue to implement steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting. Despite our efforts, there is a risk that we will not be able to conclude, within the prescribed timeframe or at all, that our internal control over financial reporting is effective as required by Section 404(a) of the Sarbanes-Oxley Act. Such conclusion could adversely impact the market price of our shares due to a loss of investor confidence in the reliability of our reporting processes.

Once we are required to include an attestation report on internal control over financial reporting by our independent registered public accounting firm pursuant to Section 404(b) of the Sarbanes Oxley Act, there is a risk that such independent assessment of the effectiveness of our internal controls over financial reporting could identify material weaknesses that our management’s assessment pursuant to Section 404(a) does not identify.

The consequences of being a public company could have a material adverse effect on our business, financial condition, results of operations and prospects.

We have identified material weaknesses in our internal control over financial reporting. If we are unable to remediate the material weaknesses, or if other control deficiencies are identified, we may not be able to report our financial results accurately, prevent fraud or file our periodic reports as a public company in a timely manner.

Prior to our IPO on November 17, 2021, we operated as a private company that was not required to comply with the obligations of a public company with respect to internal controls over financial reporting.

In connection with the audits of our consolidated financial statements for the years ended December 31, 2019 and 2020, we identified multiple material weaknesses in our internal control over financial reporting. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or condensed consolidated interim financial statements will not be prevented or detected on a timely basis. The material weaknesses that were identified relate to (i) a lack of consistent and proper application of accounting processes and procedures; (ii) the design and operating effectiveness of information technology general controls for information systems that are significant to the preparation of our consolidated financial statements; (iii) a lack of review and supervision; (iv) the sufficiency of resources with an appropriate level of technical accounting and SEC reporting experience; and (v) clearly defined control processes, roles and segregation of duties within our finance and accounting functions. These material weaknesses were not fully remediated as of December 31, 2021. While we are working to fully remediate the weaknesses as quickly and efficiently as possible, we cannot at this time predict by when we will have fully remediate these material weaknesses. These remediation measures are time-consuming and costly, and place significant demands on our financial and operational resources.

In addition, neither our management nor any outside advisor has concluded an evaluation of our internal control over financial reporting in accordance with the provision of the Sarbanes-Oxley Act to date, because so far no such evaluation has been required. Had we or an outside advisor performed an evaluation of our internal control over financial reporting in accordance with the provisions of the Sarbanes-Oxley Act, additional material weaknesses may have been identified. We will be required to include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F for the fiscal year ending December 31, 2022. If we fail to remediate the material weaknesses identified above, our management may conclude that our internal control over financial reporting is not effective. This conclusion could adversely impact the market price of our shares due to a loss of investor confidence in the reliability of our reporting processes.

We are non-compliant with the Dutch financial reporting requirements with regard to the timely filing of our audited 2020 Dutch statutory financial statements with the Dutch trade register and we may not be able to file our audited 2021 Dutch statutory financial statements with the Dutch trade register in a timely manner. Dutch financial reporting rules require the timely filing of our audited Dutch statutory financial statements with the Dutch trade register. Non-compliance with these filing requirements exposes us to penalties and fines, including monetary fines of €22.5 thousand. Non-compliance with the requirements under Dutch law with respect to the preparation, audit and publication of our Dutch statutory financial statements could also lead to increased exposure for our management board and supervisory board members to director liability under the standards of Dutch corporate law, which may negatively affect our reputation.

Our failure to correct the existing material weaknesses or our failure to discover and address any other control deficiencies could result in inaccuracies in our consolidated financial statements and could also impair our ability to comply with applicable financial reporting requirements and make related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations and prospects, as well as the trading price and listing of our shares, may be materially and adversely affected. We cannot assure you that all of our existing material weaknesses have been identified, or that we will not in the future identify additional material weaknesses.

Investors may have difficulty enforcing civil liabilities against us or the members of our management and supervisory board.

We are organized and existing under the laws of The Netherlands, and, as such, under Dutch private international law rules the rights of our shareholders and the civil liability of our management board members, supervisory board members and executive officers are governed in certain respects by the laws of The Netherlands. The ability of our shareholders in certain countries other than The Netherlands to bring an action against us, our management board members, supervisory board members and executive officers may be limited under applicable law. In addition, substantially all of our assets are located outside the United States.

As a result, it may not be possible for shareholders to effect service of process within the United States upon us or our management board members, supervisory board members and executive officers or to enforce judgments against us or them in U.S. courts, including judgments predicated upon the civil liability provisions of the federal securities laws of the United States. In addition, it is not clear whether a Dutch court would impose civil liability on us or any of our management board members, supervisory board members and executive officers in an original action based solely upon the federal securities laws of the United States brought in a court of competent jurisdiction in The Netherlands.

As of the date of this prospectus, the United States and The Netherlands do not have a treaty providing for the reciprocal recognition and enforcement of judgments, other than arbitration awards, in civil and commercial matters. With respect to choice of court agreements in civil or commercial matters, it is noted that the Hague Convention on Choice of Court Agreements entered into force for The Netherlands, but has not entered into force for the United States. Accordingly, a judgment rendered by a court in the United States, whether or not predicated solely upon U.S. securities laws, would not automatically be recognized and enforced by the competent Dutch courts. However, if a person has obtained a judgment rendered by a court in the United States that is enforceable under the laws of the United States and files a claim with the competent Dutch court, the Dutch court will in principle give binding effect to a foreign judgment if (i) the jurisdiction of the foreign court was based on a ground of jurisdiction that is generally acceptable according to international standards, (ii) the judgment by the foreign court was rendered in legal proceedings that comply with the Dutch standards of proper administration of justice including sufficient safeguards (behoorlijke rechtspleging), (iii) binding effect of such foreign judgment is not contrary to Dutch public order (openbare orde) and (iv) the judgment by the foreign court is not incompatible with a decision rendered between the same parties by a Dutch court, or with a previous decision rendered between the same parties by a foreign court in a dispute that concerns the same subject and is based on the same cause, provided that the previous decision qualifies for recognition in The Netherlands. Even if such a foreign judgment is given binding effect, a claim based thereon may, however, still be rejected if the foreign judgment is not or no longer formally enforceable.

Based on the lack of a treaty as described above, U.S. investors may not be able to enforce against us or our management board members, supervisory board members, representatives or certain experts named herein who are residents of The Netherlands or countries other than the United States any judgments obtained in U.S. courts in civil and commercial matters, including judgments under the U.S. federal securities laws.

The United States and Germany currently do not have a treaty providing for the reciprocal recognition and enforcement of judgments, in civil and commercial matters. Consequently, a final judgment for payment or declaratory judgments given by a court in the United States, whether or not predicated solely upon U.S. securities laws, would not automatically be recognized or enforceable in Germany. German courts may deny the recognition and enforcement of a judgment rendered by a U.S. court if they consider the U.S. court not to be competent or the decision to be in violation of German public policy principles. For example, judgments awarding punitive damages are generally not enforceable in Germany. A German court may reduce the amount of damages granted by a U.S. court and recognize damages only to the extent that they are necessary to compensate actual losses or damages.

In addition, actions brought in a German court against us, our management board members, our supervisory board members, our senior management and the experts named herein to enforce liabilities based on U.S. federal securities laws may be subject to certain restrictions. In particular, German courts generally do not award punitive damages. Litigation in Germany is also subject to rules of procedure that differ from the U.S. rules, including with respect to the taking and admissibility of evidence, the conduct of the proceedings and the allocation of costs. German procedural law does not provide for pre-trial discovery of documents, nor does Germany support pre-trial discovery of documents under the 1970 Hague Evidence Convention. Proceedings in Germany would have to be conducted in the German language and all documents submitted to the court would, in principle, have to be translated into German. For these reasons, it may be difficult for a U.S. investor to bring an original action in a German court predicated upon the civil liability provisions of the U.S. federal securities laws against us, our management board members, our supervisory board members, our senior management and the experts named in this prospectus.

Based on the foregoing, there can be no assurance that U.S. investors will be able to enforce against us or management board members, supervisory board members, executive officers or certain experts named herein who are residents of or possessing assets in The Netherlands, Germany and or other countries other than the United States any judgments obtained in U.S. courts in civil and commercial matters, including judgments under the U.S. federal securities laws.

We are a Dutch public company. The rights of our shareholders may be different from the rights of shareholders in companies governed by the laws of U.S. jurisdictions and may not protect investors in a similar fashion afforded by incorporation in a U.S. jurisdiction.

We are a public company (naamloze vennootschap) organized under the laws of The Netherlands. Our corporate affairs are governed by our articles of association, the rules of our management board and those of our supervisory board and by the laws governing companies incorporated in The Netherlands. However, there can be no assurance that Dutch law will not change in the future or that it will serve to protect investors in a similar fashion afforded under corporate law principles in the United States, which could adversely affect the rights of investors.

The rights of shareholders and the responsibilities of management board members and supervisory board members may be different from the rights and obligations of shareholders and directors in companies governed by the laws of U.S. jurisdictions. In the performance of their duties, our management board members and supervisory board members are required by Dutch law to consider the interests of our Company, its shareholders, its employees and other stakeholders, in all cases with due observance of the principles of reasonableness and fairness. It is possible that some of these parties will have interests that are different from, or in addition to, your interests as a shareholder.

Our articles of association stipulate that the planet, humankind and society are important stakeholders of us and the highest principle pursued by us as part of our objects is the protection of the environment, nature and humankind. Under our articles of association, this principle shall form the foundation of our actions and the decisions of our management board and the supervisory board. On the basis of that premise, among other matters, our management board and the supervisory board may let the interests of the planet, humankind and society outweigh the interests of other stakeholders, provided that the interests of the latter stakeholders are not unnecessarily or disproportionately harmed. A resolution to amend the text or purport of these provisions of our articles of association shall require a unanimous vote in a general meeting where the entire issued share capital is represented.

Our articles of association contain exclusive forum provisions for certain claims, which could limit our shareholders’ ability to obtain a favorable judicial forum for disputes with us or the members of our management or supervisory board.

Our articles of association provide that unless we consent in writing to the selection of another forum, the federal district courts of the United States of America will, to the fullest extent permitted by law, be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act or the Exchange Act (the “Federal Forum Provision”). Moreover, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all claims brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Our decision to adopt the Federal Forum Provision followed a decision by the Supreme Court of the State of Delaware holding that such provisions are facially valid under Delaware law. While there can be no assurance that federal or state courts will follow the holding of the Delaware Supreme Court or determine that the Federal Forum Provision should be enforced in a particular case, application of the Federal Forum Provision means that suits brought by our shareholders to enforce any duty or liability created by the Securities Act must be brought in federal court and cannot be brought in state court.

Section 27 of the Exchange Act creates exclusive federal jurisdiction over all claims brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder and our articles of association confirm that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Exchange Act. Accordingly, actions by our shareholders to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder must be brought in federal court.

We may argue that any person or entity purchasing or otherwise acquiring or holding any interest in any of our securities will have, or will be deemed to have, notice of and consented to our exclusive forum provisions, including the Federal Forum Provision. Additionally, our shareholders cannot waive compliance with the federal securities laws and the rules and regulations thereunder. These provisions may limit our shareholders’ ability to bring a claim in a judicial forum they find favorable for disputes with us or the members of our management or supervisory board, or employees and agents, which may discourage lawsuits against us and the members of our management or supervisory board or employees and agents.

Alternatively, if a court were to find the choice of forum provision contained in our articles of association to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which may have an adverse effect on our business, financial condition and results of operations.

Provisions of our articles of association or Dutch corporate law might deter acquisition bids for us that might be considered favorable and prevent, delay or frustrate any attempt to replace or remove our management board members or supervisory board members.

Under Dutch law, various protective measures are possible and permissible within the boundaries set by Dutch law and Dutch case law. In this respect, certain provisions of our articles of association may make it more difficult for a third party to acquire control of us or effect a change in our management board and supervisory board. These include:

●	a dual-class share structure which consists of ordinary shares and high voting shares, with ordinary shares carrying one vote per share and high voting shares carrying 25 votes per share;
●	a provision that each of our two founders, Laurin Hahn and Jona Christians, as long as the relevant founder holds at least 5% of our voting rights, each can make a binding nomination for the appointment of one supervisory board member, which can only be overruled by a two-thirds majority of votes cast representing more than 50% of our issued share capital;
●	a provision that our management board members and the supervisory board members, not appointed on the basis of a binding nomination by one of our founders as described above, are appointed on the basis of a binding nomination prepared by our supervisory board which can only be overruled by a two-thirds majority of votes cast representing more than half of our issued share capital;

●	a provision that our management board members and the supervisory board members may only be dismissed by the general meeting by a two-thirds majority of votes cast representing more than half of our issued share capital (unless the dismissal is proposed by the supervisory board in which case a simple majority of the votes cast would be sufficient);
●	a provision allowing, among other matters, the former chairperson of our supervisory board to manage our affairs if all of our supervisory board members are removed from office and to appoint others to be charged with the supervision of our affairs, until new supervisory board members are appointed by the general meeting on the basis of the binding nominations discussed above; and
●	a requirement that certain matters, including an amendment of our articles of association, may only be brought to our general meeting for a vote upon a proposal by our management board with the approval of our supervisory board.

In addition, Dutch law allows for staggered multi-year terms of our management board members and supervisory board members, as a result of which only part of our management board members and supervisory board members may be subject to appointment or re-appointment in any one year.

Furthermore, in accordance with the Dutch Corporate Governance Code (the “DCGC”), shareholders who have the right to put an item on the agenda for our general meeting or to request the convening of a general meeting shall not exercise such rights until after they have consulted our management board. If exercising such rights may result in a change in our strategy (for example, through the dismissal of one or more of our management board members or supervisory board members), our management board must be given the opportunity to invoke a reasonable period of up to 180 days to respond to the shareholders’ intentions. If invoked, our management board must use such response period for further deliberation and constructive consultation, in any event with the shareholder(s) concerned and exploring alternatives. At the end of the response time, our management board, supervised by our supervisory board, shall report on this consultation and the exploration of alternatives to our general meeting. The response period may be invoked only once for any given general meeting and shall not apply (i) in respect of a matter for which a response period has been previously invoked or (ii) if a shareholder holds at least 75% of our issued share capital as a consequence of a successful public bid.

Moreover, our management board, with the approval of our supervisory board, can invoke a cooling- off period of up to 250 days when shareholders, using their right to have items added to the agenda for a general meeting or their right to request a general meeting, propose an agenda item for our general meeting to dismiss, suspend or appoint one or more management board members or supervisory board members (or to amend any provision in our articles of association dealing with those matters) or when a public offer for our Company is made or announced without our support, provided, in each case, that our management board believes that such proposal or offer materially conflicts with the interests of our Company and its business. During a cooling-off period, our general meeting cannot dismiss, suspend or appoint management board members and supervisory board members (or amend the provisions in our articles of association dealing with those matters) except at the proposal of our management board. During a cooling-off period, our management board must gather all relevant information necessary for a careful decision-making process and at least consult with shareholders representing 3% or more of our issued share capital at the time the cooling-off period was invoked, as well as with our Dutch works council (if we or, under certain circumstances, any of our subsidiaries would have one). Formal statements expressed by these stakeholders during such consultations must be published on our website to the extent these stakeholders have approved that publication. Ultimately one week following the last day of the cooling-off period, our management board must publish a report in respect of its policy and conduct of affairs during the cooling-off period on our website. This report must remain available for inspection by shareholders and others with meeting rights under Dutch law at our office and must be tabled for discussion at the next general meeting. Shareholders representing at least 3% of our issued share capital may request the Enterprise Chamber of the Amsterdam Court of Appeal (the “Enterprise Chamber”) (Ondernemingskamer), for early termination of the cooling- off period. The Enterprise Chamber must rule in favor of the request if the shareholders can demonstrate that:

●	our management board, in light of the circumstances at hand when the cooling-off period was invoked, could not reasonably have concluded that the relevant proposal or hostile offer constituted a material conflict with the interests of our Company and its business;
●	our management board cannot reasonably believe that a continuation of the cooling-off period would contribute to careful policy-making; or
●	other defensive measures, having the same purpose, nature and scope as the cooling-off period, have been activated during the cooling-off period and have not since been terminated or suspended within a reasonable period at the relevant shareholders’ request (i.e., no ‘stacking’ of defensive measures).

We are not obligated to, and do not, comply with all best practice provisions of the Dutch Corporate Governance Code.

We are subject to the DCGC. The DCGC contains both principles and best practice provisions on corporate governance that regulate relations between the management board, the supervisory board and the general meeting and matters in respect of financial reporting, auditors, disclosure, compliance and enforcement standards. The DCGC is based on a “comply or explain” principle. Accordingly, companies are required to disclose in their annual reports, filed in The Netherlands, whether they comply with the provisions of the DCGC. If they do not comply with those provisions (for example, because of a conflicting Nasdaq requirement), the company is required to give the reasons for such noncompliance. The DCGC applies to Dutch companies listed on a government-recognized stock exchange, whether in The Netherlands or elsewhere, including Nasdaq. We do not comply with all best practice provisions of the DCGC. See “Description of Share Capital and Articles of Association.” This may affect your rights as a shareholder and you may not have the same level of protection as a shareholder in a Dutch company that fully complies with the DCGC.

We are eligible to be treated as an emerging growth company, as defined in the Securities Act, and we cannot be certain whether the reduced disclosure requirements applicable to emerging growth companies will make our ordinary shares less attractive to investors, given that we may rely on these exemptions.

We are eligible to be treated as an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including not being required to comply with the independent auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act in our annual reports filed on Form 20-F. As a result, our shareholders may not have access to certain information that they may deem important. We could be an emerging growth company for up to five years from the date of our IPO, although circumstances could cause us to lose that status earlier, including if our total annual gross revenue exceeds $1.235 billion, if we issue more than $1.00 billion in non-convertible debt securities during any three-year period, or if we are a large accelerated filer and the market value of our ordinary shares held by non-affiliates exceeds $700 million as of the end of any second quarter before that time.

As a foreign private issuer, we are not subject to U.S. proxy rules and are only subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company.

We report under the Exchange Act as a non-U.S. company with foreign private issuer status. Because we qualify as a foreign private issuer under the Exchange Act and although we are subject to Dutch laws and regulations with regard to such matters, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including (1) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act, (2) the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time and (3) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information. In addition, foreign private issuers are required to file their annual report on Form 20-F within four months after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year and U.S. domestic issuers that are large accelerated filers are required to file their annual report on Form 10-K within 60 days after the end of each fiscal year. Foreign private issuers are also exempt from Regulation FD, which is intended to prevent issuers from making selective disclosures of material information. As a result of all of the above, holders of our ordinary shares may not have the same protections afforded to shareholders of a company that is not a foreign private issuer.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on June 30, 2022.

In the future, we would lose our foreign private issuer status if, among others, (1) more than 50% of our outstanding voting securities, which we intend to determine based on the voting power of our ordinary shares and high voting shares on a combined basis are directly or indirectly held of record by U.S. residents and (2) a majority of our directors or executive officers are U.S. citizens or residents, more than 50% of our assets are located in the United States or our business is administered principally in the United States. If we lose our foreign private issuer status, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms including consolidated financial statements prepared under US GAAP, and which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the listing rules of Nasdaq. As a U.S. listed public company that is not a foreign private issuer, we would incur significant additional legal, accounting and other expenses that we would not incur as a foreign private issuer. These expenses would relate to, among other things, the obligation to present our financial information in accordance with U.S. GAAP in the future.

Additionally, a loss of our foreign private issuer status would divert our management’s attention from other business concerns, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

As a foreign private issuer and as permitted by the listing requirements of Nasdaq, we follow certain home country governance practices rather than the corporate governance requirements of Nasdaq.

We are a foreign private issuer. As a result, in accordance with the listing requirements of Nasdaq we will rely on home country governance requirements and certain exemptions thereunder rather than relying on the corporate governance requirements of Nasdaq. In accordance with Dutch law and generally accepted business practices, our articles of association currently do not provide quorum requirements generally applicable to general meetings. To this extent, our practice varies from the requirement of Nasdaq Listing Rule 5620(c), which requires an issuer to provide in its bylaws for a generally applicable quorum, and that such quorum may not be less than one-third of the outstanding voting shares. Although we must provide shareholders with an agenda and other relevant documents for the general meeting, Dutch law does not have a regulatory regime for the solicitation of proxies and the solicitation of proxies is not a generally accepted business practice in The Netherlands, thus our practice will vary from the requirement of Nasdaq Listing Rule 5620(b). As permitted by the listing requirements of Nasdaq, we have also opted out of the requirements of Nasdaq Listing Rule 5605(d), which requires, among other things, an issuer to have a compensation committee that consists entirely of independent directors, Nasdaq Listing Rule 5605(e), which requires independent director oversight of director nominations, and Nasdaq Listing Rule 5605(b)(1), which requires an issuer to have a majority of independent directors on its board. In addition, we have opted out of shareholder approval requirements, as included in the Nasdaq Listing Rules, for the issuance of securities in connection with certain events such as the acquisition of shares or assets of another company, the establishment of or amendments to equity-based compensation plans for employees, a change of control of our Company and certain private placements. To this extent, our practice varies from the requirements of Nasdaq Rule 5635, which generally requires an issuer to obtain shareholder approval for the issuance of securities in connection with such events. For an overview of our corporate governance principles, see “Description of Share Capital and Articles of Association.” Accordingly, you may not have the same protections afforded to shareholders of companies that are subject to these stock exchange requirements.

We do not anticipate paying any cash dividends for the foreseeable future.

We currently intend to retain our future earnings, if any, for the foreseeable future, to fund the development and growth of our business. We do not intend to pay any dividends to holders of our ordinary shares. As a result, capital appreciation in the price of our ordinary shares, if any, will be your only source of gain on an investment in our ordinary shares.

Our ability to use our net operating loss carryforwards and other tax attributes may be limited.

Our ability to utilize our net operating losses (“NOLs”) is currently limited, and may be limited further, under Section 8c of the German Corporation Income Tax Act (Körperschaftsteuergesetz) (“KStG”) and Section 10a of the German Trade Tax Act (Gewerbesteuergesetz) (“GewStG”). These limitations apply if a qualified ownership change, as defined by Section 8c KStG, occurs and no exemption is applicable.

Generally, a qualified ownership change occurs if more than 50% of the share capital or the voting rights are directly or indirectly transferred to a shareholder or a group of shareholders within a period of five years. A qualified ownership change may also occur in case of a transaction comparable to a transfer of shares or voting rights or in case of an increase in capital leading to a respective change in the shareholding.

In the case of such a qualified ownership change tax loss carryforwards expire in full. To the extent that the tax loss carryforwards do not exceed the built-in gains (stille Reserven) in the assets and liabilities taxable in Germany, they may be further utilized despite a qualified ownership change. In case of a qualified ownership change within a group, tax loss carryforwards will be preserved if certain conditions are satisfied. In case of a qualified ownership change, tax loss carryforwards will be preserved (in the form of a “fortführungsgebundener Verlustvortrag”) if the business operations have not been changed and will not be changed within the meaning of Section 8d KStG.

According to an appeal filed by the fiscal court of Hamburg dated August 29, 2017, Section 8c, paragraph 1, sentence 1 KStG is not in line with the German constitution. The appeal is still pending. It is unclear when the Federal Constitutional Court will decide this case.

As of December 31, 2021, there are NOLs of Sono Motors GmbH for German corporate tax purposes of €112.0 million and for German trade tax purposes of €111.6 million available. The contribution of 100% of Sono Motor GmbH’s shares into Sono Group B.V. was qualified as an ownership change within the meaning of Section 8c KStG and Section 10a GewStG. The available tax loss carryforwards of Sono Motors GmbH will generally expire in full. However, the NOLs would not be forfeited to the extent that Sono Motors GmbH has built-in gains in its assets that are fully taxable in Germany. The built-in gains are determined by comparing the Fair Market Value of the respective entity with the entity’s tax book equity. A preliminary determination of the built-in gains has shown that all of the tax loss carryforwards would be maintained.

Future changes in share ownership may also trigger an ownership change and, consequently, a Section 8c KStG or a Section 10a GewStG limitation. Any limitation may result in the expiration of a portion or the complete tax operating loss carryforwards before they can be utilized. As a result, if we earn net taxable income, our ability to use our pre-change net operating loss carryforwards to reduce German income tax may be subject to limitations, which could potentially result in increased future cash tax liability to us.

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements within the meaning of Section 27A of the Securities Act, and Section 21E of the Exchange Act that relate to our current expectations and views of future events. These statements relate to events that involve known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors,” which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

In some cases, these forward-looking statements can be identified by words or phrases such as “believe,” “may,” “will,” “expect,” “estimate,” “could,” “should,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar or comparable expressions. These forward-looking statements include all matters that are not historical facts. Forward-looking statements contained in this document include, but are not limited to, statements about:

●	our future business and financial performance, including our revenue, operating expenses and our ability to achieve profitability and maintain our future business and operating results;
●	our strategies, plan, objectives and goals, including, for example, the planned completion of the development of the Sion and the beginning of its serial production as well as intended expansion of our product portfolio or geographic reach;
●	the number of reservations for the Sion and net sales volume potential;
●	the expected start of serial production of the Sion and the key steps to start production including indicative milestones and funding requirements;
●	the expected cost and capital expenditure savings using our strategy;
●	our planned monetization of our technological innovations;
●	our sustainability goals including our plan to offset CO2 from production;
●	our plan to generate revenue from emission certificate pooling under relevant EU regulations on CO2 credits (CO2 pooling);
●	our funding requirements; and
●	our expectations regarding the development of our industry, market size and the competitive environment in which we operate.

These forward-looking statements are subject to known and unknown risks, uncertainties and assumptions, many of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. We caution you that forward-looking statements are not guarantees of future performance and that our actual results of operations, financial condition and liquidity, and the development of the industries in which we operate may differ materially from those made in or suggested by the forward-looking statements contained in this document. In addition, even if our results of operations, financial condition and liquidity, and the development of the industries in which we operate are consistent with the forward-looking statements contained in this document, those results or developments may not be indicative of results or developments in subsequent periods. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Risk Factors,” which include the following:

●	our history of significant losses and expected continuing losses for the foreseeable future, which lead to continued reliance on external financing and raise substantial doubt about our ability to continue as a going concern;
●	the dependence of our success and future growth upon the market’s willingness to adopt solar electric vehicles;
●	developments in vehicle technology that may adversely affect the demand for solar electric vehicles;
●	the competitiveness of the automotive market and the risk to fail to be among the first to serve the mass market with an electric vehicle with solar power capability;

●	high volatility of demand in the automobile industry;
●	our unproven ability to develop vehicles and the risk of failing to finalize development and realize the commercialization of the Sion within the intended timeframe, budget or at all;
●	the initial dependence on a single car model, the Sion;
●	that our customers may cancel their reservations for the Sion without penalty;
●	our intention to deploy technologies and solutions in our vehicles, including our solar module technology, which may not be fully functional or available on our anticipated schedule or at all, and may remain unproven and pose additional risks;
●	our dependence on the adequate protection of our intellectual property;
●	that our patent applications may not lead to the granting of patents or desired protection in time or at all, which may have a material adverse effect on our ability to prevent others from commercially exploiting products similar to ours;
●	obstacles we may face in tapping additional revenue opportunities;
●	a delay in the development and homologation of the Sion;
●	a delay in the commercial production of the Sion;
●	our possible inability to develop manufacturing processes and capabilities within our projected costs and timelines;
●	our unproven and still-evolving ability to manufacture vehicles of sufficient quality and appeal to customers on schedule and at scale and to commercialize our vehicles;
●	our dependence on Valmet Automotive for production of the Sion;
●	our dependence on the development, production, performance and durability of batteries being engineered by a single supplier;
●	our dependence on a single supplier for production of a central component of our solar panels;
●	our intention to outsource logistics management of our operations to 3PL and potentially 4PL services providers;
●	ongoing negotiations of contractual agreements with many of our prospective suppliers and business partners and potential renegotiations of these agreements as we scale our business;
●	the involvement of numerous third parties in our process, which adds significant complexity;
●	our dependence on the acceptance of our brand and any negative publicity relating to any of our business partners and their products or services, which could have a significant negative impact on our business and reputation;
●	the risk that the Sion or any of our future vehicles may fail to perform as expected;
●	our significant use of various communication channels for our public relations activities, including our website and social media;
●	damage to our reputation due to the perception that our advertisements were overly positive or that we do not live up to our promises;
●	noncompliance of our advertisements with all relevant legal requirements in the past or in the future;
●	product recalls that could materially adversely affect our business, prospects, operating results and financial condition;

●	any unauthorized control or manipulation of our vehicles’ systems;
●	risks associated with our growth strategy and international operations, including unfavorable regulatory, political, tax and labor conditions, which could harm our business;
●	our failure to manage our future growth effectively;
●	our inability to attract and retain key employees and hire qualified management, technical and vehicle engineering personnel, which could harm our ability to compete;
●	risks related to health epidemics, including the recent COVID-19 pandemic; and
●	the need to raise additional funds until the start of the production of the Sion and potentially beyond, which may not be available to us on acceptable terms or at all when we need them.

You should read this document carefully with the understanding that our actual future results may be materially different from and worse than what we expect. The forward-looking statements made in this document relate only to events or information as of the date on which the statements are made in this document. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this document, including the uncertainties and factors discussed under “Risk Factors”, and our most recent annual report on Form 20-F and our other reports on Form 6-K filed with the SEC completely and with the understanding that our actual future results or performance may be materially different from what we expect. All forward-looking statements made in this document are qualified by these cautionary statements.

Comparison of results between current and prior periods set forth herein are not intended to express any future trends, or indications of future performance, unless expressed as such, and should only be viewed as historical data.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our historical consolidated financial statements, prepared in accordance with IFRS as issued by IASB and the related notes thereto included in our most recent annual report on Form 20-F and in Exhibit 99.2 of this Form 6-K. This discussion contains forward-looking statements and involves numerous risks and uncertainties, including, but not limited to, those described in the “Risk Factors” section of this document. Actual results could differ materially from those contained in any forward-looking statements.

Overview

We believe we are a pioneer and technological leader in the field of solar-powered electric mobility. We intend to use our technology to create our solar and battery powered vehicle, the Sion. Our proprietary solar technology has, however, many other potential applications. We believe that our solar technology is suitable for different uses, such as buses, trucks, camper vans, trains and even boats, and has the potential to accelerate the transition towards sustainable transportation. We have successfully started to market, and are already generating limited revenues from, our proprietary solar technology.

Our disruptive solar technology allows for full solar integration. In the process of developing the Sion, we soon realized that the available solar technology was not well-suited for mobility applications. Traditional solar technology relies on glass to cover the solar cells. Glass is, however, heavy, relatively inflexible, expensive and dangerous in crash situations. Our polymer technology solves these issues. It is lightweight, allows for flexible surface integration via our patented injection molding process, is affordable due to fast and lean production and avoids the risk of bodily harm caused by broken glass. We have also developed other critical components for the use of solar technology in mobility applications. We have, through our MCU, solved the issue that solar cells will be mounted on different parts of the exterior, which will lead to uneven exposure to sunlight. Our technology allows for the seamless integration of solar cells into the full body of a car, such as the Sion, and the charging of its battery through the power of the sun. However, solar technology has many other potential applications, and its use cases extend far beyond passenger cars, allowing for grid-independent charging and a reduction of running costs or total costs of ownership in transport-related use cases, such as trucks, buses, recreational vehicles and boats. Fleet operators may use our technology to retrofit existing vehicles, to extend the range of BEVs or to comply with emission regulations. The transport and logistics industries in particular are very focused on total cost of ownership, and we believe our solar integration can reduce their running costs significantly. Manufacturers may also use our technology for new production vehicles. We have several patents granted or within the filing-process protecting our proprietary technology.

Our technology will be one of the distinctive features of the Sion. It will have the ability to recharge itself using solar energy panels installed on the exterior that leverage our polymer-based solar technology. We expect that solar power will reduce the number of charging intervals and, depending on the vehicle’s usage profile, may even eliminate the need for battery charging, positioning us to benefit from a significant competitive advantage over conventional electric vehicles. The Sion’s polymer exterior significantly reduces the need for expensive metal-stamping tools and machinery costs, and the integration of solar modules into the bodywork eliminates the need for a costly paint shop, which helps us to accept reservations for the Sion locking in a comparatively low net entry price of currently €25.1 thousand. Consistent with our goal to lower CO2 emissions, each Sion will be outfitted with technology that can connect to our car- and ride-sharing networks through our proprietary hardware and software solutions. We expect that the Sion will be convenient to operate and share and comparatively affordable providing it with the potential to disrupt the market.

To make the Sion affordable for the mass market without compromising security or quality, we do things differently and, we believe, much more efficiently and sustainably than traditional car manufacturers or other pure EV manufacturers. We believe our production and distribution strategies will enable us to reduce production complexity, maintain relatively low overhead costs and significantly reduce our capital expenditures and distribution costs, thereby positioning us to become a price-value leader compared to competitors’ offerings in the relevant car segments. We intend to produce the Sion as a one-variant-only vehicle via a third-party producer and to rely on business-to-consumer direct distribution. All Sions will have the same exterior color and vehicle features, and will rely on existing off-the-shelf component parts from established automotive suppliers, such as Vitesco Technologies Germany GmbH (a former subsidiary of Continental AG), Hella GmbH & Co. KGaA and FinDreams Industry Co., Ltd., resulting in economies of scale through the partial elimination of development costs, reduced purchasing and manufacturing complexity, reduced logistical challenges and inventory costs, and lower risks associated with quality control and testing, all of which should facilitate more rapid growth of our operations. The contract manufacturer Valmet Automotive in Uusikaupunki, Finland will produce the Sion. Our goal is to offset 100% of the CO2 emissions generated by the production of the Sion and our future vehicle models, with a view to achieving full CO2 neutrality during the production cycle.

Rather than relying on dealerships to sell the Sion, we intend to rely on what we consider to be an innovative and effective way to sell directly to customers through our online platform. Customers can view the Sion, book a test drive and engage and place orders directly with us. As of September 1, 2022, we had more than 20,000 reservations, more than 3,500 of which were made in 2022, with advance payments resulting in total net cash inflows of approximately €43 million from our customers. These reservations correspond to a net sales volume of approximately €435 million assuming all reservations actually result in sales. However, our customers may cancel their reservations without penalty according to our general terms and conditions, if no binding purchase agreement has been concluded by an agreed deadline, which varies. Some reservations are already cancelable as of the date of this document. If we are able to commence commercial production of the Sion in the first quarter of 2024 as currently planned, we intend to begin fulfilling customer reservations in the first quarter of 2024, with pre-series production planned for 2023. See also “Risk Factors — Risks Related to Our Business and Operations — Any delay in commercial production of the Sion could adversely affect us.”

We are already generating limited revenues from our proprietary solar technology, having shipped prototypes and solar retrofits to customers. We are also building up a customer base by signing non-binding letters of intent and purchase orders. With respect to the Sion, we are still in the pre-production phase and presented the first vehicles from the third prototype generation, the Sion SVVs, in July 2022. We are currently working on assembling and testing numerous SVVs and bodies-in-white with the support of our partners thyssenkrupp Automotive Body Solutions and Bertrandt, which are located close to Sono Motors’ headquarters in Munich.

Our available cash and cash equivalents will not be sufficient to secure our substantial funding needs through the planned start of production of the Sion. According to our current estimates, we expect to need additional funding of at least €240 million until the start of production of the Sion, which we currently envisage for the first quarter of 2024. In order to meet the targeted date for the start of commercial production of the Sion, we will need to raise substantial additional funds in the short term. We continue to actively consider various financing options, including registered offerings of newly issued shares and other equity securities.

For the six months ended June 30, 2022, we had a loss for the period of €61.0 million, compared to a loss for the period for the six months ended June 30, 2021 of €24.4 million. For the year ended December 31, 2021, we had a loss for the period of €63.9 million, compared to a loss for the period for the year ended December 31, 2020 of €56.0 million. We have incurred net losses since our inception in March 2016, resulting in an accumulated deficit of €208.1 million as of June 30, 2022 compared to €147.1 million as of December 31, 2021. We believe that we will continue to incur losses and depend on external financing for the foreseeable future at least until we commence material deliveries of the Sion and the time when we significantly scale our operations, including the monetization of our solar technology.

Our Business Model

We expect to generate revenue mainly from sales of the Sion, monetization of our solar technology and initially also from emission certificate pooling. We also expect to generate, to a lesser degree, revenue from our car- and ride-sharing application.

●	Sales of the Sion and Future Vehicle Models: We plan to position the Sion as an affordable, solar-electric vehicle for the mass market. As of September 1, 2022, we had more than 20,000 reservations, more than 3,500 of which were made in 2022, with advance payments resulting in total net cash inflows of approximately €43 million from our customers. These reservations correspond to a net sales volume of approximately €435 million, assuming that all reservations actually result in sales. In the longer term, we plan to introduce additional solar electric vehicle models.
●	Monetization of our Solar Technology: The potential scope of application of our solar technology goes significantly beyond the Sion. We believe that our solar technology has the potential to be used in existing markets, for example for trucks and trailers, trains, ships and buildings. We have already received purchase orders or entered into several non-binding letters of intent for partnerships, including with manufacturers of trailers, autonomous electric shuttles, trains, trucks, buses and boats that may use our technology in their own products. We may also produce and sell certain selected solar components, license our patents to third parties or seek to generate service revenue from providing engineering services to third parties. We believe that our patents position us to shift our solar technology revenue model from sales to licensing in the long term. We have shipped prototypes or solar retrofits to customers, generating revenue of approximately €11 thousand in the fourth quarter of 2021 and €39 thousand in the first half of 2022.
●	Emission Certificate Pooling: Many developed countries have environmental regulations and incentives that seek to reduce CO2 emissions. For example, under EU regulation, any automotive manufacturer who fails to reduce the average emissions of its fleet sold in the EU to a specific CO2 emission per kilometer is subject to penalty payments. A manufacturer can avoid, or reduce, penalty payments, if it pools its emissions with those of manufacturers that exceed emission targets, such as manufacturers of zero or low emission vehicles. The economic benefit is shared between the pooling participations, providing us with an additional source of revenue by selling our CO2 certificates to pooling partners. We believe that our ability to participate in these pooling arrangements will comprise a meaningful percentage of our future revenue stream during the first production cycle that we can generate at a relatively low cost.

●	Car-sharing and Ride-pooling Application: We have developed a car-sharing and ride-pooling application, which will be installed ex works in every Sion that is purchased by our customers. The application can also be added to any third-party vehicle at minimal cost to the owner. The application includes algorithmic technology that can match ride-seekers with drivers, and that can match drivers seeking temporary use of a car with owners seeking to rent out their vehicles. Matches are formed through a network of riders and car owners who have to be registered to use our services. We will receive commissions on each transaction booked through our application. In 2021, we generated incremental revenue from this platform of €5 thousand. In the six months ended June 30, 2022, we generated incremental revenue of €3 thousand from this platform. We anticipate that Sion owners will make up our initial market and that over time the network will grow to include owners of other vehicles as well.

We currently intend to focus on benefiting from economies of scale, controlling expenses and reducing significant capital expenditure to position us to become the price/value leader in our market. This approach is illustrated by our current strategy:

●	One-Variant-Only: The Sion is a one-variant-only model, resulting in economies of scale, less complexity, lower logistics and inventory costs and lower quality and testing risk.
●	No Sono Motors-Owned Factory: We do not currently intend to own a factory, as the Sion will be produced in Uusikaupunki, Finland by the contract manufacturer Valmet Automotive.
●	Asset-Light Manufacturing: The Sion’s polymer body eliminates the need for expensive steel stamping tools and the integration of solar modules into the bodywork eliminates the need for a costly paint shop.
●	Use of Off-the-shelf Components: Certain standard automotive parts will be sourced as off-the-shelf components from established automotive suppliers, allowing us to save development costs and position ourselves to benefit from economies of scale.
●	Online Direct Sales: We believe that online direct sales will allow us to reduce distribution costs by approximately 15%, as we do not have to pay dealer margins.

Factors Affecting Our Financial Condition and Results of Operation

We believe that our performance and future success depend on several factors that present significant opportunities for us but also pose risks and challenges, including those set forth in the section entitled “Risk Factors.”

Start of Serial Production of the Sion

We currently do not generate any material revenue from our operations and do not expect to generate material revenue until we start production and delivery of the Sion. We believe that being one of the first manufacturers of solar electric vehicles will enable us to immediately capture a share of the market. While the Sion is not yet commercially available, we have received significant reservations and advance payments from customers for the Sion. Our customers may cancel a reservation without penalty according to our general terms and conditions, if no binding purchase agreement has been concluded by an agreed deadline. The relevant deadline agreed on with the customers reflected the start of serial production envisaged by us at the time the relevant reservations were made. The timing of such permitted cancellations varies, as we have amended our general terms and conditions extending the relevant cancellation deadline to reflect delays of the intended commencement of serial production of our vehicles. We have also asked some of our customers to agree to amendments of our terms and conditions that extended the date at which customers may cancel a reservation. However, not all customers who previously placed a reservation have yet accepted such amended terms and conditions. As of August 31, 2022, 25% of our advance payments were cancelable. An additional 54% will be cancelable on January 1, 2023, an additional 15% on August 1, 2023 and an additional 6% on January 1, 2024.

While we finalize development and prepare the launch of production of the Sion, we offered selected customers who made an advance payment for the Sion to convert this advance payment into a lease contract for a Renault Zoe in 2020. This offer allowed consumers to already drive an electric car and positioned us to avoid cancellations and generate income from commissions we receive for every lease agreement entered into. We renewed this offer in 2021 under slightly modified conditions and, in addition, provided Sion reservation holders with our option to lease a vehicle at discounted conditions from a start-up car rental company, that claims to focus on sustainability. Through December 31, 2021, we issued vouchers for €0.4 million, of which €0.3 million were used prior to the end of the program. We may continue to provide similar offers in the future to bridge the period until we make deliveries to our customers.

Monetization of Our Solar Technology

As of September 30, 2022, we have 4 patents granted and 26 patents or patent/utility model applications filed. Our patent applications mainly relate to our solar technology. We also plan to license our technologies to third parties. We have already received purchase orders or entered into several non-binding letters of intent for partnerships, including with manufacturers of trailers, autonomous electric shuttles, trains, trucks, buses and boats that may use our technology in their own products. We may also consider the development, general contracting and sale of certain selected solar components to third parties. These activities allow us to start generating limited revenue before we start selling the Sion and could potentially position us to be less dependent on sales of the Sion.

Ability to Control Cost of Sales

When we start selling the Sion, our profitability will depend on our ability to organize the manufacturing of the Sion in an efficient manner. As part of the manufacturing process, we will purchase a wide variety of components, raw materials, and other supplies. Due to our solar technology, we are able to significantly reduce the battery costs and expenses for painting the body of the Sion. We expect that our cost of sales will be affected primarily by our production volume. Our cost of sales will also be affected, to a lesser extent, by fluctuations in certain raw material prices. As our business grows in scale, we expect to have higher bargaining power and hence more favorable terms from suppliers, including pricing and payment terms.

Execution of Effective Marketing

Our ability to execute effective marketing will affect the growth of our reservations. Demand for the Sion will directly affect our sales volume, which will in turn contribute to our revenue growth and our ability to achieve profitability. Vehicle reservations may depend, in part, on whether prospective customers find our vehicles more affordable and convenient than other environmentally friendly vehicles, which in turn depends on prospective customers’ perception of our brand and the advantages of our solar technology. We guide our marketing expenditure by analyzing the effectiveness of marketing channels based on our needs at various stages of sales and brand awareness. Effective marketing can help amplify our efforts in efficiently increasing vehicle reservations.

Development Expenses

We will continue to incur significant expenses related to the development of the Sion as well as refinement of our technology. We expect that our research and development expenses will constitute the most substantial part of our expenses in future periods. We will only incur development expenses to the extent we believe that we are able to secure necessary financing. Based on our business plan, we will depend on significant additional financing for additional development activities, start of serial production and obtaining street certification. Elevated inflation levels, should they persist, may lead to an increase in our development costs and financing needs.

Capital Expenditure

We operate on an asset-light basis, which means that our capital expenditure is very limited. The Sion will be produced by a contract manufacturer, the Sion’s polymer body eliminates the need for expensive steel stamping tools and certain standard automotive parts will be sourced as off-the-shelf components. Accordingly, we expect our investments outside of research and development and ongoing general and administrative expenses to be of a limited nature. Between 2021 and the planned start of production of the Sion in the first quarter of 2024, we expect significant capital expenditure to be borne by us for hard and soft tooling. Pursuant to our term sheet with Valmet Automotive, we committed to make investments in the amount of approximately €28 million until June 2022 to cover costs and investments made by Valmet Automotive. Between July 2022 and start of production, the term sheet provides for additional investments of €86 million.

Unused Tax Loss

We have substantial carried-forward tax losses resulting from our negative taxable income in 2021, 2020 and prior fiscal years. Given that our estimated taxable income for the foreseeable future may not be sufficient to recover these carried-forward losses we have not recognized deferred tax assets on the balance sheet as of December 31, 2019, December 31, 2020 or December 31, 2021. Our unused tax losses as of December 31, 2021, for which no tax asset has been recognized were €112.0 million (corporate income tax) and €111.6 million (trade tax). Assuming a total tax rate of 32.98%, our unused corporate income and trade tax losses correspond to a potential undiscounted tax benefit of €36.9 million. Only up to 60% of our annual taxable income, to the extent such taxable income exceeds €1 million, may be offset against tax loss carry forwards. The remaining 40% of the taxable income is subject to corporate income and trade tax under the so-called minimum taxation rules. Annual taxable income for corporate income tax and trade tax purposes of up to €1 million could fully be offset against tax loss carry-forwards.

Conversion Stock Option Program (CSOP)

In the first half of 2018, we set up two similar employee participation programs for our staff members and selected managers of the company based on virtual shares. In December 2020, we offered all participants of the aforementioned employee participation programs as well as six additional members of our staff to exchange their virtual shares for actual stock options under a newly set up employee participation program, our conversion stock option program (the “CSOP”), which is equity settled. As of December 31, 2021, 88 employees, including all those participating in the original employee participation program but one, have joined the CSOP. We recorded expenses in the amount of €32.2 million in 2020 and €1.9 million in 2021 for the implementation of the CSOP.

COVID-19

COVID-19 is still one of the globally dominant topics. In 2021, successful vaccination campaigns led to the lowering of state and private measures. In line with the economic recovery associated with these reliefs, the automotive industry in Germany expects a slight increase in the number of vehicles sold in 2021 as compared to the prior year, but expectations are still below the pre-COVID-19 level. With regard to us, in the first half of 2021, COVID-19 had a slightly negative impact on advance payments received from customers. The impact of COVID-19 on the current situation continues to improve compared to 2020 but we are still negatively impacted compared to the pre-COVID-19 state.

Russo-Ukrainian War

In February 2022, the government of Russia invaded Ukraine across a broad front. In response to this aggression, governments around the world have imposed severe sanctions against Russia. These sanctions disrupted the manufacturing, delivery and overall supply chain of vehicle manufacturers and suppliers. We cannot yet foresee the full extent of the sanction’s impact on our business and operations and such impact will depend on future developments of the war, which is highly uncertain and unpredictable. The war has also negatively impacted suppliers located in the Ukraine, which negatively affected the availability of car components. The war could have a material impact on our results of operations, liquidity, and capital management. We will continue to monitor the situation and the effect of this development on our liquidity and capital management.

Components of Our Results of Operations

Revenues

We recognize revenues primarily from the integration of our patented solar technology across other transportation platforms and from the Sono app, which provides an in-app booking and payment system and optional additional insurance. We expect to recognize revenues from the sale of the Sion after the planned start of production in the first quarter of 2024.

Cost of Sales

In 2021 and the six months ended June 30, 2022, we recorded a marginal amount of cost of sales relating to monetization of our solar technology and launch of the Sono app. In 2019 and 2020, we did not incur any cost of sales as we only started monetizing our solar technology in the second half of 2021 and as the Sion’s production is currently only planned to start in the first quarter of 2024.

Operating Expenses

Our operating expenses consist of research and development expenses and selling, general and administrative expenses.

Cost of Research and Development

There were no research expenses included in the profit and loss of the Company in 2019, 2020 and 2021 and the six months ended June 30, 2022, as we did not perform research. Our development expenses consist of (i) personnel expenses for our development staff, including salaries and bonuses and the relevant share of expenses relating to the CSOP, (ii) development cost for prototypes, our car-sharing and ride-pooling application and solar integration, (iii) professional services and (iv) other expenses. Development costs are expensed as incurred. As the recognition criteria for the capitalization of development cost have not been met, all development expenses were recognized in profit or loss as incurred in 2020 and 2021.

Selling and Distribution Expenses

Our selling and distribution expenses consist of (i) employee compensation for employees responsible for marketing activities, such as roadshows, test rides and social media, including salaries and bonuses and the relevant share of expenses relating to the CSOP, (ii) marketing and promotional expenses, (iii) expenses for professional services and (iv) other expenses.

General and Administrative Expenses

Our general and administrative expenses consist of (i) personnel expenses for employees responsible for areas such as finance, human resources, business development, administration, including salaries and bonuses and the relevant share of expenses relating to the CSOP, (ii) expenses for professional services, such as accounting, tax, legal and other external services, (iii) expenses without sufficient supporting documentation, including underlying invoices, and (iv) other expenses.

Other Operating Income/Expenses

Our other operating income primarily consists of agency fees, donations, statutory reimbursements for personnel expenses and government grants and in 2021 miscellaneous other operating income.

Our other operating expenses primarily relate to foreign exchange losses resulting from the conversion of a portion of the IPO proceeds from USD to EUR in 2021 and solely included expenses that related to project terminations with a supplier in 2020.

Interest and Similar Income

Interest and similar income relates to interest income from VAT taxes.

Interest and Similar Expenses

Interest and similar expenses largely consist of interest expenses related to the compounding effect for advance payments received from customers and financial liabilities.

Operating Results

The following table shows information taken from our consolidated statement of income (loss) and statements of comprehensive income (loss) for the years ended December 31, 2021, 2020 and 2019 and for the six months ended June 30, 2022 and June 30, 2021:

	For the year ended			For the six months ended
	December 31,			June 30,
	2021	2020	2019	2022	2021

	(in € millions)			(in € millions)
Revenue	0.0	—	—	0.0	—
Cost of sales	(0.0)	—	—	(0.1)	—
Gross loss	(0.0)	—	—	(0.1)	—
Cost of research and development	(40.6)	(30.5)	(4.9)	(53.1)	(12.8)
Selling and distribution expenses	(3.2)	(9.1)	(2.1)	(1.0)	(1.6)
General and administrative expenses	(15.1)	(14.4)	(2.4)	(7.6)	(7.7)
Other operating income/expenses	(0.2)	(0.0)	0.2	1.8	0.4
Impairment losses on financial assets	(0.0)	(0.0)	—	0.0	(0.0)
Operating loss	(59.2)	(54.0)	(9.3)	(60.1)	(21.8)
Interest and similar income	—	0.0	—	—	—
Interest and similar expense	(4.8)	(2.0)	(0.7)	(0.9)	(2.6)
Loss before tax	(63.9)	(56.0)	(10.0)	(61.0)	(24.4)
Taxes on income	—	—	—	—	0.0
Deferred taxes on expense	0.0	—	—	—	(0.0)
Loss for the period	(64.0)	(56.0)	(10.0)	(61.0)	(24.4)
Other comprehensive income (loss) that will not be reclassified to profit or loss	0.0	(0.0)	—	—	(0.1)
Total comprehensive loss for the period	(63.9)	(56.1)	(10.0)	(61.0)	(24.5)

Revenue

Comparison of the Six Month Periods ended June 30, 2021 and 2022

In the six months ended June 30, 2022, we generated revenue of €42 thousand from the monetization of our solar technology and the Sono app, which provides an in-app booking and payment system as well as the option to obtain additional insurance. We had no revenue in the six months ended June 30, 2021.

Comparison of the Years ended December 31, 2020 and 2021

In 2021, we generated marginal revenue of €16 thousand from the monetization of our solar technology and the launch of the Sono app.

Comparison of the Years ended December 31, 2019 and 2020

In 2019 and 2020, we did not generate any revenue from our operations.

Cost of Sales

Comparison of the Six Month Periods ended June 30, 2021 and 2022

In the six months ended June 30, 2022, we recorded cost of sales of €142 thousand related to the monetization of our solar technology and our Sono app. Cost of sales included a change in provisions for onerous contracts and impairment of work in progress for loss making contracts. We had no cost of sales in the six months ended June 30, 2021.

Comparison of the Years ended December 31, 2020 and 2021

In 2021, we recorded a marginal amount of cost of sales of €58 thousand, relating to the monetization of our solar technology and the launch of our Sono app.

Comparison of the Years ended December 31, 2019 and 2020

We recorded no cost of sales in 2019 and 2020.

Gross Loss

Comparison of the Six Month Periods ended June 30, 2021 and 2022

In the six months ended June 30, 2022, we incurred a gross loss of €100 thousand relating to the monetization of our solar technology and the launch of our Sono app. As most of our revenues are currently generated from prototype projects, our gross loss reflects our planned and expected cost of sales in proportion to revenues at this stage of development as we prepare for market entry.

Comparison of the Years ended December 31, 2020 and 2021

In 2021, we incurred a gross loss of €0.0 million relating to the monetization of our solar technology and the launch of our Sono app. As most of our revenues are currently generated from prototype projects, our gross loss reflects our planned and expected higher cost of sales in proportion to revenues at this stage of development as we prepare for market entry.

Comparison of the Years ended December 31, 2019 and 2020

In 2019 and 2020, we did not generate gross profit.

Cost of Research and Development

Comparison of the Six Month Periods ended June 30, 2021 and 2022

Cost of research and development increased from €12.8 million in the six months ended June 30, 2021 to €53.1 million in the six months ended June 30, 2022, primarily due to investments in the latest prototype generation, our SVV, and an increase in development personnel.

Comparison of the Years ended December 31, 2020 and 2021

Cost of research and development increased from €30.5 million in 2020 to €40.6 million in 2021, primarily due to an expansion in efforts on the development of the new prototype generation, leading to development costs for prototypes, including other development costs, of €27.6 million in 2021 compared to €8.2 million in 2020. In parallel, personnel expenses decreased significantly from €21.7 million in 2020 to €11.3 million in 2021, as 2020 expenses included €17.7 million costs related to the CSOP compared to €1.1 million in 2021.

Comparison of the Years ended December 31, 2019 and 2020

Cost of research and development increased from €4.9 million in 2019 to €30.5 million in 2020, primarily due to an increase in personnel expenses for our development staff resulting from the implementation of our CSOP in 2020, which accounted for expenses of €17.7 million. In addition, development costs for prototypes and other development costs increased from €2.1 million in 2019 to €8.2 million in 2020 resulting from the development of our new prototypes. In 2019 and 2020, there were no research expenses, as we do not perform research. As the recognition criteria for the capitalization of development cost have not been met, all development expenses were recognized in profit or loss as incurred in 2019 and 2020.

Selling and Distribution Expenses

Comparison of the Six Month Periods ended June 30, 2021 and 2022

Selling and distribution expenses decreased from €1.6 million in the six months ended June 30, 2021 to €1.0 million in the six months ended June 30, 2022 due to a decrease in expenses for external services.

Comparison of the Years ended December 31, 2020 and 2021

Selling and distribution expenses decreased from €9.1 million in 2020 to €3.2 million in 2021, primarily due to a decrease in expenses related to the CSOP from €6.9 million in 2020 to nil in 2021.

Comparison of the Years ended December 31, 2019 and 2020

Selling and distribution expenses increased from €2.1 million in 2019 to €9.1 million in 2020, primarily due to an increase in personnel expenses for our employees responsible for marketing activities resulting from the implementation of our CSOP, which accounted for expenses of €6.9 million in 2020. Additionally, selling and distribution expenses mainly consisted of personnel expenses for employees responsible for marketing activities such as roadshows, test rides and social media.

General and Administrative Expenses

Comparison of the Six Month Periods ended June 30, 2021 and 2022

General and administrative expenses decreased slightly from €7.7 million in the six months ended June 30, 2021 to €7.6 million in the six months ended June 30, 2022. While expenses for professional services and personnel remained at levels similar to the same period in 2021, we experienced impairment expenses of €1.9 million in the six months ended June 30, 2021, while we had no such impairment expense in the six months ended June 30, 2022. Other general and administrative expenses increased from €0.5 million to €2.1 million, mainly due to expenses for insurance and software.

Comparison of the Years ended December 31, 2020 and 2021

General and administrative expenses increased from €14.4 million in 2020 to €15.1 million in 2021, primarily due to higher expenses for professional services, which increased from €4.8 million in 2020 to €7.0 million in 2021. The increase of expenses for professional services mainly concerned services related to the initial preparation and audit of our IFRS financial statements. Personnel expenses decreased from €9.1 million in 2020 to €4.6 million in 2021, primarily due to a decrease in expenses related to the CSOP from €7.5 million in 2020 to €0.8 million in 2021. In 2021, an impairment loss of €2.0 million for assets related to the tooling of batteries intended for the development of prototypes was recognized under general and administrative expenses.

Comparison of the Years ended December 31, 2019 and 2020

General and administrative expenses increased from €2.4 million in 2019 to €14.4 million in 2020, primarily due to an increase in personnel expenses for employees responsible for areas such as finance, human resources, business development and administration resulting from the implementation of our CSOP, which accounted for expenses of €7.5 million in 2020. In addition, expenses for professional services increased from €0.7 million in 2019 to €4.8 million in 2020 resulting from accounting, tax and legal services as well as other external services related to the initial preparation and audit of financial statements.

Other Operating Income/Expenses

Comparison of the Six Month Periods ended June 30, 2021 and 2022

Other operating income/expenses increased from income of €0.4 million in the six months ended June 30, 2021 to income of €1.8 million in the six months ended June 30, 2022. This increase was mainly due to the currency valuation of cash and cash equivalents, which contributed income of €1.6 million to other operating income/expenses in the six months ended June 30, 2022, while there was no comparable income in the six months ended June 30, 2021.

Comparison of the Years ended December 31, 2020 and 2021

In 2021, other operating income decreased slightly from €0.3 million in 2020 to €0.2 million resulting from decreased income from the Renault Zoe conversion, partially offset by miscellaneous other operating income.

Other operating expenses increased from €0.3 million in 2020 to €0.5 million in 2021. Other operating expenses in 2021 mainly relate to foreign exchange losses resulting from the conversion of a portion of the IPO proceeds from USD to EUR, while in 2020, other operating expenses related solely to expenses arising from a project termination with a supplier.

Comparison of the Years ended December 31, 2019 and 2020

Other operating income increased from €0.2 million in 2019 to €0.3 million in 2020. In 2020, other operating income mainly included agency fees from a conversion offer, which allowed selected customers who made advance payments to enter into a lease agreement with Renault for a Renault ZOE and to use their advance payments to partly offset their lease payments, donations, statutory reimbursements for personnel expenses and government grants. This conversion offer ended in 2020.

Other operating expenses amounted to €0.3 million in 2020 and solely included expenses relating to a project termination with a supplier.

Operating Loss, Loss for the Period

Comparison of the Six Month Periods ended June 30, 2021 and 2022

Operating loss increased from €21.8 million in the six months ended June 30, 2021 to €60.1 million in the six months ended June 30, 2022, primarily due to an increase in cost of research and development. Including the impact of interest and similar income, interest and similar expense and taxes on income, loss for the period increased from €24.4 million in the six months ended June 30, 2021 to €61.0 million in the six months ended June 30, 2022.

Comparison of the Years ended December 31, 2020 and 2021

Operating loss increased from €54.0 million in 2020 to €59.2 million in 2021, primarily due to an increase in cost of research and development and general and administrative expenses. Including the impact of interest and similar income, of interest and similar expenses and tax on income, loss for the period increased from €56.0 million in 2020 to €64.0 million in 2021.

Comparison of the Years ended December 31, 2019 and 2020

Operating loss increased from a loss of €9.3 million in 2019 to a loss of €54.0 million in 2020 primarily due to an increase in personnel expenses resulting from the implementation of our CSOP, the development of our new prototypes and professional services primarily relating to the preparation and audit of our consolidated financial statements and other professional services relating to the issue of our pre-IPO mandatory convertible bonds and our IPO. Subtracting other interest and similar income and subtracting interest and other expenses and tax on income, loss for the period increased from a loss of €10.0 million in 2019 to a loss of €56.0 million in 2020.

Liquidity and Capital Resources

As of December 1, 2022, cash and cash equivalents were at €29.0 million compared to €89.8 million as of June 30, 2022 and €132.9 million as of December 31, 2021. Cash and cash equivalents consist primarily of cash in bank accounts.

We are in the process of developing a solar electric vehicle, the Sion. We currently do not generate any material revenue from our operations. We incur, however, significant expenses related to the development of the Sion, refinement of our technology, marketing activities and general and administrative functions. In order to cover these expenses and prepare for production of the Sion, we rely on external financing and expect to continue to rely on external financing. We have been and are actively considering various financing options, including registered offerings of newly issued shares and other equity securities. We have mainly raised capital in the form of equity or debt capital. We have also raised capital through advance payments on reservations for the Sion, some of which we received from customers through PayPal. We were not able to access all of these advance payments received through PayPal within the financial year 2021 due to PayPal’s relevant terms and conditions. Therefore, the PayPal reserve was classified as other current financial assets as of December 31, 2021. In February 2022 the reserve amounting to €5.9 million was released and transferred to the current bank account of Sono Group N.V. Customers may cancel their reservations for the Sion, in which case we will have to refund the advance payment. In 2021, net financing from advance payments from customers was €4.3 million. We have also raised funds through the placement of pre-IPO mandatory convertible bonds in November 2020 as well as through our IPO in November 2021, our follow on offering in May 2022 and the committed equity financing entered into in June 2022. Finally, we have received limited grants from government agencies and similar bodies like the EU for participation in specific research and development projects. Our ability to raise external financing has been, and will continue to be, highly dependent on further progress in the development of the Sion and successful communication to potential external investors.

Our forecast cash required to fund investments and operations, excluding future financing plans and counter measures to be taken by management, indicates that we currently do not have sufficient funds to fund our operations as currently planned through the twelve-month period from the date of this document. Our ability to continue as a going concern is largely dependent on our ability to raise additional funds through debt or equity transactions, additional advance payments, or other means, and ultimately, to achieve serial production of the Sion. According to our current estimates, we currently expect to need additional funds of at least €240 million until the start of the production of the Sion, which we currently envisage to begin in the first quarter of 2024. In order to meet the targeted date for the start of production, we will need to raise substantial additional funds in the short term. We face challenges in raising such an amount of funding in this timeframe or at all, including due to the challenging capital markets and economic environment, and therefore it is uncertain if sufficient financing can be obtained to continue as a going concern and further to achieve serial production of the Sion. If we are unsuccessful in raising sufficient capital, we will be forced to undertake substantial cost-cutting measures in order to maintain minimum liquidity and may have to stop the development of the Sion. Risks and uncertainties related to the supply chain, negative cost development, technical challenges, such as obtaining road certification or required changes in construction, the ongoing corona pandemic — especially in China — and the war in Ukraine may further negatively affect our business, ability to reach serial production of the car, liquidity and financial position going forward.

Additional financing will be necessary to undertake additional development activities for the car and solar technology to begin serial production and pay overhead costs.

See also Note 4.13.1 to the audited consolidated financial statements as of and for the year ended December 31, 2021 included in our most recent annual report on Form 20-F filed with the SEC and Note 4.1 to the interim condensed consolidated financial statements as of and for the six months ended June 30, 2022 included as Exhibit 99.2 in this Form 6-K.

Consolidated Statements of Cash Flows

The following table shows selected information taken from our consolidated cash flow statements for the years ended December 31, 2021, 2020 and 2019 and for the six months ended June 30, 2022 and June 30, 2021:

	For the year ended			For the six months ended
	December 31,			June 30,
	2021	2020	2019	2022	2021

	(in € millions)			(in € millions)
Net cash used in operating activities	(47.1)	(1.2)	(8.8)	(59.0)	(17.3)
Net cash used in investing activities	(1.7)	(0)	(1.1)	(24.0)	(0.9)
Net cash from (used in) financing activities	138.6	44.1	8.8	38.3	1.2
Net (decrease) increase in cash and cash equivalents	89.8	42.9	(1.1)	(44.7)	(17.1)
Cash and cash equivalents at the beginning of the period	43.3	0.4	1.5	132.9	43.3
Cash and cash equivalents at end of the period	132.9	43.3	0.4	89.8	26.1

Net cash used in operating activities

Comparison of the Six Month Periods ended June 30, 2021 and 2022

Net cash used in operating activities changed from a cash outflow of €17.3 million in the six months ended June 30, 2021 to a cash outflow of €59.0 million in the six months ended June 30, 2022. This change was mainly due to an overall increase in cash effective operating costs, especially for development costs of prototypes and other development costs.

Comparison of the Years ended December 31, 2020 and 2021

Net cash used in operating activities changed from a cash outflow of €1.2 million in 2020 to a cash outflow of €47.1 million in 2021. This change was mainly due to an overall increase in operating costs, especially for development costs of prototypes, other development costs, professional services, and lower advance payments received from customers due to the conclusion of crowdfunding campaign in 2020 and an increase in the cash effective loss for the period.

Comparison of the Years ended December 31, 2019 and 2020

Net cash used in operating activities increased from a cash outflow of €8.8 million in 2019 to a cash outflow of €1.2 million in 2020. An increase in our operating loss of €10.0 million in 2019 to €56.0 million in 2020 adjusted for non-cash items (primarily relating to expenses for our CSOP) as well as a cash outflow relating to an increase in other assets was offset by a cash inflow of €26.4 million relating to an increase of reservations with advance payments from our customers.

Net cash used in investing activities

Comparison of the Six Month Periods ended June 30, 2021 and 2022

Net cash used in investing activities increased from a cash outflow of €0.9 million in the six months ended June 30, 2021 to a cash outflow of €24.0 million in the six months ended June 30, 2022, mainly due to advance payments made for tools to be used for the future production of the Sion.

Comparison of the Years ended December 31, 2020 and 2021

Net cash used in investing activities changed from a cash outflow of €0.0 million in 2020 to a cash outflow of €1.7 million in 2021, primarily due to additional purchases of property, plant and equipment.

Comparison of the Years ended December 31, 2019 and 2020

Net cash used in investing activities increased from a cash outflow of €1.1 million in 2019 to a cash outflow of €0.0 million in 2020, primarily due to a decrease of cash outflows relating to purchase of property, plant and equipment.

Net cash from financing activities

Comparison of the Six Month Periods ended June 30, 2021 and 2022

Net cash from financing activities increased from a cash inflow of €1.2 million in the six months ended June 30, 2021 to a cash inflow of €38.3 million in the six months ended June 30, 2022. This increase was mainly the result of the net proceeds from the placement of newly issued shares in our follow-on offering in May 2022.

Comparison of the Years ended December 31, 2020 and 2021

Net cash from financing activities increased from a cash inflow of €44.1 million in 2020, which mainly included proceeds from the issue of shares to private investors and from borrowings in connection with our last funding round before the IPO, to a cash inflow of €138.6 million in 2021, which mainly included proceeds from our IPO.

Comparison of the Years ended December 31, 2019 and 2020

Net cash from financing activities increased from a cash inflow of €8.8 million in 2019 to a cash inflow of €44.1 million in 2020, primarily due to an increase of proceeds from the issue of shares to private investors and from borrowings in connection with our last funding round before the IPO.

Financial Liabilities

The table below summarizes the maturity profile of our financial liabilities based on contractual undiscounted payments as of December 31, 2021:

	Carrying	Less than	1–5	More than
	amount	1 year	years	5 years

	(in € millions)
Trade and other payables	7.6	7.6	—	—
Loans and participation rights	3.7	0.0	3.7	—
Lease liabilities	3.0	0.5	2	1
Total	14.4	8.3	6.1	1

Trend Information

Other than as disclosed elsewhere in this document, we are not aware of any trends, uncertainties, demands, commitments or events since June 30, 2022 that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

Critical Accounting Estimates

Our consolidated financial statements are prepared in accordance with IFRS, as issued by the IASB. In preparing our consolidated financial statements, we make assumptions, judgments and estimates that can have a significant impact on amounts reported in our consolidated financial statements. We base our assumptions, judgments and estimates on historical experience and various other factors that we believe to be reasonable under the circumstances. Actual results could differ materially from these estimates under different assumptions or conditions. We regularly re-evaluate our assumptions, judgments and estimates. Our critical accounting estimates and judgments are described in Note 4.1 to our interim condensed consolidated financial statements included as Exhibit 99.2 to this Form 6-K.

BUSINESS

Our Mission: Solar on Every Vehicle

We envision a world that no longer relies on the burning of fossil fuels. Our business was founded on a shared passion for finding a solution to climate-friendly, innovative and yet affordable mobility. The goal was to develop a solar-powered, family-sized car for the mass market. To realize this goal, our founders assembled an experienced team of engineers, designers, technicians, and industry experts who spent years developing solar technology suited for mobility applications. We developed and tested several prototypes to advance and refine our technology and enlisted driver feedback to create a design that would be simultaneously functional, convenient to operate, environmentally sustainable, and affordable.

From this process the Sion and our proprietary solar technology were born. The Sion is a solar electric vehicle, designed with a view to be accessible to everyday consumers and to be shared. Our technology allows us to integrate solar panels into the Sion’s bodywork to capture energy from the sun and store it in the Sion’s on-board battery. We believe the Sion unlocks the potential of solar energy in a car and advances our goal of providing a net-zero-emission vehicle solution for the mass market. We seek to license and sell our proprietary solar technology in order to accelerate the transition towards sustainable transport.

Overview

We believe we are a pioneer and technological leader in the field of solar-powered electric mobility. We intend to use our technology to create our solar and battery powered vehicle, the Sion. Our proprietary solar technology has, however, many other potential applications. We believe that our solar technology is suitable for different uses, such as buses, trucks, camper vans, trains and even boats, and has the potential to accelerate the transition towards sustainable transportation. We have successfully started to market, and are already generating limited revenues from, our proprietary solar technology.

Our disruptive solar technology allows for full solar integration. In the process of developing the Sion, we soon realized that the available solar technology was not well-suited for mobility applications. Traditional solar technology relies on glass to cover the solar cells. Glass is, however, heavy, relatively inflexible, expensive and dangerous in crash situations. Our polymer technology solves these issues. It is lightweight, allows for flexible surface integration via our patented injection molding process, is affordable due to fast and lean production and avoids the risk of bodily harm caused by broken glass. We have also developed other critical components for the use of solar technology in mobility applications. We have, through our MCU, solved the issue that solar cells will be mounted on different parts of the exterior, which will lead to uneven exposure to sunlight. Our technology allows for the seamless integration of solar cells into the full body of a car, such as the Sion, and the charging of its battery through the power of the sun. However, solar technology has many other potential applications, and its use cases extend far beyond passenger cars, allowing for grid-independent charging and a reduction of running costs or total costs of ownership in transport-related use cases, such as trucks, buses, recreational vehicles and boats. Fleet operators may use our technology to retrofit existing vehicles, to extend the range of BEVs or to comply with emission regulations. The transport and logistics industries in particular are very focused on total cost of ownership, and we believe our solar integration can reduce their running costs significantly. Manufacturers may also use our technology for new production vehicles. We have several patents granted or within the filing-process protecting our proprietary technology. The following graphic shows the expected timeline for retrofitting and series integration.

Our technology will be one of the distinctive features of the Sion. It will have the ability to recharge itself using solar energy panels installed on the exterior that leverage our polymer-based solar technology. We expect that solar power will reduce the number of charging intervals and, depending on the vehicle’s usage profile, may even eliminate the need for battery charging, positioning us to benefit from a significant competitive advantage over conventional electric vehicles. The Sion’s polymer exterior significantly reduces the need for expensive metal-stamping tools and machinery costs, and the integration of solar modules into the bodywork eliminates the need for a costly paint shop, which helps us to accept reservations for the Sion locking in a comparatively low net entry price of currently €25.1 thousand. Consistent with our goal to lower CO2 emissions, each Sion will be outfitted with technology that can connect to our car- and ride-sharing networks through our proprietary hardware and software solutions. We expect that the Sion will be convenient to operate and share and comparatively affordable providing it with the potential to disrupt the market.

To make the Sion affordable for the mass market without compromising security or quality, we do things differently and, we believe, much more efficiently and sustainably than traditional car manufacturers or other pure EV manufacturers. We believe our production and distribution strategies will enable us to reduce production complexity, maintain relatively low overhead costs and significantly reduce our capital expenditures and distribution costs, thereby positioning us to become a price-value leader compared to competitors’ offerings in the relevant car segments. We intend to produce the Sion as a one-variant-only vehicle via a third-party producer and to rely on business-to-consumer direct distribution. All Sions will have the same exterior color and vehicle features, and will rely on existing off-the-shelf component parts from established automotive suppliers, such as Vitesco Technologies Germany GmbH (a former subsidiary of Continental AG), Hella GmbH & Co. KGaA and FinDreams Industry Co., Ltd., resulting in economies of scale through the partial elimination of development costs, reduced purchasing and manufacturing complexity, reduced logistical challenges and inventory costs, and lower risks associated with quality control and testing, all of which should facilitate more rapid growth of our operations. The contract manufacturer Valmet Automotive in Uusikaupunki, Finland will produce the Sion. Our goal is to offset 100% of the CO2 emissions generated by the production of the Sion and our future vehicle models, with a view to achieving full CO2 neutrality during the production cycle.

Rather than relying on dealerships to sell the Sion, we intend to rely on what we consider to be an innovative and effective way to sell directly to customers through our online platform. Customers can view the Sion, book a test drive and engage and place orders directly with us. As of September 1, 2022, we had more than 20,000 reservations, more than 3,500 of which were made in 2022, with advance payments resulting in total net cash inflows of approximately €43 million from our customers. These reservations correspond to a net sales volume of approximately €435 million assuming all reservations actually result in sales. However, our customers may cancel their reservations without penalty according to our general terms and conditions, if no binding purchase agreement has been concluded by an agreed deadline, which varies. Some reservations are already cancelable as of the date of this document. We intend to begin fulfilling customer reservations in the first quarter of 2024. See also “Risk Factors  —  Risks Related to Our Business and Operations  —  Any delay in commercial production of the Sion could adversely affect us.”

We are already generating limited revenues from our proprietary solar technology, having shipped prototypes and solar retrofits to customers. We are also building up a customer base by signing non-binding letters of intent and purchase orders. With respect to the Sion, we are still in the pre-production phase and presented the first vehicles from the third prototype generation, the Sion SVVs, in July 2022. We are currently working on assembling and testing numerous SVVs and bodies-in-white with the support of our partners thyssenkrupp Automotive Body Solutions and Bertrandt, which are located close to Sono Motors’ headquarters in Munich.

Our available cash and cash equivalents will not be sufficient to secure our substantial funding needs through the planned start of production of the Sion. According to our current estimates, we expect to need additional funding of at least €240 million until the start of production of the Sion, which we currently envisage for the first quarter of 2024. In order to meet the targeted date for the start of commercial production of the Sion, we will need to raise substantial additional funds in the short term. We continue to actively consider various financing options, including registered offerings of newly issued shares and other equity securities.

For the six months ended June 30, 2022, we had a loss for the period of €61.0 million, compared to a loss for the period for the six months ended June 30, 2021 of €24.4 million. For the year ended December 31, 2021, we had a loss for the period of €63.9 million, compared to a loss for the period for the year ended December 31, 2020 of €56.0 million. We have incurred net losses since our inception in March 2016, resulting in an accumulated deficit of €208.1 million as of June 30, 2022 compared to €147.1 million as of December 31, 2021. We believe that we will continue to incur losses and depend on external financing for the foreseeable future at least until we commence material deliveries of the Sion and the time when we significantly scale our operations, including the monetization of our solar technology.

Our Market Opportunity

We believe that more needs to be done to slow global warming and that new technologies are needed to reduce CO2 emissions.

Our Market Opportunity Related to Our Solar Technology

For the solar application market, we believe solar integration will be the logical next step for pure electric vehicles. Solar production prices declined relatively consistently over the last ten years, with some marginal increases since the beginning of 2020 resulting partly from supply chain issues in connection with the global COVID-19 pandemic. The current solar production price as well as the increase in efficiency of solar cells enable solar integration to have a meaningful impact on ranges and autonomy of electric vehicles. Additionally, the steep increase in electric vehicle sales and the relatively slower increase in charging stations will create a bottleneck for the adoption of electric vehicles on a larger scale. We believe that even within the next few years, people living in apartments without private access to charging stations will be reluctant to buy electric vehicles due to uncertainty whether they will be able to find relevant charging options. This will put even more focus on electric vehicles with solar integration.

In addition to using our technology in BEVs, we also believe that our solar technology is a solution to make combustion engine vehicles more climate friendly. By integrating our solar technology, fleet operators can reduce energy consumption in a variety of vehicles including, among others, buses, trailers, trucks and vans, and thereby significantly reduce the total cost of ownership.

We estimate that more than half of the vehicles expected to be sold in 2030 will be suitable for solar retrofitting, including about a third that will be suitable for solar integration. We believe that this share will rise and that more than two thirds of the vehicles expected to be sold in 2040 will be suitable for solar integration.

Other users, such as building owners, already see the power of solar integration to reduce energy consumption and, accordingly, total cost of ownership. As more means of transport, including ships, trucks, vans and buses, switch over the coming years to electric engines, the benefit of solar integration will, we believe, become increasingly clear and important to market participants.

Our Market Opportunity Related to the Sion

We believe that political and regulatory pressure to reduce CO2 emissions will lead to lower demand for combustion engines and will increase demand for new technologies, such as BEVs. According to BloombergNEF, by 2025, plug-in vehicles, which includes hybrid vehicles and fully electric vehicles, are expected to represent 23% of new passenger vehicle sales globally, up from just under 10% in 2021. The share of sales of electric vehicles in some markets is expected to be much higher, with electric vehicles expected to reach 39% of sales in 2025 in China and in Europe. Some of the major European car markets may even adopt electric vehicles faster, with electric vehicles expected to account for 40% to 50% of new passenger vehicle sales in Germany, the UK and France. The forecast acceleration in electric vehicle adoption means that combustion vehicle sales are expected to have peaked globally in 2017 and will show a declining trend. By 2025, sales of passenger vehicles with internal combustion engines are expected to be 19% below the sales in 2017. Furthermore, global sales of commercial electric vans and trucks more than doubled in 2021. Most of these are lighter vehicles, where the market is forecast to turn electric quickly in the 2020s. Electric commercial vehicles are expected to reach cost parity with diesel commercial vehicles within the 2020s in most market segments. Battery vans and lighter trucks are already gaining market share and by 2030 are expected to account for just under a third of the market. Global electric vehicle sales shares in these segments are expected to reach 60% by 2040, while exceeding 75% in several countries.

Several fundamental trends are expected to drive this increase, including increasing awareness concerning environmental matters and sustainable energy, urbanization and more stringent emissions regulations. Technological innovation, such as more efficient ways to produce batteries, longer battery lifetime and breakthroughs in solar technology are expected to enable mass market adoption.

Many governments provide consumer incentives for electric vehicle purchases as part of economic stimulus programs. In Germany, for example, purchase-price subsidies for new electric vehicles priced below €40,000 from the German state currently amount to €6,000 per vehicle. A recent proposal envisaged to reduce these purchase-price subsidies to €4,500 per vehicle in 2023 and to €3,000 per vehicle in 2024. Since January 1, 2021, EU regulations impose their most stringent ever CO2 emission limits on all new passenger cars registered in the EU. We believe we are well positioned with the Sion to benefit from these market opportunities as we intend to offer net-zero-emissions solar-powered electric mobility to the mass market at a comparatively affordable price. The following graphic summarizes what we believe to be growth catalysts and enablers for energy transition.

Source: National Geographic; ICCT (International Council on Clean Transportation); Battery 2030+ Roadmap.

(1)	International Electric-Vehicle Consumer Survey, AlixPartners (October 2019).
(2)	UN — Department of Economic and Social Affairs (May 2018).
(3)	Compared to 2021.
(4)	As of April 2020.

Limitations of Products Offered by Market Incumbents

We believe that the products offered by many of the incumbent manufacturers suffer from the following limitations, do not reflect current and projected trends in consumer demand or ignore recent developments in solar technologies.

Lack of innovative solutions from traditional players: Traditional car, truck or bus makers typically do not develop a new car from scratch, but rather refine and improve their existing models and technologies. We believe that this approach has hindered fundamental innovation, which can only be achieved in an efficient and sustainable manner if old structures are discarded.

Global warming and reduction of CO2 emissions: Cars, trucks, buses and boats with internal combustion engines are a significant contributor to total CO2 emissions, the main greenhouse gas that contributes to global warming. We believe that climate-friendly and affordable electric mobility is critical for achieving sustainable mobility and an attractive customer proposition.

Increasing demand for mobility solutions and resource conservation: The world’s population continues to grow. Providing mobility solutions to an increasing population in light of the world’s limited resources requires sustainable mobility concepts, such as easily accessible car-sharing and ride-pooling solutions.

High energy prices: As a result of the Russo-Ukrainian war, energy prices have risen sharply. The majority of the electricity produced in Germany is based on non-renewable energy, including coal and gas. Accordingly, the price for electricity increased significantly in 2022 and there is concern about energy supply shortages.

Lack of sufficient charging infrastructure: Existing BEVs depend heavily on a limited number of charging stations. Many traditional carmakers believe the main solution to decreasing the dependency on charging infrastructure is to increase expensive battery capacity. Bigger batteries significantly increase both the price and the weight of the respective vehicle. As a result, BEVs either do not fulfill customers desires for sufficient range or become too expensive for the mass market.

Insufficient adaptation of solar technology for mobility use cases:    Generally, the available solar technology is not well-suited for mobility applications. Traditional solar technology relies on glass to cover the solar cells. Glass is, however, heavy, relatively inflexible, expensive and dangerous in crash situations. There is a lack of readily available technology that efficiently controls the interconnection between solar panels mounted on non-flat surfaces so that the impact angles of the sun’s rays differ. For commercial vehicles, no relevant solar integration solution exists that would allow vehicle operators to reduce their costs of ownership.

Limited affordability of clean mobility technologies:    Alternative and environmentally friendly mobility technologies have historically been expensive and are not ready for the mass market. In the case of electric vehicles, this is primarily due to high battery prices and immature charging infrastructures in many markets. We want to be the first company to offer an affordable, practical, electric family vehicle with solar-recharge capabilities for the mass market.

Our Solution

We believe we are well positioned to address current market dislocations and to capture demand from consumers who desire a convenient and affordable car ownership experience and from manufacturers who seek access to disruptive solar technology for mobility applications. Our solar technology is well-suited to provide benefits to most means of powered transport, especially new electric alternatives.

Innovative clean technology solutions: We believe we are a technological leader in solar-powered electric mobility. We consider ourselves to be the first company to develop a sophisticated concept for the full integration of polymer solar modules in a vehicle’s exterior. These polymer solar modules eliminate the need for heavy glass in a solar panel and allow for more flexibility. In addition, we have developed various other innovative technological solutions, including solutions for bidirectional charging, car-sharing and ride-pooling. We intend to include these technologies in the Sion, but will also monetize them separately.

Suitable for everyday use: We have designed the Sion as a family vehicle based on an intelligent use-of-space concept. In developing the Sion, we have centered the design around our polymer-based solar technology. Based on our current development targets, the Sion is expected to have an electric battery range based on the WLTP standard of up to 305 kilometers, or 190 miles. The seamlessly integrated solar modules are expected to provide additional range at no cost from sunlight and significantly reduce dependency on charging infrastructures, potentially allowing customers to save money on private charging stations or reduce their dependence on public charging infrastructure. We believe the reduction of external charging cycles compared to ordinary BEVs, together with the Sion’s comparatively low entry price, will make the Sion suitable for the mass market and everyday use and an especially attractive option for urban commuters and mid-low income families. All expected battery ranges for the Sion included in this document are based on the WLTP. The WLTP methodology differs from the US EPA’s testing methodology, which typically has lower ranges than those determined using the WLTP standard.

Affordable for average consumers: We are currently accepting reservations for the Sion locking in a comparatively low net entry price of €25.1 thousand. We expect that this price positions us to become the price-value leader in the relevant car segment based on total costs of ownership calculations performed by the German automobile club and by us. We believe that the ownership cost advantage, together with the Sion’s lower dependency on public or private charging infrastructures compared to normal BEVs, will provide the Sion with a competitive edge. Our competitors’ electric vehicles that are currently available, and that are expected to be launched in the relevant car segments in the near future, are expected to be significantly more expensive to purchase and operate than the Sion.

Powered by the sun: The Sion is able to charge itself using the power of the sun, which can add to the driving range of the car’s battery, making it less dependent on the availability and price of electricity. We believe that solar power will also make the Sion a more environmentally sustainable product than pure BEVs, as the Sion is less dependent on electricity produced from the “grid,” which includes electricity from coal and gas or nuclear energy.

Heightened independence: Power generated from the sun will decrease the dependence on charging infrastructure and the number of charging intervals. Depending on the vehicle’s usage profile, solar power may even eliminate the need for grid-based battery charging and may allow for the use of batteries with less capacity than in traditional BEVs.

Disruptive solar technology: Our polymer technology has been developed for car and transport applications. It is lightweight, allows for flexible surface integration via our patented injection molding process, is affordable due to fast and lean production and avoids the risk of bodily harm caused by broken glass. We have also developed other critical components for the use of solar technology in mobility applications. We have, through our power electronics, solved the issue that solar cells will be mounted on different parts of the exterior, which will lead to inhomogeneous exposure to sunlight. Our software visualizes the solar yield of the different parts of the Sion.

Sustainable and responsible mobility: The operation of the Sion itself will not emit any CO2 or other greenhouse gases and will align with our vision of sustainable and responsible electric mobility. We expect that operation of the first generation of the Sion (including facelifts), which we currently estimate to be 257,000 vehicles, will save millions of tons of CO2 compared to the operation of internal combustion engine cars and taking into account expected car sharing. We currently expect that all production-related greenhouse gas emissions that cannot be avoided or reduced along our supply chain and during the production process of the Sion will be fully neutralized through relevant offsetting measures.

Our Strengths

We believe the following combination of strengths, capabilities and features of our business model will distinguish us from our competitors and position us to successfully tap into the market for sun-powered mobility solutions.

Proprietary technology aimed at harnessing solar energy: Finding solutions that allow for the efficient use of solar power in mobility applications requires departing from traditional solutions and approaches. Solar cells are typically inflexible and developed for flat surfaces that have the same exposure to sunlight, such as rooftops. Through a multi-year development and testing process, our solar experts and automotive engineers developed an injection molding technology, which is, or is expected to be covered by our various patents. This technology embeds solar cells in polymer instead of glass, making the modules more flexible, lighter, less expensive, and more efficient than any other solar solution available today. As a result, our solar modules can be seamlessly integrated into all major surface areas of the Sion to optimize sunlight capture. Solar-power will allow vehicles, such as the Sion, to operate with less dependency on battery charging infrastructures and a reduced number of loading cycles compared to ordinary BEVs. Our solar modules will also allow us to replace the traditional metal sheet exterior and eliminate the need for costly paint jobs. The layer of polymer on top of our solar cells provides protection against impact and damage, such as scratches. Patents and know-how will protect our solar technology, making it difficult for potential competitors to provide similar solutions without licensing our technology.

Benefit from position as a technology leader: Based on the experience we have gained from developing and testing our Sion prototypes, we believe that we are well positioned to offer a one-stop-shop solution. We can take care of everything to realize solar integration in vehicles, from product development to the provision of services. We intend to deliver customized solutions, such as large body panels, solar sandwich panels, 3D shaped panels and semi-translucent solar windows, that meet the requirements and needs of potential customers in relation to different types of vehicles. Our on-board charger together with our high efficiency solar modules result in a highly efficient system, delivering outstanding power per square foot ratios.

In July 2022, we unveiled our “Solar Bus Kit”, a scalable business-to-business retrofit solution that reduces fuel consumption and inner-city greenhouse gas emissions, thereby contributing to climate protection. The Solar Bus Kit is a versatile and straightforward solution, optimized for the most common 12-meter public transport bus types on the European market, including Mercedes-Benz Citaro and MAN Lion City. Sono Motors plans to offer a complete and efficient retrofit solution for bus fleet operators who have a compelling need to reduce diesel consumption and CO2 emissions to meet their sustainability goals.

Positioned to capture untapped affordable electric vehicle market poised for growth: The global automotive market is huge and vehicles with internal combustion engines account for the vast majority of sales. The market is expected to remain huge, with expected sizes of $8.9 trillion in 2030 and $9 trillion in 2040, according to data by Statista. The market for electric vehicles is expected to show strong growth over the next ten or more years. This expected growth will be driven by a number of trends, including expected increasing convergence of production cost for electric cars and cars with internal combustion engines, consumer awareness of environmental concerns and sustainable energy and regulatory incentives aimed at promoting a shift to electric mobility. Within the market for electric vehicles, we believe that solar-powered electric mobility will be the next key trend. We are a solar-based electric mobility innovator with a clear focus on advancing solar technology. We do not have a design legacy that defines our brand, giving us the freedom to design the Sion with a focus on solar cell integration. The Sion’s net entry price of currently €25.1 thousand, coupled with its expected electric battery range based on the WLTP standard of up to 305 kilometers, or up to 190 miles, and its solar-charging capability, set the Sion apart from other electric mobility options. As a result, we believe that the Sion has the potential to be the first solar electric vehicle to meet the demands of a mass market.

Reservations and pre-orders demonstrate consumer support: We have built what we believe is a vibrant and loyal community of potential customers. Potential customers can participate in online discussions with us and cast votes indicating their preference for certain features on the Sion. The traction we have gained among potential customers is evidenced by a significant number of reservations and pre-orders, which we believe provides commercial validation of our model and revenue momentum. As of September 1, 2022, we had more than 20,000 reservations, more than 3,500 of which were made in 2022, with advance payments resulting in total net cash inflows of around €43 million, or an average of approximately €2,000 per reservation, from our customers. These reservations correspond to a net sales volume of approximately €435 million, assuming that all reservations actually result in sales. However, our customers may cancel their reservations without penalty according to our general terms and conditions, if no binding purchase agreement has been concluded by an agreed deadline, which varies by customers. Some reservations are already cancelable as of the date of this document. In addition, we have recorded more than 22,500 pre-orders from business customers, for which no advance payments were made and no contractual agreements were entered into.

B2C
>20,000
€ 435m[1]
Reservations with down payments
B2B
>10,000
€ 251m[2]
Pre-orders without down payments
B2C
12,600
€ 317m[3]
FINN pre-orders without down payments
TOTAL
>42,500
~€ 1,000m
Total

(1)	Based on the net price of €21.4k per vehicle underlying the first 16,000 reservations, a net price of €23.9k for all reservations up to 18,500 and a net price of €25.1k for all reservations thereafter. Assuming that all reservations result in sales. As of September 1, 2022. Reservations are or will become cancellable and there is no guarantee that all reservations will actually be converted into orders or sales or that the Company will be able to generate net revenues from all reservations.
(2)	Written or verbal confirmations for approximately 10,000 pre-orders at the current net price of €25,126 assuming all pre-orders result in sales. No down-payments were made for those pre-orders. Pre-orders are non-binding.
(3)

Letter of intent for 12,600 pre-orders with FINN GmbH and written or verbal confirmations for approximately 10,000 other pre-orders. Pre-orders are non-binding and reflect intention to buy over lifecycle.

Lean, efficient and agile production model contains costs and promotes scalability: Our production model was intentionally structured to align with our goals. We believe in plant sharing, in utilizing off-the-shelf component parts, and in a one-variant-only approach as ways to maintain relatively low overhead costs, significantly reduce our capital expenditures, and to become the price-value leader in the Sion’s car segment. We intend to maintain an asset-light production model and produce the Sion in Uusikaupunki, Finland with the contract manufacturer Valmet Automotive, so we will not have to invest in purchasing, operating or maintaining our own manufacturing facilities. We also intend to generate cost savings by producing a single, standardized vehicle model and by sourcing off-the-shelf component parts, such as the electric motor, mirrors, tires and car seats, from established automotive suppliers rather than engineering custom parts ourselves. We believe this approach will allow us to benefit from economies of scale and comparatively low component part prices so that we can pass these savings on to our customers. We estimate that the combination of these initiatives will allow us to realize up to approximately €500 million in aggregate expected cost and capital expenditure avoidance. We believe our production model will reduce purchasing and manufacturing complexity, logistical challenges and inventory costs, and minimize risks associated with quality control and testing, all of which should facilitate rapid growth of our operations.

Founder-led management team that includes industry experts with a clear growth mission: We are led by our founders, which gives us an outstanding combination of stability and a strong entrepreneurial corporate culture that fosters our common vision of affordable and sustainable electric mobility. Our founders are our major shareholders who drive our focus on long-term success and increasing shareholder value. We have also recruited experienced engineers from internationally renowned companies who possess strong skills in electrical engineering, solar engineering, automotive engineering and software development. Our experienced Chief Operating Officer, Chief Financial Officer, Chief Technology Officer, Group Lead Solar and Group Lead Digital complement our high-impact senior team due to their significant expertise in automotive manufacturing, solar technology and high-growth industries.

Our Growth Strategy

Our growth strategy focuses on two clearly identified building blocks: monetization of our solar technology and production and sale of solar electric vehicles.

Source: Company information.

(1)	€42,000 as of June 30, 2022.
(2)	As of September 1, 2022, more than 20,000 B2C reservations with an average advance payment of approximately €2,000.

(3)	LOl for 12,600 pre-orders with FINN and written or verbal confirmations for approximately 10,000 other pre-orders. Pre-orders are non-binding and no advance payments have been made.

Growth Strategy Related to Our Solar Technology

Monetizing our technological innovations: We see significant potential in our solar technology for a broad range of applications due to its physical flexibility compared to traditional glass solar panels, which enables tailor-made solutions for our clients. We believe that our technology has the potential to disrupt existing markets. We have the knowledge and products to cover the entire value chain for solar integration. We have already received purchase orders or entered into several non-binding letters of intent for partnerships, including with manufacturers of trailers, autonomous electric shuttles, trains, trucks, buses and boats that may use our technology in their own products. We may also produce and sell certain selected solar components, such as power electronics, license our patents to third parties or seek to generate service revenue from providing engineering services to third parties. They may use our technology to retrofit existing vehicles, to extend the range of BEVs, to equip new production vehicles or to comply with emission regulations.

Continuing to invest in technological innovation and intelligent mobility: We have achieved significant technological and design improvements around the integration of solar modules in vehicles while simultaneously reducing manufacturing costs. We intend to continue to invest in technological innovation to further advance our technologies and innovations, as well as the safety, reliability, range capabilities and functionality of our vehicles. We plan to invest in the improvement of existing, and the development of new, technologies. We intend to dedicate significant funding to the engineering, design and development, as well as the tooling, of our solar technology. We also intend to invest in the continuous development of the Sion and future vehicle models.

Growth Strategy Related to the Sion

Advancing the development of the Sion: We are currently executing a detailed plan to finish the design and development of the Sion, including finalizing the engineering of, and component sourcing for, the Sion. Further, we have completed the assembly of the first vehicles of our final generation of pre-series prototypes, our SVVs, and assembly of the remainder of the SVV fleet is underway.

Expanding our product portfolio: We are developing a “one base” vehicle platform with a view to scalability and usability for future models. We intend to use modular systems in the Sion, including the powertrain, chassis, thermal unit and certain electronics. These modular systems can also be used for other car types without any, or only minor, modification. Leveraging this platform and these systems, we intend to roll out multiple new vehicle models across various segments, including a cargo van and a crossover passenger vehicle. We intend to equip all of our new electric vehicles with our solar technology, and all are expected to continue to be carbon neutral.

Increasing our geographic footprint: Our initial market is focused on Germany, other EU member states and selected other European markets. We plan to expand our focus to additional nearby markets. In the long term, we currently intend to expand our operations to other, more remote markets, such as the United States and potentially even China. In order to reduce complexity, we currently plan to have at least some of the vehicles intended for a specific region manufactured by third-party manufacturers in that particular region.

Capturing additional revenue from CO2 pooling: Many developed countries have environmental regulations and incentives that seek to reduce CO2 emissions, providing us with an additional potential revenue source. For example, under EU regulation, any automotive manufacturer who fails to reduce the average emissions of its fleet sold in the EU to a specific CO2 emission per kilometer is subject to penalty payments. A manufacturer can avoid, or reduce, penalty payments, if it pools its emissions with those of manufacturers that exceed emission targets, such as manufacturers of zero or low emission vehicles. The economic benefit is shared between the pooling participants, providing us with an additional source of revenue. We intend to participate in one or more of these pooling arrangements, which we believe will comprise a meaningful percentage of our future revenue and will come at virtually no extra cost to us.

Adapting our sales approach: While we believe that our online approach to sales has the potential to replace the traditional dealership model of the car industry, we may consider supplementing or augmenting this approach by opening pop-up concept showrooms to allow our customers to view, touch and feel, and test-drive our model vehicles on-the-spot. We believe that pop-up concept showrooms may allow us to capture new potential customers who might not otherwise engage with our products. As we expand our product portfolio, we intend to utilize marketing and sales channels that provide us with the broadest possible reach and we intend to continue to be nimble and creative in how we target our customers to achieve maximum penetration in each market that we enter, while keeping our ambition of cost leadership in mind.

Continually improving our environmental performance: The core of our mission is to create sustainable products in a sustainable way. Accordingly, we plan to enhance the efficiency of the Sion’s drive train to increase the range that can be achieved with a single battery charge. In sourcing components and choosing our partners, we seek to continuously improve the CO2 footprint of the components we source and the services we receive. Our goal is to offset 100% of the CO2 emissions generated by the production of the Sion and our future vehicle models, with a view to achieving full CO2 neutrality during the production cycle.

Operations

Our Car

The following graphic summarizes the main features of the Sion’s solar technology:

We are currently in the process of finalizing the development of the Sion, our first solar electric vehicle. The following graphic shows the key steps to start of production. In July 2022, we presented the first vehicles from our third prototype generation, the SVVs, which we use to confirm our concept and to test components. In total, we are working to assemble 37 SVVs and bodies-in-white with the support of our partners thyssenkrupp Automotive Body Solutions and Bertrandt, which are located close to Sono Motors’ headquarters in Munich. Assembly of the SVVs is currently ongoing. The SVVs will undergo practical tests under extreme conditions in Europe and the U.S. in the upcoming testing phase. This includes series validation, homologation, crash tests, testing in different climates, optimizing solar technology and safeguarding, as well as refining driving dynamics on test tracks and on public roads.

The Sion will be produced in Uusikaupunki, Finland by the contract manufacturer Valmet Automotive, with the aim of ultimately using 100% renewable energy. The Sion is a five-seater that offers enough space for a family. Its 650 liter, or 23 cubic foot, trunk allows for the transportation of bulky baggage. The Sion’s liquid cooled lithium-iron phosphate battery has a capacity of 54 kWh, giving the Sion an expected range based on the WLTP standard of up to 305 kilometers, or 190 miles, according to calculations based on the WLTP standard on a single charge. Its seamlessly integrated solar cells allow the Sion to charge its battery during the day through the power of the sun. The Sion’s 456 seamlessly integrated solar half-cells can add 112 km or 70 miles on average (up to 245 km or 152 miles) per week of driving range to the car’s battery, making it self-sufficient for short distances or for occasional medium-distance travel.

Note: Illustrative example, using assumed battery capacity of 54kWh.

(1)	German Federal Ministry of Transport and Digital Infrastructure.
(2)

Based on calculations and measurements in Munich and certain assumptions concerning energy efficiency of the Sion. Actual range may be different. Distance may vary based on location and weather conditions.

If the solar power does not provide the energy needed, the Sion’s battery can be recharged using the power grid. It typically takes 35 minutes to charge up to 80% at a fast-charging station (up to 75 kW direct current charging). Additionally, the Sion can be charged at any public or private alternate current charging station in Europe (up to 11 kW alternate current charging) or at regular power sockets at home. Due to a bidirectional on-board charger and via an additional plug, the Sion will be able to share its power to charge Sions, other electric vehicles or other electrical devices following a software update. The battery is expected to have a useful life of at least 3,000 charging cycles.

The exterior and interior now feature fewer lines and clearer surfaces compared to prior models. The Sion’s revamped exterior design includes new headlights and rear lights, a new bottom sideline design, new door handles, a streamlined rear with a new camera and 3D lines and a new charging lid. Inside, the Sion features a more spacious, cleaner interior with more storage, newly designed front seats and rear bench and a new steering wheel. The Sion will also offer new color and trim for interior surfaces.

In the interior, the infotainment system will include connectivity and mobility services and can be controlled centrally via a 10.25-inch and CID id 10.1-inch touch display. Its 120 kW motor will allow the Sion to reach a maximum speed of 140 km/h (87 mph). We offered the Sion to the first 16,000 reservation holders at a net sales price of €21.4 thousand and to reservation holders 16,001 to 18,500 at a net sales price of €23.9 thousand net. The Sion is currently priced at €25.1 thousand. We believe that the current net sales price makes the Sion accessible to the mass market. In order to support our sales activities, we currently intend to provide a warranty for the Sion that will likely cover two years or 100,000 kilometers as well as a warranty for the battery of two years, 100,000 kilometers or 2,000 charge cycles. This warranty would be in addition to any statutory warranty provisions that apply.

Our latest generation of solar body panels demonstrates significant improvements. We made significant progress on surface quality and are working on solving industrialization topics. The latest generation of our solar body panels is being used for our SVVs this year and upon further improvement for our pre-series vehicles in 2023.

While we finalize development and prepare the launch of production of the Sion, we offered consumers who made an advance payment for the Sion to convert this advance payment into a lease contract for a Renault Zoe in 2020. The lease contract was entered into directly between the relevant consumer and a leasing provider. We are not a party to the lease contract. Our involvement consists of a transfer of the advance payment to the leasing provider. We renewed this offer in 2021 under slightly modified conditions and, in addition, provided reservation holders the opportunity to take a car lease at discounted conditions from a start-up car subscription company, FINN GmbH, which claims to focus on sustainability. In summer 2022, the start-up car subscription company offered our reservation holders, subject to certain conditions, a €500 discount on a car subscription. We may provide similar offers in the future to bridge the period until we make deliveries to our customers. These offers allowed consumers to already drive an electric car and positioned us to avoid cancellations and generate income from commissions.

In recent months we achieved two milestones in our development when Sono Motors was certified as an OEM by the Federal Motor Transport Authority (“KBA”) in July 2022 and when we achieved official incomplete type approval for the Sion (certified by KBA in July 2022). Having the incomplete type approval certificate is a major step towards the whole vehicle type approval as it extends our deadline for fulfillment of the General Safety requirements, version no. 2, which contain enhanced standards for topics such as restraint systems, vulnerable road use protection and protection against cyber attacks, from July 2022 to July 2024.

Our Technology

We consider our technological achievements to be at the core of our business activities and key to our future success. We have developed several innovative technologies for use in the mobility area. We intend to integrate our technologies in the Sion and future car models and have been approached by a number of companies, such as manufacturers of trucks, commercial vehicle equipment and public transport operators to provide them with access to our technology. We believe these technologies will offer our customers a unique experience and increased practicability of our vehicles far beyond the mere driving experience.

Polymer Solar Modules — Vehicle Integrated Solutions

Our solar technology is polymer based. It allows for flexible surface integration. Our modules, which will be produced by contract manufacturers in Europe based on our intellectual property rights, are lighter than regular glass solar panels. We use monocrystalline silicon cells for the solar modules that allow for seamless integration into the entire body of vehicles. Our polymer solar modules can be used to replace the traditional metal sheet exterior and need for costly paint jobs, as the exterior of a car, such as the Sion, will be covered with polymer solar body modules. Our solar modules make complex geometries and forms feasible, significantly broadening the scope of the technology’s possible applications compared to traditional glass solar panels. Our solar modules will be manufactured based on our patented injection molding processes. This approach makes our solar elements more robust than traditional solar cells, which are laminated into glass. We believe that our approach also allows for time-efficient production cycles, increasing the manufacturing speed of our vehicles. In addition, the layer of polymer provides the solar cells underneath with protection against impact and damage such as scratches. Our solar technology also includes a maximum power tracker, a control unit that seeks to predict the energy yield from solar cells mounted in different angles to the sunlight. We have also developed proprietary hardware for critical components, such as an on-board charger that feeds the energy created by the solar cells into the on-board batteries of the relevant vehicle. Our proprietary software provides for live energy data and optimization of energy yields and provides the backbone for seamless system integration of our solar technology. The following graphic visualizes potential current or future applications of our patented technology.

Solar technology offers a broad variety of use cases and we have already received purchase orders or entered into several letters of intent for partnerships, including with manufacturers of trailers, autonomous electric shuttles, trains, trucks, buses and boats, all of whom may enter into agreements with us to use solar technology in their own products. We believe that there are many relevant use cases for solar technology. For example, solar energy can be used to provide a large share of the energy needed by a semi-truck trailer with a cooling unit, positioning the fleet operator to increase operating hours and to reduce energy cost and CO2 emissions.

We believe our solar technology is among the lightest, most efficient and most affordable solar technology currently available for consumer usage. According to our own data, it is the lightest in terms of kilograms per square meter; it is the most efficient in terms of watts generated per square meter; and it is the most affordable in terms of production cost in euro per watt.

Our solar technology is the key element of our solar-first approach and the design and development of the Sion around our solar module technology. Our solar technology will significantly increase practicability. Our solar modules will charge the Sion’s battery whenever the Sion is exposed to light. In a single week, we expect the modules to generate up to 112 km or 70 miles (up to 245 km or 152 miles), on average purely via the energy of the sun. These figures are based on average sunlight exposure in Munich, Germany and therefore will vary depending on geographic location, regional season and weather conditions. The power generated while the Sion is parked and exposed to light will reduce the number of charging intervals or may even eliminate the need for external charging completely.

Following the start of production of the Sion, we believe that we will be positioned to enter into co-development projects with established car manufacturers, with a view to having our solar technology used in series production cars of established car manufacturers by 2024 or 2025.

Traditional Solar Modules — Vehicle Added Modules

In addition to our vehicle integrated modules, we also offer vehicle added modules. This approach aims at using solar technology for vehicles after they have been fully built. These solutions are relevant for customers which want existing vehicles equipped either in a prototype solar module or low to medium volume production.

This approach uses different types of semi-flexible solar modules, which are either glued or clamped onto the vehicle. The relevant solution is developed based on the needs of the specific customer, taking into account the expected lifetime of the vehicle, weights and costs specifications, installation times and synergies between solutions for different vehicle types. Currently we aim to be able to equip single prototypes. During 2022, we plan to improve the solutions to equip first small pilot fleets. For diesel buses, last-mile delivery vehicles, boats as well as for motorhomes and caravans a prototype solution is available and in most cases applied to customer vehicles, however we currently seek to have an optimized solution ready for implementation and street approval later this year. Continuous technical and cost improvements are planned for the remainder of 2022. For reefers and non-reefer cargo box vehicles, we delivered customer prototypes in the summer of 2022. Solutions for more curved surfaces, such as vans, would need to be developed upon customer request. We also aim to be able to equip large vehicles with semi-translucent solar windows to make efficient use of their large window areas.

Maximum Power Point Tracker

The integration of solar modules into energy systems for transport-related use cases requires power electronics that fit the vehicle powertrain or auxiliary systems. Our MCU is the central piece of our power electronics. Our MCU is a multichannel, dynamic system that is both conversion and tracking efficient. Our power electronics optimize the power output by intelligent algorithms and the energy earnings for solar modules mounted on, or integrated into, moving objects by a multichannel approach that considers quickly changing sun radiation conditions and differently oriented solar modules. We aim to optimize our power electronics to provide for a power range of above 1 kilowatts peak (“kWp”), with a target up to 2.5 kWp, whereas other power electronics typically provide for a power range of less than 1 kWp. Our MCU contains a controller area network that enables the battery systems to perform complex tasks efficiently and allows active communication between the battery systems and other devices throughout the vehicle.

We are currently developing three systems that are in different stages of maturity:

●	High Voltage System: The high voltage system is used in our Sion prototypes. While the Sion uses about 400V, the high voltage system has been developed to work with voltages between 400V and 800V. The system can be used for electric vehicles other than the Sion with minor or medium changes. Use cases include buses, vans, trucks, reefer trailers as well as electric boats.
●	Low Voltage System: Based on the Sion system, current development projects relate to adding low voltage capabilities, flexibility on the input voltage to allow for a combination with a broader range of solar modules and higher power output. The low voltage system will be relevant for diesel buses, smaller reefer vans and the camper industry.
●	Reefer System: For reefer systems, our maximum power point tracker unit need to be coupled with battery packs, inverters and charging systems.

Power Sharing, Car and Ride Sharing

We are planning to equip the Sion with a bidirectional power sharing solution. On the one hand, our vehicles can be externally charged with electricity based on plug-in technology; on the other hand, each Sion will have the ability to share its stored electricity, based on a bidirectional charging plug. The app-controlled solution should enable vehicle-to-vehicle via an additional plug, vehicle-to-home and vehicle-to-grid power sharing. Some aspects of bidirectional charging are expected to become available at some point after start of production and will need to be activated, once available, via an online software update. We have also developed a proprietary software and mobile application serving as a tool to access or provide the community with access to car and ride sharing. Our software is working as a marketplace-like communication platform bringing together “supply” and “demand.” As of the end of November 2022, we already have 553 non-Sion cars live on our sharing platform.

After-sales Service

Our innovative after-sales service system will be available once the serial production of the Sion has been started. For repairs and maintenance of our vehicles, the system will center around an online database where spare parts can be ordered and manuals as well as video tutorials for “do-it-yourself” fixes of our vehicles can be sourced. We intend that spare parts will also be available for direct 3D print or at a computer numerical control milling service. We will also make available on our online database workshop handbooks that allow customers to involve workshops in the service or repair of their vehicles.

In November 2022, we entered into an agreement with the Bosch Automotive Aftermarket division, which entitles us to negotiate arrangements with independent car repair workshops that operate within the framework of the Bosch Car Service repair concept (the “Bosch workshops”). This cooperation is intended to enable future Sion owners to use all services offered by participating Bosch workshops, including repair, servicing, maintenance, and warranty services. The cooperation would focus on the provision of services for repairs involving high-voltage or body parts. The Bosch workshops to be trained in the launch phase are expected to be distributed throughout Germany in such a way that both major cities and rural areas will be covered. Additional qualified car repair shops are intended to be added in the subsequent rollout to create a comprehensive service network available in many European countries. However, since we have to negotiate an arrangement with each Bosch workshop separately, there can be no assurance that we will be able to partner with a sufficiently high number of these Bosch workshops to achieve our goal of establishing a Germany- and, subsequently, an Europe-wide service network. There is also a risk that the Bosch workshops will, at least initially, have only limited experience in servicing our vehicles.

Sono Solar

As of June 30, 2022, we had 12 non-binding letters of interest and 10 purchase orders for our innovative solar solution. As of September 15, 2022, we had 13 non-binding letters of intent and 14 purchase orders.

Source: Company Information.

(1)9 non-binding LOIs and 3 purchase orders.

(2)12 non-binding LOIs and 10 purchase orders from customers.

(3)13 non-binding LOIs and 14 purchase orders.

(4) As of September 15, 2022.

In 2022, we signed purchase orders or contracts with Rhenus Group, The Reefer Group, Koegel Trailer GmbH, VBR Verkehrsbetriebe und Servicegesellschaft mbH and Wingliner GmbH.

●	Together with Rhenus Group, one of the world’s leading logistics service providers, we are exploring the use of our smart solar technology in last-mile logistics. The aim of this collaboration is to collect extensive solar data in real-life operations on the road in order to further optimize the potential of our patented solar technology for use on vans.
●	The Reefer Group is a global leader in refrigerated bodies. As part of our collaboration with The Reefer Group, we intend to build a first trailer vehicle with the Reefer Group’s French subsidiary Chereau for extensive testing to further evaluate the technical and economic feasibility of integrating a customized solar solution for a high volume series vehicle.

●	Koegel Trailer GmbH was founded in 1934 and is one of the largest European manufacturers of commercial vehicles, including trailers and semi-trailers today. We are in the final stages of delivering a retrofitted refrigerated body trailer to Koegel Trailer GmbH.
●	VBR Verkehrsbetriebe und Servicegesellschaft mbH is one of the largest fleet bus operators in Bavaria, Germany. We installed our proprietary solar technology on two prototype buses to be used for finalizing and refining our product. The buses are part of the Munich Transport and Tariff Association bus fleet and currently drive through Munich on their daily routes.
●	Wingliner GmbH offers automatic and customizable truck body kits. With Wingliner GmbH we built a prototype trailer with foldable hydraulic side walls, which was presented at a trade fair in September 2022. We intend to transform this prototype into a functioning vehicle in the future. In addition, in the summer of 2022, we delivered a customized solar solution for a reefer trailer for Mitsubishi Heavy Industries Thermal Transport Europe GmbH.

In partnership with the Munich Transport Company, MVG (Münchner Verkehrsgesellschaft) we launched our proprietary solar technology to public transport for the first time. The novel solar bus trailer has been in operation in the Munich metropolitan area since April 2022, testing the energy yields as well as the potential of the technology in daily operation.

In July 2022, we unveiled our novel “Solar Bus Kit”, a scalable business-to-business retrofit solution that reduces energy consumption and inner-city greenhouse gas emissions, thereby contributing to climate protection. The Solar Bus Kit is a versatile and straightforward solution, optimized for the most common 12-meter public transport bus types on the European market, including Mercedes-Benz Citaro and MAN Lion City. Sono Motors plans to offer a complete and efficient retrofit solution for bus fleet operators who have a compelling need to reduce diesel consumption and CO2 emissions to meet their sustainability goals.

The Solar Bus Kit allows subsystems like the heating, ventilation and air conditioning to be partially powered by renewable energy thereby saving fuel, CO2, and costs. The Solar Bus Kit can save up to 1,500 liters of diesel and up to 4 tonnes of CO2 per bus per year from the approximately 1.4 kW peak installation with a total size of about 8 square-meters of solar panels. Bus fleet operators are expected to see a potential payback time of approximately 3 to 4 years, depending on days in operation and fuel prices. We intend to cooperate with ÖPNV-Service Hagen (“ÖPNV-Service”) with respect to installation of the kit and after-sales and logistics services.

On September 7, 2022, we announced that we started a project with Scania, a subsidiary of Volkswagen, and LLT, a Swedish public transport authority, to test the Solar Bus Kit in real-life conditions in the northern hemisphere. The objective of the project is to optimize the efficiency of the solar technology for buses in northern climates.

Research & Development

We believe that it is and will be crucial for our success to keep up with advances and changes in electric vehicle technology. Our research and development activities currently focus on the finalization of the development of the Sion and will in the future include a facelift as well as a new version of the Sion and additional car models.

Our research and development (“R&D”) strategy focuses on developing our key technologies and innovations in-house where we benefit from the expertise of our highly qualified R&D team. This allows us to ensure that the key technologies and innovations used in our vehicles reflect our core values and vision of sustainable and affordable electric mobility. However, we also involve players in the automotive industry in our R&D activities and have established, or are in the process of establishing, several partnerships with suppliers and engineering service providers that develop and will supply certain components for our vehicles. This approach allows us to leverage the expertise and know-how of established market players in our R&D processes. In addition, we cooperate, or intend to cooperate, with renowned research institutions to combine our expertise in selected areas. For example, we established a joint project with the Fraunhofer Institute for Solar Energy Systems for a collaborative study that covers the testing of our patented solar technology up to its readiness for serial production and its certification.

Manufacturing Concept

Our manufacturing concept is based on the production of a “one-variant-only” vehicle while using certain standard automotive components from third-party suppliers, which positions us to significantly benefit from economies of scale. Our manufacturing approach enables significantly lower capital expenditures as well as various cost savings along the value chain. The offer of only one variant of the Sion enables us to focus our engineering capacities and significantly reduces manufacturing complexity, logistical challenges, inventory costs and quality and testing risks. The production of the Sion will be based on low inventories and an exact synchronization of steps along our supply chain. Due to the Sion’s uniform black polymer exterior, significantly less steel stamping tools and no paint shops will be needed for production and finish.

Contract Manufacturer Valmet Automotive

On April 5, 2022, we entered into a binding term sheet with Valmet Automotive, a Finnish contract manufacturer. The term sheet specifies all substantial parameters regarding the collaboration and the production of the Sion. Valmet Automotive will produce the Sion at its plant in Uusikaupunki, Finland, and will provide the capacity to produce up to approximately 257,000 vehicles over a seven-year period.

Pursuant to the term sheet, we are committed to make investments in the amount of approximately €28 million until June 2022 to cover costs and investments made by Valmet Automotive due to the tight schedule of the envisaged project. Between July 2022 and start of production, the term sheet provides for additional investments of €86 million. If we were to use the full capacity of 43,000 vehicles per year, which increase is subject to mutual agreement of the parties, additional investments of €100 million may be required. Under the term sheet, both parties have the option to terminate the term sheet at their discretion without liability, subject to certain material breach exceptions. Upon termination, each party’s continuing obligations under the term sheet will expire, except for any obligations which by their nature survive the term of the term sheet, e.g., confidentiality obligations. Details will be set out in a contract manufacturing agreement expected to be agreed in the coming months.

From the start of production onwards the Valmet Automotive will produce and assemble the Sion based on our specifications and using our internally developed key components as well as off-the-shelf-components from established suppliers. We may utilize a prototype shop floor in the plant.

Valmet Automotive started car manufacturing in 1968 as a joint venture with Saab. Since then the company built more than 1.7 million cars as contract manufacturer for some of the world’s leading original equipment manufacturers.

The change to Valmet Automotive and the development of new production lines leads to a new date for start of production. We currently expect to begin producing and delivering the first Sion in the first quarter of 2024.

We currently expect that all production-related greenhouse gas emissions that cannot be avoided along the supply chain, or during the production process of the vehicles, will be fully offset through relevant measures. Valmet Automotive claims to be one of the world’s most sustainable contract manufacturers for cars. Valmet Automotive was certified as climate-neutral on January 1, 2022. See “Risk Factors — Risks Related to Our Business and Operations — We depend on Valmet Automotive for production of the Sion.”

Off-the-shelf Components

We intend to source certain standard automotive parts, such as the electric motor, mirrors, tires and car seats, of the Sion as off-the-shelf-components from established suppliers for the automotive and other industries. The majority of our suppliers will be European suppliers for the automotive industry. The use of off-the-shelf components will mean comparatively low development costs as development and engineering work relating to major standard car components is done at the supplier level. We have vetted our suppliers to confirm that they comply with our vision as well as our standards concerning quality and reliability.

Logistics and Delivery Concept

Our logistics and delivery concept integrates various unconventional elements that deviate from industry standards. Sustainability and leaving a smallest possible CO2 footprint with our operations is important to us and will also influence our selection of relevant third parties and business partners (such as suppliers, 3PL and 4PL services providers) that we plan to involve in our logistics and delivery processes. In general, we expect our logistics and delivery processes to be comparatively lean due to our “one-variant-only” strategy regarding the Sion, allowing us to focus on only one production line. We intend to outsource the shipping and logistics management of our operations to 3PL services providers and currently do not intend to invest in our own logistics-related infrastructure, assets or equipment (such as trucks, trains, railcars, warehouses or sales offices). However, we will intensively explore investments in reusable packaging where considered beneficial. The 3PL services companies will provide comprehensive supply chain, transport, distribution management and execution services while we may also engage a 4PL services provider that will oversee the transportation and logistics operations of our 3PL services companies. We will also use and integrate digital means of communication and handover methods as well as the option of home delivery of vehicles to our customers. We believe that our intended logistics network and supplier ecosystem will be, in combination with delegated manufacturing processes, a competitive advantage.

With respect to deliveries, we plan to offer four delivery and handover options for our customers: factory pick-ups, handover events or, alternatively, informal “fast-lane” pick-ups at a location of our finished vehicle logistics (“FVL”) service provider as well as home deliveries. We intend to have delivery hubs in several cities across our markets and those delivery hubs are intended to be fixed locations where our customers can pick up their Sion. These locations will be provided by our FVL service partner and the pick-up process as well as the specification of such locations will be jointly determined by our FVL service partner and us. The fast-lane pick-up focuses on a time-efficient and informal option where customers have to deal only with minimal paperwork and no unnecessary documents, explanations or ceremonial proceedings. The home delivery option will be available for an extra charge. All aspects of the execution of finished vehicle logistics will be managed by our FVL services provider. Our distribution network has still to be finalized taking into account the available capacity of transport routes as well as sustainable options with a reduced CO2 footprint.

Marketing

We focus on providing multiple online and offline touchpoints with our customers and the community in general throughout the entire sales experience and rely on various marketing channels with a special focus on social media and online marketing. Our marketing efforts are geared towards increasing brand awareness in order to increase sales of the Sion.

We seek to increase brand awareness through a broad array of marketing channels such as targeted online marketing (including search engine optimization and search engine advertising), press publications, industry events, video advertising in public transportation and cinemas and guerilla marketing actions as well as physical test drives that can be easily arranged through our car-sharing offering. Our website content, blog, targeted newsletters, social media posts as well as local events are intended to spark further interest of potential customers in our offering.

Customers are able to place reservations for our vehicles on our website and can participate in online discussions with our community or cast votes on certain features of the Sion. Customers can set up test-drives based on our car-sharing offering. Purchase orders for our vehicles can then also be placed on our website.

Our approach to customer retention focuses on our community and feedback of satisfied customers on social media, targeted newsletters, video and other website content centered around features of the Sion, customer experiences and updates, community events or our blog. In 2020, we arranged for a special cooperation with Renault, pursuant to which we offered consumers who made an advance payment for the Sion to convert this advance payment into a lease contract for a Renault Zoe. We renewed this offer in 2021 under slightly modified conditions and, in addition, provided reservation holders the opportunity to take a car lease at discounted conditions from a start-up car subscription company, FINN GmbH, which claims to focus on sustainability. In summer 2022, the start-up car subscription company offered our reservation holders, subject to certain conditions, a €500 discount on a car subscription. We may provide similar offers in the future to bridge the period until we make deliveries to our customers.

We rely on a number of key performance indicators to gauge the success of our marketing efforts and make the building and retaining of our community visible:

●	Number of reservations of Sions: We assess the number of pre-production reservations for the Sion, which gives us visibility on market demand for our vehicles and shows customer support of our offering.
●	Net promoter score: We use a net promoter score, which is intended to indicate customer loyalty and satisfaction measurement derived from surveys among our customers on their satisfaction and likelihood to recommend our product or services to others on a certain scale.
●	Number of social media followers: The number of people following our brand on social media is a strong indicator of brand awareness and our popularity among our community. It indicates our reach that is achieved without any major engagement.
●	Newsletter subscribers and opening rate: The number of newsletter subscribers and the opening rate, i.e., the percentage of recipients of our email advertising that open our emails, are important indicators of the success of our email advertising strategy. The opening rate indicates, among others, the punchiness of subject lines, the composition of the audience and the appropriateness of emails sent.
●	Website visits: We track the number of visitors to our website as this indicates interest in our brand independently of our own media activities.
●	Advertising and marketing spent per reservation: This key performance indicator quantifies the benefit of a community, the role of word-of-mouth recommendations and the effectiveness of a strong brand to acquire new reservations and, in the future, purchasers for the Sion.

Sales

We primarily rely on online sales of our vehicles through our website with only a very limited number of physical locations. This approach allows us to reach many customers in a larger number of countries and eliminates potential dealer margins and distribution costs. We also intend to provide further digital channels to enable an exchange with our customers prior to the delivery of our vehicles with a view to taking the customer with us on the journey of building his or her vehicle.

However, we also plan to offer conventional direct sales channels and maintain physical contact with our customers. We want to offer a variety of events for this purpose, such as test-drive tours and product presentations, as well as mobile locations in cities or at our delivery hubs, where potential customers can test our vehicles and get all relevant information about our products and the

Company. These events will also enable us to collect relevant data about customers in order to better understand their needs. The following graphic compares the conventional sales process to our customer journey.

Customer Service

We intend to focus on our database, which will be available once serial production of the Sion has commenced and will enable customers to conduct certain economical repairs and “do-it-yourself” maintenance of our vehicles themselves based on digital open-source car manuals as well as video tutorials. Our customers will generally be able to choose from among three options:

●	Individual self-repair: Customers may conduct certain repairs and maintenance of their vehicle on their own at low cost with the assistance of our online database through open-source manuals, instructions and video tutorials while spare parts can be ordered online on our website or even simply be printed in 3D.
●	Non-licensed car-workshops: Depending on the skill level of the customer and the specific maintenance work to be done, our customers can also involve non-licensed car workshops who then engage in low-cost repair also based on our open-source material from our database.
●	Service partner network: We intend to cooperate with a renowned European service provider for an all-around carefree service offering and, in particular, repairs involving high-voltage or body parts.

We believe that our concept creates additional value for our customers as, contrary to the approach often taken by established vehicle brands, we currently do not intend to create incentives to have required service and maintenance work performed at typically more costly licensed car workshops. At the same time, this concept allows us to externalize the costs typically associated with the installation, operation and maintenance of a service network.

Information Technology

We use a number of standard software programs for our business operations. In addition, we deploy our own proprietary software and applications. To help secure data that we handle and protect against outages, we have implemented a number of protective measures, including duplicate systems, firewalls, antivirus software, patches, data encryption, log monitors, routine backups, system audits, data partitioning, routine password modifications and disaster recovery procedures.

Competition

Solar Technology

While there is a large number of providers of solar technology solutions for all kinds of stationary applications, the competitive landscape for vehicle solar solutions is less competitive. Based on a survey conducted by our business intelligence team, we have identified a few competitors particularly relevant to us, including a2-solar Advanced and Automotive Solar Systems GmbH, eNow, Inc., KRSolar B.V. doing business as wattlab, Im Efficiency B.V., Green Energy Solutions and TRAILAR.

We believe that the following factors differentiate us from these competitors:

●	our team includes both solar and automotive experts;
●	many of these competitors rely on self-installation while we offer installation services;
●	we rely on cell technology that provides high energy density at a reasonable cost;
●	we have developed maximum power point tracker solution; and
●	we offer both vehicle added solar modules and vehicle integrated solar modules.

Cars

The automotive market in general, and the automotive mass market in particular, are highly competitive, and while we are arguably the only manufacturer focused exclusively on family-friendly solar powered vehicles, we are not the only company seeking to develop and offer a solar powered car. We expect competition in our industry to intensify in the future, particularly in light of increased demand for alternative fuel and a regulatory push for electric vehicles (e.g., CO2 target emission regulations and tax or other monetary incentives), as well as declining battery prices. Continuing globalization may lead to additional potential competitors in emerging economies. We believe the primary competitive factors in our markets include:

●	manufacturing efficiency,
●	vehicle price,
●	product quality, performance and features,
●	design and styling,
●	innovation and development time,
●	reliability,
●	safety,
●	energy economy,
●	charging options,
●	customer service and
●	financing terms.

We have strategically positioned ourselves to fill a niche in the market for electric vehicles. However, we expect that the niche for solar electric vehicles may become more competitive in the future. Numerous competitors strive to offer e-mobility affordable to the masses and several other market players are currently experimenting with solar charging technology, including manufacturers with established brands and significantly greater financial resources than us such as Tesla, Toyota, and Lightyear. In order to succeed, we seek to be the price / value leader in our segment and offer customers the lowest total cost of ownership in our segment. The following graphic compares the Sion to selected offers from competitors:

Source: Websites & price lists of respective models. Segment source: German Federal Motor Transport Authority (Kraftfahrtbundesamt).

(1)	Prices shown are recommended net retail prices and do not include any indirect incentives. Pricing and included options can differ by region. Sion range based on expected WLTP range with additional solar based mileage based on calculations and measurements in 18 EU cities with highest population density and certain assumptions concerning energy efficiency of the Sion. Distance may vary based on location and weather conditions. Current price of the Sion after 18,500 reservations is €25.1 thousand net.

Intellectual Property

Our intellectual property, including patents, trademarks and copyright, is important to our business. We hold several patents in different jurisdictions relating to our solar module technology, ventilation system and energy management system for vehicles, have filed several patent applications, including relating to our solar technology, and expect to file several additional patent applications in 2022. We have registered trademarks in the EU or other relevant jurisdictions for “Sono Motors” and “Sion.” Our intellectual property portfolio includes domain names for websites that we use in our business.

We control access to, use and distribution of our intellectual property through confidentiality procedures, non-disclosure agreements with third parties and our employment and contractor agreements. Under the German Employee Invention Act (Arbeitnehmererfindungsgesetz) we generally have a claim on work-related inventions by our employees. We rely on contractual provisions with our business partners to protect our intellectual property and proprietary technology, brand and creative assets. We seek to maintain and protect our intellectual property portfolio, including by pursuing any infringements by third parties.

The following graphic provides an overview of our granted patents and filed patent applications as of September 30, 2022.

As of September 30, 2022, we are in the process of preparing 8 additional invention disclosures.

Insurance Coverage

We have taken out a number of group insurance policies that are customary in our industry, such as property and loss of earnings insurance, business liability insurance, including insurance for product liability, transport insurance and environmental liability insurance. We believe that our insurance policies contain market-standard exclusions and deductibles. We regularly review the adequacy of our insurance coverage and consider the scope of our insurance coverage to be customary in our industry.

Employees

By year-end of 2021, a total of 231 people, with over 33 different nationalities, were employed at Sono Motors. We continued to grow our team in 2022, with 350 people employed at Sono Motors as of June 30, 2022. As of October 31, 2022, we employed 410 people.

Engineering and development for the Sion and our proprietary solar technology account for over 60% of our workforce. The following table shows the number of employees, by category, as of December 31, 2019, 2020, 2021, June 30, 2022 and October 31, 2022:

	Department
	Departments
	Sion, Solar	Marketing &	HR +
Year	and Digital	Sales	Finance	Organization	Other	Total
December 31, 2019	41	26	4	4	11	86
December 31, 2020	52	21	9	5	20	107
December 31, 2021	157	23	12	9	30	231
June 30, 2022	237	25	11	11	66	350
October 31, 2022	312	28	16	13	41	410

Facilities

Our headquarters are located at Waldmeisterstraße 76, 80935 Munich, Germany. We have leased this property for a fixed term until March 31, 2023 and have the option, after the expiration of the fixed term, to extend such lease for an additional term of one year up to five times. The lease will be consecutively and automatically extended for one more year, unless the lease is terminated by either party with six-months prior written notice.

In addition, we have leased a workshop, which we also refer to as our research and development center, at Waldmeisterstraße 93, 80935 Munich, Germany. We have leased this property for a fixed term until April 30, 2026. We then have the option to extend this fixed term by five years.

We have also leased another office building next to our headquarters at Tagetestraße 2, 80935 Munich, Germany. The lease started on July 1, 2022 and runs for an indefinite period. It can be terminated with a notice period of six months to the end of the month.

We have also leased a storage building at Waldmeisterstraße 99, 80935 Munich, Germany. The lease started on September 1, 2022 and runs for an indefinite period.

As of the date of this document, we do not own any real estate property and do not lease any real estate property, except for our headquarters and our research and development center.

Legal Proceedings

From time to time, we may be involved in various claims and legal proceedings relating to claims arising out of our operations.

In February 2022, a former employee filed a claim in court against us. The former employee asserts that the termination of his employment relationship by us was not justified and seeks re-employment. In May 2022, the former employee expanded the claims to recover certain benefits, which he claims to have a value of €14.2 million. We believe this claim to be without merit and will defend ourselves vigorously against these claims.

In the first half of 2021, we decided to change our designated battery supplier. The former supplier has indicated that it believes it is entitled to compensation under its contract with us. In initial discussions, the former supplier proposed an agreement with compensation in the amount of €2 million. In February 2022, the former supplier increased its request to €15 million. In June 2022. the former supplier filed an action for declaratory judgment (Feststellungsklage) with the Regional Court Stuttgart, Germany. in which the former supplier claimed that its damages were at least €23.4 million. We continue to believe this claim to be without merit and will defend ourselves vigorously against this claim.